

Breakthroughs that change patients' lives

Proxy Statement for 2022 Annual Meeting of Shareholders

2021 Annual Report on Form 10-K[1]

[1]The 2021 Annual Report on Form 10-K is not included in this filing. The 2021 Annual Report on Form 10-K is included in Appendix A to the Notice of 2022 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 17, 2022. The Corporate and Shareholder Information contained in the materials being mailed to our shareholders beginning on or about March 17, 2022 is not included in this filing.

Purpose
Blueprint

OUR PURPOSE

Breakthroughs that change patients' lives

OUR BOLD MOVES

    

1. Unleash the power of our people	2. Deliver first-in-class science	3. Transform our go-to-market model	4. Win the digital race in pharma	5. Lead the conversation

OUR BIG IDEAS

1.1 Create room for meaningful work	2.1 Source the best science in the world	3.1 Improve access through new payer partnerships	4.1 Digitize drug discovery and development	5.1 Be known as the most patient-centric company
1.2 Recognize both leadership and performance	2.2 Double our innovation success rate	3.2 Address the patient affordability challenge	4.2 Enhance health outcomes and patient experience	5.2 Drive pro-innovation/pro-patient policies
1.3 Make Pfizer an amazing workplace for all	2.3 Bring medicines to the world faster	3.3 Transform the way we engage patients and physicians	4.3 Make our work faster and easier	5.3 Focus the narrative on the value of our science

OUR VALUES

   

Courage	Excellence	Equity	Joy

Table of Contents

A Letter from Pfizer's Chairman & Chief Executive Officer

To Our Shareholders:

2021 was a watershed year for Pfizer. A year in which we set all-time highs in all major areas of focus for our company.

- We reached an estimated 1.4 billion patients with our medicines and vaccines. That's roughly one out of every six people on Earth. Never before has Pfizer's patient impact been so wide-reaching.

- We initiated 13 pivotal clinical studies – the highest number ever for Pfizer.

- We increased our investments in Research & Development (R&D) from $8.9 billion in 2020 to $10.5 billion in 2021.[i]

- And we grew revenues to $81.3 billion (reflecting 92% operational growth), Reported Diluted EPS to $3.85, and Adjusted Diluted EPS to $4.42.[ii]



Dr. Albert Bourla

During the year, we also continued to lead the battle against COVID-19. Throughout 2021, in collaboration with BioNTech, we brought our COVID-19 vaccine to more populations and further ramped up our manufacturing and distribution capabilities. As a result, the market share of our COVID-19 vaccine has continued to grow, representing 70% of all doses distributed across the U.S. and EU as of March 5, 2022.

Late in the year, our breakthrough oral treatment, PAXLOVID™, became the first oral treatment for COVID-19 to receive an Emergency Use Authorization (EUA) from the U.S. Food & Drug Administration (FDA). As of March 7, 2022, PAXLOVID had received emergency or conditional authorization for use with certain populations in more than 50 countries.

The success of our COVID-19 vaccine and treatment programs has not only made a positive difference in the world; I believe it has fundamentally changed our company and our culture forever. Colleagues across Pfizer are inspired by our achievements and more determined than ever to be part of the next breakthrough. And in a 2021 survey, 95% of our colleagues said they are proud to work for Pfizer, which ranks among the best in corporate America.

Our COVID-19 leadership also has fundamentally changed the way Pfizer is perceived externally by shining a light on the tremendous value our science can bring to society.

- We improved our ranking from fourth to second among large biopharma companies in the PatientView Global Survey.
- According to Morning Consult, 61% of Americans have a favorable view of Pfizer, which is up 33 points since January 2020.
- And just last month, Fortune ranked us fourth on its annual World's Most Admired Companies list – the highest ranking we have ever achieved.

Driving Breakthroughs Across All Our Therapeutic Areas

While so much focus has been on our COVID-19 programs, we've never lost sight of the needs of other patients – patients whose needs are no less urgent.

In 2021, our scientists' focus and determination led to many potential life-changing discoveries. This included creating a "template" for helping cancer-fighting molecules break through the blood-brain barrier to target cancer that has spread to the brain; potential breakthroughs that seek to address the underlying causes of inflammatory skin diseases; and a potential treatment for a serious metabolic disease that leads to unintentional weight loss, muscle wasting and fatigue. We are using our vaccine expertise in an effort to tackle tick-borne illnesses such as Lyme disease and expanding our mRNA platforms to study the potential of the technology in helping to prevent flu and shingles, and to treat rare genetic diseases of the liver, muscle and central nervous system. And with our collaborator, Vivet Therapeutics, we advanced a gene therapy candidate designed to address the root cause of a rare genetic disorder called Wilson disease.

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i. Investments in R&D = Adjusted R&D expenses. See Footnote ii.
ii. Operational revenue growth excludes the favorable impact of foreign exchange. For additional information on the company's operational revenue performance, see the "Analysis of the Consolidated Statements of Income" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2021 Annual Report on Form 10-K. Adjusted income and Adjusted diluted EPS are defined as U.S. GAAP Net income attributable to Pfizer Inc. common shareholders and reported EPS attributable to Pfizer Inc. common shareholders—diluted before the impact of purchase accounting for acquisitions, acquisition-related items, discontinued operations and certain significant items. Adjusted research and development (R&D) expenses is an income statement line item prepared on the same basis as, and therefore a component of, the overall Adjusted income measure. See the "Non-GAAP Financial Measure: Adjusted Income" section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Pfizer's 2021 Annual Report on Form 10-K for an explanation of how management uses these non-GAAP measures, reconciliations to the most directly comparable GAAP measures and additional information. See also "*Financial Measures*" in the Compensation Discussion and Analysis section of this Proxy Statement.

Pfizer's ESG Strategy: Creating Value for Multiple Stakeholders

During 2021, we also further enhanced our commitment to Environmental, Social and Governance (ESG) principles. Pfizer's ESG strategy is focused on six areas where we see opportunities to create a meaningful and measurable impact over the next decade: product innovation; equitable access and pricing; product quality and safety; diversity, equity and inclusion; climate change; and business ethics. We made great strides in each of these areas last year, and I would like to share three examples.

First, Pfizer last year published an industry-first retrospective analysis of demographic data of U.S. participants in 213 of our interventional clinical trials that initiated enrollment from 2011 through 2020. The analysis demonstrated that overall trial participation of Black or African American individuals was at the U.S. census level (14.3% vs. 13.4%), participation of Hispanic or Latino individuals was below U.S. census (15.9% vs. 18.5%), and female participation was at U.S. census (51.1% vs. 50.8%). Our goal is to achieve racially and ethnically diverse participation at or above U.S. census or disease prevalence levels (as appropriate) in all our trials.

Second, Pfizer has made significant progress in diversifying our colleague base, particularly at more senior-level positions. In the last three years, for example, we have increased the percentage of women at the vice president level and above globally from 32.3% at the end of 2018 to 41.5% at the end of 2021. Over that same timeframe, we have increased the percentage of minorities at the vice president level and above in the U.S. from 18.8% to 25%.

Third, we continue to make progress in helping to ensure our COVID-19 vaccine and oral treatment are accessible by everyone everywhere. I am thrilled to say that we remain on track to meet or exceed our goal of delivering at least two billion doses of our vaccine to low- and middle-income countries by the end of 2022 – having just met our goal of delivering the first one billion by the end of 2021. In terms of our oral COVID-19 treatment, we have signed a voluntary license agreement with the Medicines Patent Pool (MPP), which we hope will lead to expanded access, pending country regulatory authorization or approval, in 95 low- and middle-income countries that account for approximately 53% of the world's population.

For details regarding the impact of our ESG strategy on our business in 2021, you can view Pfizer's 2021 ESG Report at: https://investors.pfizer.com/Investors/Financials/Annual-Reports/default.aspx.

Positioned for Future Growth

Looking ahead, Pfizer is well positioned to continue to deliver meaningful value for patients, investors and all stakeholders. This confidence is underpinned by the momentum of our business, the expected durability of our COVID-19 offerings, the strength of our internal R&D pipeline (which as of February 8, 2022 consisted of 89 potential new therapies and indications with 10 programs in registration and 27 in Phase 3 clinical trials), and, of course, by our ability to deploy capital into growth-focused business development to access external science.

In summary, 2021 saw Pfizer further cement its standing as a scientific and commercial powerhouse capable of taking on the world's most devastating diseases. In a year of unprecedented challenges, we realized unprecedented achievements. We are grateful to the colleagues, clinical investigators, research institutions, partners, and, of course, patients who have made these breakthroughs possible, and we look forward to many more successes in the year ahead.

Thank you for your continued support of our important work.

Sincerely,

Albert Bourla

Dr. Albert Bourla
Chairman & Chief Executive Officer

Emergency Use Authorization Statement

PAXLOVID has not been approved, but has been authorized for emergency use by FDA under an EUA, for the treatment of mild-to-moderate COVID-19 in adults and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct SARS-CoV-2 viral testing, and who are at high-risk for progression to severe COVID-19, including hospitalization or death.

The emergency use of PAXLOVID is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated or authorization revoked sooner.

We encourage you to read our 2021 Annual Report on Form 10-K, which includes our audited consolidated financial statements as of and for the year ended December 31, 2021, and the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein. Patient counts included herein are estimates derived from multiple data sources.

A Message from Pfizer's Lead Independent Director

Dear Shareholders:

On behalf of the Board of Directors, I would like to thank you for your investment and confidence in Pfizer. It is a privilege to continue to serve as your Lead Independent Director and work closely with my fellow Directors to carry out our fiduciary responsibilities to you, our shareholders.

We are fortunate to have a highly diverse Board with multinational business experience across industries, deep expertise in medicine and science and strong representation in terms of gender and ethnic diversity. The Board's breadth of expertise proved particularly valuable to management over the last year as Pfizer continued to navigate through the unprecedented global pandemic. It is my pleasure to highlight a few initiatives undertaken by the Board over the past year.



Mr. Shantanu Narayen

Board Oversight of Strategy and Response to COVID-19

Over the last year, the Board remained clearly focused on Pfizer's efforts to combat COVID-19. We received regular updates from management on the company's progress specific to COVID-19 and its broader strategic and operational initiatives. Updates from management included in-depth discussions about Pfizer's corporate strategy, short- and long-term objectives, the operating plan, long-term strategic plan, and the broader competitive landscape.

Board Oversight of Environmental, Social and Governance Strategy

During 2021, Pfizer continued to amplify its commitment to connect the company's purpose more intentionally with its Environmental, Social and Governance (ESG) strategy and with investors' and stakeholders' interests. As ESG objectives became more integrated with Pfizer's broader strategic priorities, the Board continued to focus on these important and timely topics by overseeing ESG at both the Board and Committee levels.

The Governance & Sustainability Committee is primarily responsible for overseeing Pfizer's overall ESG strategy. During 2021, the Committee received updates from management at nearly every meeting about Pfizer's progress against its ESG strategy, including diversity, equity and inclusion targets, and decision to enhance its corporate political expenditures reporting discussed later in this Proxy Statement. In addition, the Committee was supportive of the Compensation Committee's decision to incorporate ESG metrics focused on diversity, equity and inclusion and greenhouse gas emissions into the executive compensation program going forward.

Strong Commitment to Shareholder Engagement

In closing, we would like to thank our shareholders and other stakeholders for the time they commit to engaging in productive dialogues with Pfizer. We are grateful for the candid feedback shared with the company – and in some cases directly with members of the Board. The Board considers this input as an important factor in its deliberations and collective decision-making.

We look forward to serving your interests in 2022 and beyond. Thank you for your support.

Sincerely,

Shantanu Narayen
Lead Independent Director

Notice of 2022 Annual Meeting and Proxy Statement

Voting Your Shares

For information regarding how to vote your shares by telephone, by internet, by mail or at the virtual Annual Meeting, see "*Annual Meeting Information – Voting*" later in this Proxy Statement.

Items of Business

- To elect 12 members of the Board of Directors, each until our next Annual Meeting and until his or her successor has been duly elected and qualified.
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for 2022.
- To conduct an advisory vote to approve our executive compensation.
- To consider 5 shareholder proposals, if properly presented at the **Annual** Meeting.
- To transact any other business that properly comes before the **Annual** Meeting and any adjournment or postponement of the Meeting**.**

Materials To Review

This booklet contains our Notice of 2022 Annual Meeting and Proxy Statement. Our 2021 Annual Report on Form 10-K is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A **or** the Corporate and Shareholder Information on the back inside cover are a part of our proxy solicitation materials.

This Notice of 2022 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 17, 2022.

[signature]

Margaret M. Madden
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
March 17, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2022

This Notice of 2022 Annual Meeting and Proxy Statement and the 2021 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/Investors/Financials/Annual-Reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

 **TIME AND DATE**

9:00 a.m., Eastern Daylight Time (EDT), on Thursday, April 28, 2022

 **VIRTUAL MEETING ONLY —NO PHYSICAL MEETING LOCATION**

The 2022 Annual Meeting will be held in a virtual meeting format only. To access the virtual Annual Meeting, please visit www.meetnow.global/MWPVZT2. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting.

 **RECORD DATE**

March 2, 2022

 **REPLAY OF VIRTUAL ANNUAL MEETING**

A replay of the Annual Meeting will be available approximately 24 hours after the Meeting at https://investors.pfizer.com/Investors/Events--Presentations/default.aspx for one year.

 **LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE VIRTUAL ANNUAL MEETING**

For information regarding how to access the names of registered shareholders entitled to vote at the Annual Meeting, see "*Annual Meeting Information – Voting*" later in this Proxy Statement.

Advancing Our Strategy



8

Regulatory Approvals



4

Regulatory Submissions



13

Phase 3 Study Starts



Research & Development

89

projects in our current product pipeline (as of February 8, 2022)



Manufacturing

39

sites worldwide



Global Footprint

~79,000

employees



Commercial Reach

>125

Countries Where We Sell our Products



Returned

$8.7 Billion

to shareholders through cash dividends in 2021



Revenues

~$81.3 Billion

in 2021

Pfizer-BioNTech COVID-19 Vaccine



More than

3 Billion

doses produced in 2021

Our Business and Strategy

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world.

Our 2021 Performance Overview

2021 was a significant year for Pfizer. We continued to build on our efforts to address the COVID-19 pandemic with scientific rigor, speed and efficiency while continuing to execute on our strategic priorities, including advancing and strengthening our product pipeline.

Our accelerated production and delivery of Comirnaty* to help vaccinate people all over the world against COVID-19 has been unprecedented. More than three billion doses of the vaccine were produced in 2021, and we remain on track to meet or exceed our goal of delivering at least two billion doses of our vaccine to low- and middle-income countries by the end of 2022 – having met our goal of delivering the first one billion by the end of 2021. We introduced Paxlovid, a breakthrough treatment discovered in Pfizer's laboratories that has the potential to change the way we treat COVID-19. We also licensed our intellectual property for this COVID-19 treatment to the Medicines Patent Pool, which we hope will lead to expanded access pending country regulatory authorization or approval in low-income and lower-middle-income countries as well as some upper-middle income countries, accounting for approximately 53% of the world's population. Pfizer is committed to working towards equitable and affordable access to our medicines and vaccines for people around the world.

We continued to deliver strong results with our financial performance, our research and development (R&D) pipeline and our Environmental, Social and Governance (ESG) commitments. We secured approvals in certain markets for Cibinqo, our new oral therapy for moderate-to-severe atopic dermatitis, a disease with substantial unmet medical needs; and Prevnar 20, our next-generation single-dose pneumococcal conjugate vaccine for adults. Among other achievements, we advanced scientific programs seeking to address respiratory syncytial virus (RSV), influenza and advanced prostate cancer, as well as actively supplemented our pipeline and portfolio through the completion of certain significant business development transactions, including the acquisitions of Amplyx Pharmaceuticals, Inc., Trillium Therapeutics Inc. and Arena Pharmaceuticals, Inc.

As a science-driven global biopharmaceutical company, we remain focused on advancing the pipeline, supporting our marketed brands and deploying capital responsibly, with a focus on initiatives that can contribute to our long-term revenue and future growth.

We are proud of the positive impact we are having on human lives around the world. Our ability to fulfill our purpose, *Breakthroughs that change patients' lives,* remains a core focus and underscores our commitment to addressing the needs of society to help sustain long-term value creation for all stakeholders.

* This Proxy Statement includes discussion of the COVID-19 vaccine that Pfizer has co-developed with BioNTech (BNT162b2) and our oral COVID-19 treatment (Paxlovid). This Proxy Statement may refer to the vaccine by its brand name, Comirnaty (approved under a Biologics License Application) or as BNT162b2 (authorized under Emergency Use Authorization (EUA)). The vaccine is U.S. Food and Drug Administration (FDA)-approved to prevent COVID-19 in individuals 16 years of age and older. The vaccine is authorized by the FDA to prevent COVID-19 in individuals 5 years of age and older. In addition, Comirnaty/BNT162b2 is authorized by the FDA for a third dose in certain immunocompromised individuals 5 years of age and older and as a booster dose in individuals 12 years of age and older. Paxlovid has been authorized for emergency use by the FDA under an EUA, for the treatment of mild-to-moderate COVID-19 in adults and pediatric patients (12 years of age and older weighing at least 40 kg [88 lbs]) with positive results of direct SARS-CoV-2 viral testing, and who are at high-risk for progression to severe COVID-19, including hospitalization or death. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the U.S. Federal Food, Drug, and Cosmetic Act (FFDCA) unless the declaration is terminated or authorization revoked sooner. The FDA has issued EUAs to certain other companies for products intended for the prevention or treatment of COVID-19 and may continue to do so during the duration of the declaration. Please see the EUA Fact Sheets at www.cvdvaccine-us.com and www.covid19oralrx.com. All trademarks mentioned are the property of their owners.

Advancing Our R&D Pipeline

As of February 8, 2022, we had the following number of projects in various stages of R&D:



Discovery Projects	Phase 1 →	Phase 2 →	Phase 3 →	Registration →	Total
	27	**25**	**27**	**10**	**89**
	Experimental medicines tested for first time in human clinical trials	Trials focused on medicines' effectiveness, ideal dosage and delivery method	Test results of earlier trials on larger populations in randomized trials to analyze risks and benefits	Applications filed with appropriate regulatory authorities when trials results warrant	

Over the past five years, we have had significant improvements in our clinical success rates driven by a purposeful R&D turnaround strategy that we began a decade ago. As shown below, Pfizer continues to sustain high end-to-end clinical success rates:

Clinical Trial Success Rates* ***(new molecular entities only)***	**Phase 1 (3-year avg.)**	**Phase 2 (5-year avg.)**	**Phase 3/Registration (5-year avg.)**	**End-to-End Success Rate**
Pfizer[1] (through 2021)	42%	60%	83%	21%
Industry[2] (through 2020)	43%	34%	72%	11%

* The analysis includes only studies involving new molecular entities.

(1) Success rates for Phase 1 are based on a 3-year rolling average (2019-2021); rates for Phase 2 and Phase 3/Registration represent a 5-year rolling average (2017-2021).

(2) Success rates are based on a 5-year rolling average for Phase 2 and Phase 3 studies, and a 3-year rolling average for Phase 1 studies, with the cut-off for the analysis ending on fiscal year-end 2020, which is the most recent information available. The "industry" in this analysis was based on the Pharmaceutical Benchmarking Forum's participant companies: AbbVie Inc.; Bayer AG; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; Johnson & Johnson; Merck & Co., Inc.; Novartis AG; Pfizer; Roche Holding AG and Sanofi SA.

Our Total Shareholder Return (TSR)



Quarterly Dividends	One-year TSR	Three-year TSR	Five-year TSR	Capital Returned to Shareholders (cash dividends)
3% ↑	**66.7%** ↑	**60.2%** ↑	**131.7%** ↑	**$8.7B**
Compared to 2020	Year-End 2021	Year-End 2021	Year-End 2021	in 2021

The Board's Oversight of Strategy and Response to COVID-19

The Board and its Committees oversee our corporate strategy, including significant business and organizational initiatives and capital allocation priorities, as well as potential value-enhancing business development opportunities intended to support our strategy. The Board engages in robust discussions regarding our corporate strategy at every meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan, long-term corporate strategic plan, and competitive landscape. In addition, the Board's Committees oversee the aspects of our strategy associated with their respective areas of responsibility.

Robust Board oversight of our response to the COVID-19 pandemic continues. The Board receives regular updates from management on our scientific efforts to help bring an end to the global health crisis, and the challenges presented by our goal to provide fair and equitable access globally to our COVID-19 vaccine and our oral therapy, as well as colleague health and safety. The scientific and industry expertise provided by the Board has been invaluable to management during this unprecedented period. For information regarding Pfizer's response to COVID-19, please see https://www.pfizer.com/health/coronavirus.

Our Approach to Environmental, Social and Governance (ESG)

At the heart of Pfizer's ESG approach is the simple idea that our values and commitment to long-term sustainability are the way we strive to responsibly fulfill our purpose, *Breakthroughs that change patients' lives,* build trust, and take accountability for the impact we make on society.

Our purpose is more important now than ever, as societal, environmental and economic shifts impact global health and health equity. Building on the foundation to more intentionally connect our purpose with our ESG strategy, in 2021 we further embedded ESG throughout our corporate strategy, business operations, and governance structure. Our efforts included evolving Pfizer's approach to financing capital investments using ESG-related instruments; enhancing the rigor in the processes and controls used to govern the integrity of data used in our ESG metrics; embedding an ESG lens in our assessments of potential acquisitions, investments, and divestitures; and aligning divisional strategies related to Pfizer's priority ESG issues. Integrating our Bold Moves, ESG Priorities and Core Values helps us fulfill and deliver our purpose.

Please view our 2021 Annual Review and 2021 ESG Report at www.pfizer.com/annual. Our Annual Review and ESG Report are not a part of our proxy solicitation materials.



PFIZER PURPOSE
Breakthroughs That Change Patients' Lives
BOLD MOVES
Unlock the Power of Our People
Deliver First-In-Class Science
Transform Our Go-To-Market Model
Win the Digital Race in Pharma
Lead the Conversation
ESG PRIORITIES
Product Innovation
Equitable Access & Pricing
Product Quality and Safety
Business Ethics
Diversity, Equity & Inclusion
Climate Change
CORE VALUES
Courage
Excellence
Equity
Joy

The Board's Oversight of ESG Matters

Pfizer's Board is fully engaged and is supportive of Pfizer's ESG program. The Governance & Sustainability Committee is primarily responsible for oversight of our ESG strategy, reporting, policies and practices. The Governance & Sustainability Committee receives regular updates from management on Pfizer's progress as measured against the company's ESG strategy, metrics and targets, and future initiatives to further enhance ESG performance. We recently held a public webinar regarding Board oversight of ESG, which featured the Chair of the Governance & Sustainability Committee, Mr. Joseph Echevarria. He described how the Board addresses ESG issues across multiple committees, and how our approach to ESG is integrated with the Enterprise Risk Management (ERM) program, which provides a framework for risk identification and management.

The Board Committees oversee specific elements of our ESG program associated with their respective areas of responsibility. Please see below:

BOARD OVERSIGHT

GOVERNANCE & SUSTAINABILITY	COMPENSATION	AUDIT	REGULATORY & COMPLIANCE
• ESG strategy, reporting, policies and practices • Human capital management, including culture, diversity, equity and inclusion, pay equity and talent management • Political and lobbying activities • Climate change initiatives in progress • Reputational risk factors • Board diversity	• Executive compensation program, including approving compensation of our executive officers • Executive diversity, pay equity, inclusion, recruiting, retention, career development and succession planning (in collaboration with the Governance & Sustainability Committee)	• ERM program; reviews and receives briefings on priority issues that fall under ERM and ESG • Company culture (compliance related concerns, workplace behavior, harassment and retaliation)	• Compliance program • Ethics and integrity • Product quality and safety • Quality and compliance governance framework and risk management • Healthcare-related regulatory and compliance risks in connection with the development, manufacture and marketing of products and risk mitigation efforts

Culture and Diversity, Equity and Inclusion

The Board also recognizes the critical importance and value of Pfizer's colleagues and the need to build and sustain a culture where colleagues of diverse backgrounds, abilities and experiences contribute their unique viewpoints and perspectives related to all aspects of the business. Management establishes and reinforces the company's culture, which the Board and its Committees oversee. Pfizer's commitment to diversity, equity and inclusion goes beyond ensuring all of our colleagues have the same opportunities to grow and succeed in line with our Equity value. We believe that every person deserves to be seen, heard and cared for. This happens when we are inclusive and act with integrity. Our leaders set the tone for the company, emphasizing the importance of acting with integrity, promoting an inclusive culture and supporting a speak-up culture in which colleagues are encouraged to share views and raise concerns without fear of retaliation. Please see Pfizer's 2021 ESG Report to view our diversity, equity and inclusion goals.

Item 1 – Election of Directors

All twelve members of our Board are standing for re-election. In an uncontested Director election, the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting. Each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until a Director's earlier death, resignation, removal or retirement. While we expect each nominee to be able to serve if elected, if any nominee is not able to serve, the persons appointed by the Board and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee), may vote their proxies for substitute nominees; unless the Board chooses to reduce the number of Directors.

Criteria for Board Membership

General criteria and considerations for Board membership include:

GENERAL CRITERIA

- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer
- Ability to make a meaningful contribution to the Board's advising, counseling and oversight roles
- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences
- Commitment to enhancing Pfizer's long-term growth
- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs
- Diversity with respect to gender, age, race, ethnicity, background, professional experience and perspectives

The Board and each Committee conduct annual evaluations to help ensure that each of its members individually, and the Board as a whole, continue to meet the criteria for Board membership. Based on these activities and their review of the current composition of the Board, the Governance & Sustainability Committee and the Board determined that the criteria for Board membership have been satisfied.

Selection of Candidates

Director Skills Considerations and Commitment to Diversity

In recruiting and selecting Director candidates, the Governance & Sustainability Committee considers the size of the Board and those skills outlined in our skills matrix. This matrix guides the Committee in determining whether a particular Board member or candidate possesses one or more of the requisite skills, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a range of additional factors, including other positions the Director or candidate holds; other boards on which he or she serves; the results of the Board and Committee evaluations; each Director's and candidate's projected retirement date; their independence; and the company's current and future business needs.

Pursuant to its charter, the Governance & Sustainability Committee of the Board is responsible for considering a diverse pool of candidates to fill positions on the Board; however, the company does not have a formal policy on Board diversity. Pfizer's Corporate Governance Principles provide that Directors should be selected so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives.

Process for Selecting Director Nominees

Consistent with the objective of maintaining the Board's diverse composition, during 2021, the Governance & Sustainability Committee identified and reviewed Director candidates and followed the rigorous process set forth below. In early 2020, the Board elected Drs. Susan Desmond-Hellmann and Susan Hockfield, as well as Mr. James Quincey. The Board did not elect any new Directors during 2021.

1	**2**	**3**	**4**
Needs Assessment	**Candidate Identification**	**Screening**	**Nomination and Onboarding**
Define skills & diversity criteria based on:	Identify a list of candidates through:	Review of qualifications:	Select Director nominees best suited to serve the interests of the company and its shareholders. Following election, all new independent Directors undergo a comprehensive onboarding process, which includes:
• Gaps to fill due to board turnover/ succession planning	• Board member recommendations	• Skills matrix	• meetings with members of the ELT and other senior leaders; and
• Current and future business needs	• Executive Leadership Team (ELT) recommendations	• Integrity and independence requirements	• an in-depth review of a broad set of materials that provide information on the company and Board-related matters.
• Results of Board evaluation	• Search agencies and recruiters	• Past experience and perspectives	
• Management team priorities	• Shareholders	• Other positions the candidate holds or has held	
	• Other sources	• Diversity	
		Committee members and, as appropriate, other Board members and management interview shortlisted candidates.	

Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the New York Stock Exchange (NYSE). To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include additional strict guidelines for Directors and their immediate families and can be found on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

• the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to, or purchases from, the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company;

• the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company; and

• contributions to not-for-profit entities in which a Director of the company, or a Director's spouse, serves as an executive officer, which amount to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater).

Drs. Desmond-Hellmann, Hobbs, Hockfield and Littman, and Mr. Echevarria, are employed at medical or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Inc., a company with which Pfizer engages in ordinary-course business transactions. Dr. Gottlieb is a Resident Fellow of the American Enterprise Institute (AEI). In 2021, Pfizer made a payment to AEI related to a corporate sponsorship. We reviewed our transactions with and payments to each of these entities and found that these transactions/payments were made in the ordinary-course of business and were below the levels set forth in our Standards.

Independence Assessment. Together with Pfizer's legal counsel, the Governance & Sustainability Committee reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director affiliated entities are also made available to the Committee. On the basis of these reviews, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Susan Desmond-Hellmann, Scott Gottlieb, Helen H. Hobbs, Susan Hockfield and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, Joseph J. Echevarria, Shantanu Narayen, James Quincey and James C. Smith.

Our 2022 Director Nominees

The Governance & Sustainability Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer that creates an effective and well-functioning Board.

			Committee Memberships					
Name	**Key Skills and Experience**	**Independent**	**Audit**	**Compensation**	**Governance & Sustainability**	**Regulatory & Compliance**	**Science & Technology**	**Other Public Boards**
Ronald E. Blaylock		✓	●	●				3
Albert Bourla, DVM, Ph.D. Chairman and CEO								–
Susan Desmond-Hellmann, M.D., M.P.H.		✓			●		●	–
Joseph J. Echevarria		✓	●		CHAIR			3
Scott Gottlieb, M.D.		✓				CHAIR	●	1
Helen H. Hobbs, M.D.		✓			●	●	CHAIR	–
Susan Hockfield, Ph.D.		✓				●	●	–
Dan R. Littman, M.D., Ph.D.		✓			●	●	●	–
Shantanu Narayen Lead Independent Director		✓						1
Suzanne Nora Johnson		✓	CHAIR			●		1
James Quincey		✓		●				1
James C. Smith		✓	●	CHAIR				–

KEY SKILLS AND EXPERIENCE



9 out of 12
Business Leadership & Operations



6 out of 12
International Business



4 out of 12
Human Capital Management



3 out of 12
Government & Public Policy



6 out of 12
Finance & Accounting



6 out of 12
Medicine & Science



4 out of 12
Risk Management



3 out of 12
Technology



6 out of 12
Healthcare & Pharma



4 out of 12
Academia



BOARD TENURE

10+ years

0–5 years

6–10 years

Average Director tenure is **6 years**

BOARD DIVERSITY

4 Female

3 Ethnically Diverse

4 of 12 Directors are female
3 of 12 Directors are ethnically diverse

Vote ✓ **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES AS DIRECTOR.**

Director Nominees



DIRECTOR SINCE: 2017

BOARD COMMITTEES:
Audit and Compensation

KEY SKILLS:

Business Leadership & Operations

Finance & Accounting

Risk Management

OTHER CURRENT PUBLIC BOARDS:
Advantage Solutions Inc., CarMax, Inc., and W.R. Berkley Corporation

Ronald E. Blaylock

AGE: 62

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Risk Management:
Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.

Finance & Accounting:
Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective to the Board on issues of importance relating to finance.

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market since 2006. Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. He also held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of Advantage Solutions Inc., CarMax, Inc. and W.R. Berkley Corporation, an insurance holding company. Former Director of Urban One, Inc. (from 2002 until 2019). Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business. Board Member of the Mental Health Coalition.



Chairman and Chief Executive Officer

DIRECTOR SINCE: 2018

KEY SKILLS:

Business Leadership & Operations

Healthcare & Pharma

International Business

Medicine & Science

Human Capital Management

OTHER CURRENT PUBLIC BOARDS:
None

Albert Bourla, DVM, Ph.D.

AGE: 60

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Human Capital Management/International Business/Healthcare & Pharma:
Dr. Bourla has over 25 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the global healthcare industry as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As Chairman and CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experiences on the Board of Pharmaceutical Research and Manufacturers of America (PhRMA) enable him to bring a broad perspective on issues facing our industry.

Medicine & Science:
Dr. Bourla brings expertise in medicine and science to the Board as he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.

Chairman of the Board of Pfizer since January 2020; Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 until December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare since 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations.

Board member of PhRMA. Board member of The Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of the Partnership for New York City and Catalyst.



DIRECTOR SINCE: 2020

BOARD COMMITTEES:

Governance & Sustainability and Science and Technology

KEY SKILLS:

Business Leadership & Operations

Healthcare & Pharma

Medicine & Science

Academia

Technology

OTHER CURRENT PUBLIC BOARDS:

None

Susan Desmond-Hellmann, M.D., M.P.H.

AGE: 64

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations:
Dr. Desmond-Hellmann brings strong leadership, expertise in business operations and global perspectives to the Board through her experiences as former Chief Executive Officer of the Bill & Melinda Gates Foundation, where she oversaw the creation of the Gates Medical Research Institute (GMRI) and as former President of Product Development at Genentech.

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Desmond-Hellmann's background reflects significant achievements in medicine, healthcare and academia. She brings expertise in medicine and science from her leadership roles in product development and clinical cancer research. Through her experiences at a biotechnology and pharmaceutical institute, she brings healthcare and pharma industry expertise. In addition, she has significant achievements in academia through her service as a distinguished professor at the University of California, San Francisco (UCSF). Pfizer and the Board benefit from her depth of experience and expertise in medicine, healthcare and academia.

Technology:
Dr. Desmond-Hellmann brings an expertise in technology and innovation from her previous experiences at Genentech and as a director on other public company boards, including Facebook Inc. (now Meta).

Board Member of National Resilience, Inc. and the GMRI. Senior Advisor at GMRI from 2020 until 2021. Served as the Chief Executive Officer of the Bill & Melinda Gates Foundation, a private foundation committed to enhancing global healthcare, reducing extreme poverty and expanding educational opportunities, from 2014 until her retirement in 2020. Prior to joining the Bill & Melinda Gates Foundation, she served as the first female, and ninth overall, Chancellor of UCSF from 2009 to 2014. Dr. Desmond-Hellmann remains an Adjunct Professor at UCSF. Member of the President's Council of Advisors on Science and Technology. From 1995 through 2009, Dr. Desmond-Hellmann was employed at Genentech where she served as President of Product Development from 2005 to 2009, overseeing pre-clinical and clinical development, business development and product portfolio management. Prior to joining Genentech, she was Associate Director, Clinical Cancer Research at Bristol-Myers Squibb Pharmaceutical Research Institute. Director of Facebook Inc. from 2013 to 2019. Director of Procter & Gamble from 2010 to 2017.



DIRECTOR SINCE: 2015

BOARD COMMITTEES:

Audit and Governance & Sustainability (Chair)

KEY SKILLS:

Business Leadership & Operations

Finance & Accounting

International Business

Risk Management

Government & Public Policy

OTHER CURRENT PUBLIC BOARDS:

The Bank of New York Mellon Corporation, Unum Group and Xerox Holdings Corporation

Joseph J. Echevarria

AGE: 64

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Risk Management:
Mr. Echevarria's 36-year career at Deloitte brings financial expertise and international business, leadership and operational and risk management skills to the Board.

Finance & Accounting:
Mr. Echevarria's financial acumen, including his significant audit experience, expertise in accounting issues and service on the audit committees of other public companies, is an asset to Pfizer's Board and Audit Committee.

Government and Public Policy:
Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his former public service on the President's Export Council.

Served as the Chief Executive Officer of Deloitte LLP, a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region, Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

CEO of UHealth and Executive Vice President for Health Affairs at the University of Miami since 2021. Senior Advisor to the President of the University of Miami. Serves as Chair Emeritus of former President Obama's My Brother's Keeper Alliance and as an advisor to the Obama Foundation. Member of the Board of Trustees of the University of Miami from 2012 until 2019. Chairman of the Board of The Bank of New York Mellon Corporation. Director of Unum Group, a provider of financial protection benefits, and Director of Xerox Holdings Corporation. Former Member of the President's Export Council and former member of the Presidential Commission on Election Administration.



DIRECTOR SINCE: 2019

BOARD COMMITTEES:

Regulatory and Compliance (Chair) and Science and Technology

KEY SKILLS:

Healthcare & Pharma

Medicine & Science

Government & Public Policy

OTHER CURRENT PUBLIC BOARDS:

Illumina, Inc.

Scott Gottlieb, M.D.

AGE: 49

KEY SKILLS & EXPERIENCE:

Government & Public Policy/Medicine & Science/Healthcare & Pharma:
Dr. Gottlieb brings significant expertise in health care, public policy and the biopharmaceutical industry to Pfizer's Board and the Regulatory and Compliance and Science and Technology Committees. Through his work as a physician and his tenure at the U.S. Food and Drug Administration (FDA), Dr. Gottlieb has demonstrated an understanding of patient needs, the public policy environment and the rapidly changing dynamics of biopharmaceutical research and development.

Special Partner, New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute. Served as the 23rd Commissioner of the FDA from 2017 to 2019. Prior to serving as Commissioner of the FDA, Dr. Gottlieb held several roles in the public and private sectors, including serving as a Venture Partner to New Enterprise Associates, Inc. from 2007 to 2017.

Director of Illumina, Inc. Director of Aetion, Inc. a private healthcare data technology company, and Tempus, a private technology company. Board Member of National Resilience, Inc. Scientific Advisory Board Member of CellCarta. Member of the National Academy of Medicine and a contributor to the financial news network CNBC.



DIRECTOR SINCE: 2011

BOARD COMMITTEES:

Governance & Sustainability, Regulatory and Compliance, and Science and Technology (Chair)

KEY SKILLS:

Healthcare & Pharma

Medicine & Science

Academia

OTHER CURRENT PUBLIC BOARDS:

None

Helen H. Hobbs, M.D.

AGE: 69

KEY SKILLS & EXPERIENCE:

Academia/Medicine & Science/Healthcare & Pharma:
Dr. Hobbs' background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 30 years and is a leading geneticist in liver and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

Investigator, Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Board Member of Atavistik Bio. Scientific Advisor of the Column Group. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received the Pearl Meister Greengard Award (2015) and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D. Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).



DIRECTOR SINCE: 2020

BOARD COMMITTEES:

Regulatory and Compliance and Science and Technology

KEY SKILLS:

Business Leadership & Operations

Medicine & Science

Academia

Government & Public Policy

OTHER CURRENT PUBLIC BOARDS:

None

Susan Hockfield, Ph.D.

AGE: 71

KEY SKILLS & EXPERIENCE:

Academia/Business Leadership & Operations/Medicine & Science:
Dr. Hockfield has strong leadership skills, having served as the first woman and first life scientist President of the Massachusetts Institute of Technology (MIT) from 2004 to 2012 and as Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Her background also reflects significant achievements in academia and science as she has served as a professor of Neuroscience at MIT since 2004. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

Government & Public Policy:
Pfizer also benefits from Dr. Hockfield's breadth and depth of experience in the public policy space, which includes her public service as Science Envoy with the U.S. Department of State, co-chair of the Advanced Manufacturing Partnership, as a member of a Congressional Commission evaluating the Department of Energy laboratories, and as President and Chair of the American Association for the Advancement of Science.

Professor of Neuroscience and President Emerita at MIT. Served as MIT's sixteenth president from 2004 to 2012. Member, Koch Institute for Integrative Cancer Research at MIT. Prior to joining MIT, she was the William Edward Gilbert Professor of Neurobiology, Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Board Member of Repertoire Immune Medicines and Cajal Neuroscience.

Served as Science Envoy with the U.S. Department of State and as a member of a Congressional Commission evaluating the Department of Energy laboratories. Founding co-chair of the Advanced Manufacturing Partnership. Fellow of the American Association for the Advancement of Science. Member of the American Academy of Arts and Sciences and the Society for Neuroscience.

Recipient of the Charles L. Branch BrainHealth Award, Charles Judson Herrick Award from the American Association of Anatomists, the Wilbur Lucius Cross Award from Yale University, the Meliora Citation from the University of Rochester, the Golden Plate Award from the Academy of Achievement, the Amelia Earhart Award from the Women's Union, the Edison Achievement Award, the Pinnacle Award for Lifetime Achievement from the Greater Boston Chamber of Commerce and the Geoffrey Beene Builders of Science Award from Research! America. She previously served as a Director of General Electric Company from 2006 until 2018 and of Qualcomm Incorporated from 2012 until 2016.



DIRECTOR SINCE: 2018

BOARD COMMITTEES:

Governance & Sustainability, Regulatory and Compliance and Science and Technology

KEY SKILLS:

Healthcare & Pharma

Medicine & Science

Academia

OTHER CURRENT PUBLIC BOARDS:

None

Dan R. Littman, M.D., Ph.D.

AGE: 69

KEY SKILLS & EXPERIENCE:

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 25 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the National Academy of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.

Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center since 1995 and an Investigator, Howard Hughes Medical Institute, since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995.

Member of the National Academy of the Sciences and the National Academy of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences and Scientific co-founder and Advisory Board Member of Immunai, Inc. Member of Scientific Advisory Boards at ChemoCentryx, Inc., the Cancer Research Institute, the Broad Institute, IMIDomics, Whitehead Institute of MIT Board of Advising Scientists and the Ragon Institute of MGH, MIT and Harvard. Member of the Scientific Steering Committee of Parker Institute of Cancer Immunotherapy. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).



Lead Independent Director

DIRECTOR SINCE: 2013

KEY SKILLS:

- Business Leadership & Operations
- Finance & Accounting
- International Business
- Human Capital Management
- Risk Management
- Technology

OTHER CURRENT PUBLIC BOARDS:

Adobe Inc.

Shantanu Narayen

AGE: 58

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:
Mr. Narayen's experience as Chairman and CEO of Adobe Inc. (Adobe) brings strong leadership and human capital management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. Through his experiences as a director on another public board, he provides a broad perspective on issues facing public companies and governance matters.

Technology/Risk Management:
Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.

Chairman and Chief Executive Officer of Adobe, one of the largest and most diversified software companies in the world. President of Adobe until December 2021. Prior to his appointment as CEO in 2007, he held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

Vice Chairman of US-India Strategic Partnership Forum. Consistently named one of the world's best CEOs by Barron's magazine and, in 2020, ranked as a Fortune "Businessperson of the Year."



DIRECTOR SINCE: 2007

BOARD COMMITTEES:

Audit (Chair) and Regulatory and Compliance

KEY SKILLS:

- Business Leadership & Operations
- Finance & Accounting
- Healthcare & Pharma
- International Business
- Risk Management

OTHER CURRENT PUBLIC BOARDS:

Intuit Inc.

Suzanne Nora Johnson

AGE: 64

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Risk Management/International Business:
Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs Group, Inc. (Goldman Sachs), provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

Finance & Accounting:
Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting, capital markets and risk management.

Healthcare & Pharma:
Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and investing, as well as her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.

Retired Vice Chairman, Goldman Sachs, since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Board Chair of Intuit Inc. Co-Chair, Board of Trustees of The Brookings Institution; Member of the Board of Trustees of the Carnegie Institution of Washington and Chair of the Investment Committee of the Board of Trustees of the University of Southern California. Member of the American Academy of Arts and Sciences. Director of American International Group, Inc. from 2008 to 2020 and Visa, Inc. from 2007 to 2022.



DIRECTOR SINCE: 2020

BOARD COMMITTEES:

Compensation

KEY SKILLS:

Business Leadership & Operations

Finance & Accounting

International Business

Human Capital Management

Technology

OTHER CURRENT PUBLIC BOARDS:

The Coca-Cola Company

James Quincey

AGE: 57

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:
Mr. Quincey's experience as Chairman and CEO of The Coca-Cola Company brings strong business and leadership and human capital management skills, including extensive experience in leading business operations in international markets, such as Latin America and Europe, to the Board. He also brings a high level of financial experience acquired through his various leadership positions at The Coca-Cola Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

Technology:
Mr. Quincey also brings expertise in information technology to Pfizer's Board. In his leadership position at The Coca-Cola Company, he is responsible for the company's information technology function.

Chairman and Chief Executive Officer of The Coca-Cola Company, the world's largest non-alcoholic beverage company. He was appointed Chairman of the Board in 2019 and CEO in 2017. Prior to his appointment as CEO in 2017, he held various leadership roles at The Coca-Cola Company, including President and Chief Operating Officer from 2015 to 2017, President of the Europe Group, President of the Northwest Europe and Nordics business unit and President of the Mexico division. Director of US - China Business Council and Catalyst. Member of the Business Roundtable.



DIRECTOR SINCE: 2014

BOARD COMMITTEES:

Audit and Compensation (Chair)

KEY SKILLS:

Business Leadership & Operations

Finance & Accounting

International Business

Human Capital Management

OTHER CURRENT PUBLIC BOARDS:

None

James C. Smith

AGE: 62

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Finance & Accounting/Human Capital Management/International Business:
Through Mr. Smith's experience as former President and CEO of Thomson Reuters Corporation (Thomson Reuters) he brings valuable leadership, finance, international business, and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, honed in numerous senior management roles and on notable merger and acquisition activities, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience running global Human Resources for the Thomson Corporation informs his strong advocacy for culture and talent development.

Chairman of the Thomson Reuters Foundation, a London-based charity supported by Thomson Reuters. President and Chief Executive Officer of Thomson Reuters, a provider of intelligent information for businesses and professionals from 2012 through March 2020, and its Chief Operating Officer from September 2011 to December 2011, and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation in 2008, served as Chief Operating Officer of Thomson Corporation and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Director of Refinitiv, a privately-held global provider of financial market data and infrastructure until its acquisition by the London Stock Exchange Group in January 2021. Member of the Board of Trustees of the Brookings Institution. Director of Thomson Reuters from 2012 until 2020.

Governance

Overview

We are committed to maintaining and enhancing our history of excellence in governance. Good governance promotes our shareholders' long-term interests, strengthens Board and management accountability, and improves our standing as a trusted corporate citizen.

Governance Materials Available on Our Website

Our corporate governance policies and procedures are reviewed at least annually by the Governance & Sustainability Committee and the full Board and are updated periodically in response to changing regulatory requirements, evolving practices and trends, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. You can view our Corporate Governance Principles, policies and other corporate governance materials on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx and https://www.pfizer.com/about/responsibility/compliance/code-of-conduct.

Board Leadership Structure

Given the dynamic and competitive environment in which we operate, the Board believes that its optimal leadership structure may vary as circumstances warrant. Our Corporate Governance Principles provide the Board with flexibility to determine its optimal model for independent Board leadership at any given time. The Board does not view any particular board leadership structure as preferred. The independent Directors evaluate the Board's leadership structure at least annually. During its review, the Governance & Sustainability Committee considers the company's current operating environment, peers' Board leadership structures, best practices, as well as investor feedback.

When and if the positions of Chairman and CEO are combined, or the Chairman is not an independent Board member, the independent Directors will elect a strong Lead Independent Director with a clearly defined role and responsibilities. Please see the Charter of the Lead Independent Director available at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

2021 ANNUAL REVIEW OF LEADERSHIP STRUCTURE

In December 2021, following a thorough review by the Governance & Sustainability Committee, the independent Directors re-evaluated the Board's leadership structure and considered the factors described above. The Committee along with other independent Directors determined that continuing to combine the roles of Chairman and CEO would be in the best interests of the company and its shareholders. The company can more effectively execute its strategies, especially important during this unprecedented global pandemic, with a Chair that has deep scientific and industry expertise, along with extensive company knowledge. The combined role, coupled with the strong Lead Independent Director, has enabled the Board to be responsive to challenges and opportunities as they continue to arise. For example, in 2021, under Dr. Bourla's exemplary leadership: (i) the Pfizer-BioNTech COVID-19 vaccine was the first COVID-19 vaccine to receive approval by the FDA for individuals 16 and older; and (ii) Pfizer's novel COVID-19 oral treatment, Paxlovid, received FDA EUA to treat mild-to-moderate COVID-19 in patients 12 and older, weighing at least 40 kg, with positive results of direct SARS-CoV-2 viral testing, who are at high risk for progression to severe COVID-19, including hospitalization or death.

Mr. Shantanu Narayen will continue as our Lead Independent Director. He has held this position since the 2018 Annual Meeting. During Mr. Narayen's nine years as a Director and four years as Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and product innovation. The independent Directors remain confident in Mr. Narayen's abilities to continue as Lead Independent Director.

OUR BOARD LEADERSHIP STRUCTURE IS FURTHER STRENGTHENED BY:

- the **strong, independent oversight exercised by our Board** — composed entirely of independent Directors other than Dr. Bourla — **and its key Committees**;
- the **independent leadership provided by Pfizer's Lead Independent Director**, who has robust, well-defined responsibilities under a Board-approved charter; and
- Board and committee **processes and procedures that provide substantial independent oversight of our CEO's performance**; including regular executive sessions of the independent Directors (which take place at every Board meeting and are led by our Lead Independent Director), an annual evaluation of our CEO's performance against predetermined goals, as well as an assessment of the CEO's interactions with the Board in his role as Chairman.

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, including through the Enterprise Risk Management (ERM) program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is prioritized and assigned to a member or members, as appropriate, of our Executive Leadership Team (ELT), the company's senior-most leadership and decision-making management body.

The Board believes that its leadership structure and the ERM program support the effective risk oversight function of the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees.

THE BOARD

The Board considers significant enterprise risk topics, including, among others: risks associated with our strategic plan, our capital structure, our R&D activities, drug pricing, manufacturing and supply, access and reimbursement, the COVID-19 pandemic, cybersecurity, our ESG program, culture and human capital management. In addition, it receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports by the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operating planning process.

The Committee meets throughout the year, with agendas that include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM process. As part of the ERM discussions, the Committee reviews and receives information and briefings concerning risks to Pfizer associated with drug pricing, access and reimbursement.

The Committee also oversees the company's information security (including cybersecurity) and technology risk management programs, which are fully integrated into the overall ERM program. The Committee receives regular briefings concerning Pfizer's information security and technology risks and risk management practices, which are led by Pfizer's Chief Information Security Officer.

REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's ethics & compliance program, including evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging compliance and quality risks and regulatory, enforcement and other external factors that may affect our business operations, risk management, performance, or strategy, as we innovate to deliver on our purpose and advance public health. The Committee's primary responsibilities include overseeing Pfizer's healthcare law compliance and quality risk management, its culture of integrity and the status of compliance with applicable laws, regulations and internal procedures.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

OTHER BOARD COMMITTEES

The Board's other Committees oversee risks associated with their respective areas of responsibility.

For example:

- The Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.

- The Governance & Sustainability Committee considers risks relating to the company's:
  i. ESG strategy and reporting;
  ii. human capital management;
  iii. lobbying priorities and activities;
  iv. political spending; and
  v. potential reputational risk factors.

- The Science and Technology Committee evaluates the soundness/risks associated with our technologies.

The Board's Role in Succession Planning

MANAGEMENT SUCCESSION PLANNING

Succession planning for Pfizer's senior management positions ensures continuity of leadership and is critical to the company's success. The Board is responsible for succession planning for the CEO and certain other senior management positions, and discusses succession planning regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of potential successors to the CEO role, as well as to certain senior management positions. When appropriate, the Board will meet with these individuals.

In addition, the Governance & Sustainability Committee reviews the succession plans relating to positions held by elected corporate officers with the CEO and will make recommendations to the Board with respect to potential successors to fill these roles.

BOARD SUCCESSION PLANNING

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis and considers the size of the Board, our skills matrix and upcoming retirements. In performing this function, it recruits and recommends nominees for election as Directors. The goal is to achieve a Board that provides effective oversight of the company with appropriate diversity of gender, age, race, ethnicity, background, professional experience and perspectives. Under our Corporate Governance Principles, a Director is required to retire when he or she reaches age 73. A Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholder's meeting following his or her 73rd birthday. On the recommendation of the Governance & Sustainability Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the company.

Evaluation of Board Effectiveness

The Board is committed to continuous improvement and utilizes annual evaluations to evaluate performance and improve effectiveness.

2021 EVALUATION PROCESS



FEBRUARY
BOARD & COMMITTEE EVALUATION

The Governance & Sustainability Committee initiates, conducts and oversees the process, which consists of each Director's evaluation of the Board as a whole, and an evaluation of each Committee by its members.

The Committee also assesses other factors, including:
- Director independence and qualifications to serve on various Committees; and
- Committee Chair assignments and membership rotations.

APRIL (BOARD) AND JUNE (COMMITTEES)
PRESENTATION OF EVALUATION RESULTS
- In April, the results of the full Board evaluation are presented by the Chair of the Governance & Sustainability Committee, and discussed in executive session at a subsequent Board meeting.
- In June, the results of each Committee evaluation are presented and discussed at subsequent Committee meetings for the relevant Committee.

DECEMBER
EVALUATION OF EXISTING PROCESS

The Governance & Sustainability Committee reviews the effectiveness of the overall evaluation process and considers whether to:
- modify the questionnaire;
- incorporate individual Director evaluations into the process; or
- conduct the evaluation through an external third-party provider.

After its review of the comprehensive feedback provided by the Board and Committees' self-evaluations, the Governance & Sustainability Committee determined that the current process was effective and that no modifications to the existing process were warranted for 2022.

JUNE – DECEMBER
FOLLOW-UP

The Board and Committees discuss topics requiring additional consideration to be addressed at future Board and Committee meetings.

Board and Committee Information

During 2021, the Board of Directors met six times. Each of our Directors attended 75% or more of the total meetings of the Board and the Committees on which he or she served. In accordance with our Corporate Governance Principles, all Directors attended our 2021 Annual Meeting.

COMMITTEE REFRESHMENT

The Board, upon recommendation from the Governance & Sustainability Committee, reviews and determines the composition of the Committees and appoints the Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with those gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business. There were no changes to Committee composition in 2021.

BOARD COMMITTEES

THE AUDIT COMMITTEE

Chair:
Suzanne Nora Johnson



Additional Committee Members:

Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

- **All Members Are Independent and Financially Literate**
- **All members qualify as "Audit Committee Financial Experts"**

Meetings Held in 2021: 11

The Committee's primary responsibilities include:

- the appointment, compensation, retention and oversight of our independent registered public accounting firm;
- reviewing and discussing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor; and
- reviewing and discussing with management the company's policies with respect to risk assessment and risk management, including with respect to information security and technology risks (including cybersecurity).

The Committee has established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm. It also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in "*Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm*" on page 32.

The Audit Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

THE COMPENSATION COMMITTEE

Chair:
James C. Smith



Additional Committee Members:

Ronald E. Blaylock
James Quincey

- **All Members Are Independent**
- **All members are "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934**

Meetings Held in 2021: 8

The Committee reviews and approves the company's overall compensation philosophy and oversees the administration of our executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing and monitoring performance against short-term and long-term incentive plan goals, and approving the short-term incentive plan pool performance and long-term incentive plan goals and long-term incentive awards;
- establishing objectives for the CEO and reviewing the goals approved by the CEO for our executive officers, including the Named Executive Officers (NEOs), as well as evaluating the performance and setting compensation for the CEO and reviewing and approving the compensation of the executive leadership team;
- reviewing and assessing annually, potential risks to the company from its compensation program and related policies; and
- collaborating with the Governance & Sustainability Committee on responsibilities delegated by the Board related to human capital management.

The Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and NYSE listing standards.

The Compensation Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

Compensation Committee Interlocks and Insider Participation. During 2021 and as of the date of this Proxy Statement, none of the members of the Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.

THE GOVERNANCE & SUSTAINABILITY COMMITTEE

Chair:
Joseph J. Echevarria



Additional Committee Members:

Susan Desmond-Hellmann, M.D., M.P.H.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

- **All Members Are Independent**

Meetings Held in 2021: 5

The Committee oversees the practices, policies and procedures of the Board and its committees. Its responsibilities include:

- recommending and recruiting Director candidates so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives;
- overseeing the evaluations of the Board and its Committees;
- reviewing our Corporate Governance Principles and Director Qualification Standards;
- overseeing the company's ESG strategy and reporting and maintaining an informed status on political spending and lobbying priorities and activities; and
- overseeing the company's policies and practices related to human capital management, which may include culture, diversity and inclusion, pay equity and talent management.

The Governance & Sustainability Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

THE REGULATORY AND COMPLIANCE COMMITTEE

Chair:
Scott Gottlieb, M.D.



Additional Committee Members:

Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

- **All Members Are Independent**

Meetings Held in 2021: 4

The Committee's primary responsibilities include:

- assisting the Board with overseeing quality and compliance risk management in areas of healthcare compliance across the company's core functions; and
- reviewing and overseeing the company's ethics & compliance program and related activities through review of reports and information from management, legal counsel and third parties covering: (i) effective compliance program matters; (ii) proactive quality and compliance risk management matters; and (iii) significant regulatory and compliance healthcare-related matters.

The Committee makes recommendations to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, extinguished or recouped.

The Regulatory and Compliance Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

THE SCIENCE AND TECHNOLOGY COMMITTEE

Chair:
Helen H. Hobbs, M.D.



Additional Committee Members:

Susan Desmond-Hellmann, M.D., M.P.H.
Scott Gottlieb, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.

- **All Members Are Independent**

Meetings Held in 2021: 5

The Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives. Its responsibilities include:

- monitoring progress of Pfizer's R&D pipeline;
- evaluating the quality, direction and competitiveness of the company's R&D programs; and
- reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies and evaluates emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

Governance & Sustainability Committee Report

The following are examples of how we worked to achieve the Board's objectives to maintain and enhance Pfizer's record of excellence in corporate governance and Board oversight in 2021 and early 2022.

Board Leadership Structure: The Committee and the independent Directors conducted a thorough annual review of the Board's leadership structure, and the independent Directors unanimously determined to maintain the current leadership structure, with Dr. Bourla as Chairman and Chief Executive Officer, and Mr. Narayen as Lead Independent Director.

Board and Committee Matters: We assessed Director qualifications for serving on various Committees, assessed Director independence and conducted an evaluation process for the Board and its Committees. In addition, the Committee reviewed and, where appropriate, recommended changes to our Corporate Governance Principles and other governance documents, including updating our Corporate Governance Principles to provide that Directors serve on no more than three public company boards in addition to Pfizer's. The Committee reviewed the number of outside directorships held by Directors and determined that all Directors were in compliance. The Committee continued to review the effective functioning of the Board and its Committees and discussed its annual Board and Committee self-evaluation process. We considered whether the existing process should be refined to include the use of a third-party facilitator or to conduct individual Director evaluations. Following a review of the existing process, including the Board and Committee self-evaluation questionnaires, the Committee determined that no changes were warranted for 2022.

Board Succession Planning: We continued our Board succession planning process to identify and assess potential Director candidates. We considered several factors, including Pfizer's evolution into a more focused, innovative science-based biopharmaceutical products business and a review of our skills matrix. We consider a diverse pool of candidates with a focus on scientific expertise and global leadership skills based on recommendations provided by our Chairman and CEO, the independent Directors, management, external advisors and other resources. The Board did not elect any new Directors during 2021.

Environmental, Social and Governance Strategy: Throughout the year, we engaged with management regarding Pfizer's ESG strategy, launched in 2020, which was designed to integrate the company's ESG program with our corporate strategy. Throughout the year, we reviewed and discussed the ESG initiative and its progress with company leaders. In addition, the Committee received updates from management regarding Pfizer's ESG evolution and priorities, as well as changes in the ESG external environment. Further, the Committee was informed of and expressed support for the Compensation Committee's ongoing discussions and determination, in early 2022, to include ESG metrics in the company's executive compensation program going forward.

Public Policy/Corporate Political Spending/Lobbying Activities: Under our Charter, we also maintain an informed status on company issues related to public policy, including political spending policies and practices. We received regular updates from management concerning Pfizer's public policy and corporate political spending and lobbying priorities and activities. The Committee was also informed by management of the benefits, as well as the risks, derived from our association with significant trade associations. Further, the Committee was informed of and expressed its support for Pfizer's response to the shareholder proposal regarding political contributions that received significant minority support at the 2021 Annual Meeting. This resulted in the publication of the company's first "Industry Associations — Report on Incongruencies," available on our corporate website. See "*Public Policy Engagement and Political Participation*" for more information.

Legislative and Regulatory Developments: We continued to monitor and evaluate corporate governance and executive compensation developments, including U.S. Securities and Exchange Commission (SEC) rules and NYSE listing standards through reports provided by management.

Shareholder Engagement: We engaged in reviews of shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach, which included the participation of the Chair of the Governance & Sustainability Committee, Mr. Echevarria, when appropriate. The Committee was also kept apprised of all shareholder proposals received and discussions with the proponents.

The Governance & Sustainability Committee

Joseph J. Echevarria, Chair
Susan Desmond-Hellmann, M.D., M.P.H.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

Regulatory and Compliance Committee Report

The Committee assists the Board with the oversight of significant healthcare-related regulatory and compliance issues. Under the terms of its Charter, the Committee receives reports regarding the company's ethics & compliance program, for which management has primary responsibility.

In 2021, we received reports and discussed with management, including the Chief Compliance, Quality and Risk Officer and the General Counsel, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- management of potential healthcare regulatory and compliance risks relating to the development, manufacture and commercialization of Pfizer products, and efforts to mitigate those risks;
- certain compliance- and quality-related matters, government and internal investigations, regulatory actions and significant regulatory communications and other legal proceedings;
- results of internal audits conducted in areas within the Committee's oversight;
- updates on the company's quality and compliance governance framework and risk management;
- updates regarding compliance with the requirements of Pfizer's Corporate Integrity Agreement;
- updates regarding the integration of acquired companies into Pfizer's compliance program;
- anti-retaliation policies and procedures and any retaliation claims received by Pfizer;
- Pfizer's culture of integrity and our policies supporting speak-up, open-door and anti-retaliation, and the tone set by leaders throughout the organization; and
- incentive compensation practices for sales and marketing personnel.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

The Regulatory and Compliance Committee

Scott Gottlieb, M.D., Chair
Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

Shareholder Outreach



CONNECT

Investor engagement supports our foundation and record of excellence in corporate governance.

COLLABORATE

A collaborative approach helps to foster a mutual understanding of ESG and other related priorities.

COMMUNICATE

Feedback keeps the Board consistently informed of shareholder sentiment and emerging issues.

Connect

Investor feedback is invaluable to Pfizer and the Board. Throughout the year, we seek opportunities to connect with our investors to discuss current and emerging ESG trends and hear their views concerning Pfizer's corporate governance policies and practices.

During 2021, we solicited feedback from investors representing holders of approximately 47% of our shares, and engaged with 14 institutional investors representing approximately 20% of our shares outstanding. We discussed various corporate governance and related matters, including COVID-19 developments, ESG strategy updates, human capital, political expenditures and executive compensation. In addition, we engaged with two major proxy advisory firms. While the engagements are primarily conducted by management, Board members also participate, when appropriate. During 2021, for example, Mr. Echevarria, Chair of the Governance & Sustainability Committee, participated in discussions with certain investors. It is also our practice to engage with shareholder proposal proponents during the proxy season to further understand their concerns with the goal of reaching mutual agreements that may lead to the proponents' withdrawal of their proposals from the proxy ballot.

In addition to connecting with our institutional investors, we remain responsive to our retail investors' and other stakeholders' inquiries. This past year, Pfizer broadened its outreach to proactively include retail investors. The retail investor program, led by Corporate Affairs, launched in mid-September 2021. The program is designed to create a more cohesive relationship with Pfizer's retail holders by sharing timely and informative content regarding Pfizer's corporate strategy through digital platforms.

Collaborate

During our discussions, we strive for a collaborative approach and value the variety of perspectives we receive, which deepens our understanding of stakeholder interests and motivations and fosters a mutual understanding of governance priorities. Items on the meeting agendas for 2021 covered a range of topics. Please see below for highlights from our discussions.

SUMMARY OF CERTAIN 2021 SHAREHOLDER DISCUSSIONS

COVID-19 Developments: Investors were interested in discussing Pfizer's ongoing response to the COVID-19 pandemic. As the Pfizer-BioNTech COVID-19 vaccine received U.S. FDA EUA for broader age groups, most questions were focused on our access, distribution and pricing strategies. We discussed our tiered pricing structure and commitment to help ensure broad access, as well as certain challenges with distribution to low- and middle-income countries. In general, investors were pleased with Pfizer's actions and progress with respect to COVID-19.

Action taken: Feedback was shared with the Governance & Sustainability Committee.

ESG Strategy Update: We received only a few questions concerning our overall ESG strategy. Some investors requested an update regarding Pfizer's environmental goals. Others asked about Pfizer's plans for the use of proceeds received from the issuance of our sustainability bonds. We also received positive feedback regarding our 2020 ESG Report.

Action taken: Feedback was shared with the Governance & Sustainability Committee. For additional information concerning Pfizer's ESG strategy and sustainability bonds, please see Pfizer's 2021 Annual Review and 2021 ESG Report. Please note that these documents are not a part of our proxy solicitation materials.

Human Capital: Investors' interest in human capital related topics remains strong, especially regarding our diversity and inclusion initiatives, as well as colleague health and safety during the COVID-19 pandemic. We received positive feedback regarding our opportunity parity and pay equity initiatives. In general, investors were pleased with the publication of our EEO-1 data and median pay data in 2021.

Action taken: Feedback was shared with the Governance & Sustainability Committee. For additional information concerning our pay equity study and opportunity parity goals, please see Pfizer's 2021 Annual Review and 2021 ESG Report. Please note that these documents are not a part of our proxy solicitation materials.

Executive Compensation: Most questions about our executive compensation program were focused on the Compensation Committee's views on whether to incorporate ESG metrics into the executive compensation program.

*Action taken: Feedback was shared with the Governance & Sustainability Committee and the Compensation Committee. The Compensation Committee determined in early 2022 that ESG metrics will be included in our short-term incentive program going forward. Please see the "*Compensation Discussion and Analysis*" section for additional information.*

Political Expenditures: Our political contributions practices and disclosures remain a topic of interest to investors. At the 2021 Annual Meeting, the shareholder proposal requesting an incongruency report on our political contributions received significant minority support. Although it did not pass, some investors were eager to learn about Pfizer's response to the vote. We shared our plans to publish an incongruency report by year-end 2021. In general, investors were supportive of our response.

Action taken: Feedback was shared with the Governance & Sustainability Committee. We published Pfizer's "Industry Associations - Report on Incongruencies" at https://www.pfizer.com/about/programs-policies/political-partnerships.

Communicate

We communicate with our shareholders through various platforms, including via our website, in print and, in 2021, virtually, at shareholder meetings or investor presentations. In 2021, in addition to meeting with institutional investors, we responded to more than 750 inquiries from individual shareholders sent to the Board or the Office of the Corporate Secretary.

At each Governance & Sustainability Committee meeting, we share investor and other stakeholder feedback directly with the Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

HOW TO COMMUNICATE WITH OUR DIRECTORS

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

By mail: Write to the Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017; or

By e-mail: Go to Pfizer's website at https://investors.pfizer.com/Investors/Corporate-Governance/Contact-Our-Directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

Public Policy Engagement and Political Participation

The Governance & Sustainability Committee maintains an informed status on the company's issues related to public policy and corporate political spending practices. The Committee receives periodic updates and reviews Pfizer's Political Action Committee (PAC) and Corporate Political Contributions Report, prior to its annual publication. In addition, management regularly informs the Committee of Pfizer's policy priorities and its efforts to educate lawmakers in support of those priorities.

Public Policy Engagement for Global Public Health

Fundamental to our business, we engage on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include advancing biomedical research and healthcare innovation; advocating for intellectual property (IP) protections; and improving patient access to care. We regularly work with policy makers and industry and trade groups to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

To advance our business objectives, we are also members of industry and trade groups, including the Pharmaceutical Research and Manufacturers of America, the National Association of Manufacturers, the Biotechnology Innovation Organization, the U.S. Chamber of Commerce and the Business Roundtable. These organizations, along with the others to which we belong, represent both the industry and the business community at large in an effort to bring about consensus on broad policy issues. Our support of these organizations is evaluated annually by our U.S. Government Relations leaders based on their expertise in healthcare policy and advocacy.

In addition to healthcare policy, we realize these organizations may engage in a variety of other issues that extend beyond the scope of our priorities. Our participation as a member of these groups comes with the understanding that we may not always agree with every position held by the organization and/or its other members. Nevertheless, we monitor where and to what extent our trade associations are misaligned with the company on such issues and we will advocate for the trade association to come into alignment. If and when a trade association's misalignment outweighs the benefits to Pfizer and its stakeholders, we consider whether to reduce our involvement with the organization or end our involvement altogether.

We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations. Please see Pfizer's "Industry Associations — Report on Incongruencies" at https://www.pfizer.com/about/programs-policies/political-partnerships.

CORPORATE POLITICAL CONTRIBUTIONS

At Pfizer, we adhere to our formal policy for making corporate political and PAC contributions in the U.S., which applies to Pfizer and the Pfizer PAC. The policy is designed to ensure that our political expenditures are made in compliance with all federal, state, and local election laws, as applicable. In addition, we do not make direct independent expenditures. Contributions to 527 Issue Organizations are subject to a separate approval process that includes executive level management.

Our disclosures comply with all federal, state and local laws and reporting requirements governing corporate political contributions. All corporate political contributions are published annually in the PAC and Corporate Political Contributions report in compliance with Pfizer's corporate policy.

We periodically discuss our political contributions disclosures with investors and other stakeholders to help ensure our disclosures meet their needs. Over the years, shareholder engagement has influenced our level of disclosure and helped to develop or modify related policies. See "*Shareholder Outreach*" above for more information.

POLICIES AND PROCEDURES FOR APPROVAL AND OVERSIGHT OF CORPORATE AND PAC POLITICAL EXPENDITURES

All corporate and PAC political spending decisions undergo a rigorous review process conducted monthly by the PAC Steering Committee. The Committee, composed of seven cross-divisional colleagues, reviews and approves all PAC and corporate political contributions. The PAC is a non-partisan, employee-run organization that enables employees to participate in the American political process. The Committee ensures that each contribution made advances our business objectives and is not based on the political preferences or views of any individual colleague. In addition, the Committee considers contributions to lawmakers on a case-by-case basis using the following criteria:

- Prioritization of candidates who support policies that impact our purpose and uphold our core values, which include healthcare, tax and an intellectual property ecosystem that supports innovation and patient access to medicines;
- Representation where colleagues live and work; and
- Elected officials' conduct and statements.

Further, all PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee (PCPC), which is co-chaired by the Chief Corporate Affairs Officer and the Chief Compliance, Quality & Risk Officer. The PCPC is composed of senior leaders from different areas of the company.

Federal and State Lobbying Activity

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities. The Board's Governance & Sustainability Committee is responsible for overseeing the company's lobbying priorities and activities through periodic reports from management. In addition, all colleague communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines available on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct.

REPORTING AND COMPLIANCE FEATURES

FEDERAL LOBBYING

Compliant with Honest Leadership and Open Government Act of 2007

- Pfizer's disclosures and lobbying activities comply with the Honest Leadership and Open Government Act of 2007. These reports may be viewed at https://lda.senate.gov/system/public/.
- In addition, we voluntarily report the portion of our dues used by trade associations for Federal Lobbying Activity. See https://www.pfizer.com/about/programs-policies/political-partnerships.

STATE LOBBYING

Compliant with state registration and reporting requirements

- We are fully compliant with state registration and reporting requirements.
- Links to states' reporting entities, where state lobbying reports are filed, may be accessed at: https://www.pfizer.com/about/programs-policies/political-partnerships.

Pfizer Policies on Business Conduct

All of our colleagues, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster ethical business conduct, and an utmost commitment to integrity. Our policies and procedures cover all major areas of business conduct, including employment practices, conflicts of interest, anti-corruption, transparency, privacy, product communications, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business. In addition, we strive to ensure fair competition in all our business dealings, including, among other things, distribution agreements, rebates and discounts to customers, patent, copyright, and trademark licenses, territorial restrictions on resellers, and pricing policy generally. We are committed to competing fairly and following the antitrust and competition laws of all countries in which we operate.

Code of Conduct training is assigned to all new colleagues upon hire and to existing colleagues regularly. The training includes a certification to confirm that colleagues are familiar with and agree to abide by the Code of Conduct and that they understand their responsibility to report and have reported any potential violations of law, regulations, ethical standards or Pfizer policy.

Colleagues are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation in any form against any colleague who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is prohibited. Our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). It is intended to focus the Board and the Directors on areas of ethical risk, help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on our Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The Director Code is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Other Governance Practices and Policies

Derivatives Trading/Hedging Policy

We have a policy that prohibits employees, including the NEOs, and Directors from purchasing or selling options on our common stock or engaging in short sales of our common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities, including exchange funds, that are directly linked to our common stock (sometimes referred to as "hedging").

Related Person Transactions and Indemnification

RELATED PERSON TRANSACTION APPROVAL POLICY

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) administered by the Governance & Sustainability Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Governance & Sustainability Committee.

Transactions requiring review are referred to the Governance & Sustainability Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance & Sustainability Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Governance & Sustainability Committee. The Governance & Sustainability Committee evaluates all options available, including ratification, revision or termination of such transaction. The Governance & Sustainability Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Governance & Sustainability Committee's approval decision, to the Audit Committee for their information.

TRANSACTIONS WITH RELATED PERSONS

We have no related person transactions to report.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their service.

NON-EMPLOYEE DIRECTOR COMPENSATION

In 2021, we provided the following compensation:

Compensation Element	Direct Compensation Program
Board Member Annual Cash and Equity Retainer	$142,500 payable quarterly in cash, $192,500 in stock units
Chair of Each Board Committee (Additional Cash Fee)	$30,000
Lead Independent Director (Additional Cash Fee)	$50,000
Stock Ownership Guideline	Required to own Pfizer common stock and/or deferred stock units with a value of at least five times their annual cash retainer ($712,500). New directors are subject to milestones toward this requirement[1].
Cash Compensation	Directors can defer all or a portion of their annual cash retainers until they cease to be members of the Board. At a Director's election, the cash retainer fees can be invested in an account credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans[2].
Equity Compensation	Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the immediately following year or to receive the equivalent in shares[3].
The Pfizer Foundation Matching Gift Program	The Pfizer Foundation matches eligible contributions up to a maximum of $20,000 per Director, per calendar year.

[1] Currently all Directors comply with our stock ownership guidelines.
[2] The number of Pfizer stock units is based on the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the retainer is earned. The number of stock units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Upon distribution, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payments is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.
[3] All of the eligible non-employee Directors will defer their Pfizer stock units granted in 2022. The number of units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Deferred stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Our Governance & Sustainability Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they engage an independent compensation consultant to perform regular periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and peer comparison with our Pharmaceutical Peer and General Industry Comparator Groups. The compensation program for our non-employee Directors was last reviewed in April 2020 by the Governance & Sustainability Committee in consultation with FW Cook & Co. and they recommended no changes to the program. The Governance & Sustainability Committee intends to engage Meridian Compensation Partners, LLC during 2022 to review our non-employee Director compensation program.

In addition to the above, any newly elected Director receives a pro-rata grant of Pfizer stock units based upon the ratio of his/her period of service as a Director during the 12-month period beginning as of the most recent Annual Meeting multiplied by $192,500, as of the date of grant. In 2022, upon election at the 2022 Annual Meeting, each non-employee Director will receive Pfizer stock units with a value of $192,500 as of the date of grant, provided the Director continues to serve as a Director following the meeting.

Under the Pfizer Inc. 2019 Stock Plan, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000.

Dr. Bourla does not receive any compensation for his service as a Director. For additional information regarding Dr. Bourla's compensation, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations. See the "*Other Governance Practices and Policies—Derivatives Trading/Hedging Policy*" section earlier and "*Other Compensation Programs and Policies—Derivatives Trading/Hedging Policy*" section later in this Proxy Statement.

THE PFIZER FOUNDATION MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program. In 2021, under this program, the Pfizer Foundation[1] matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $20,000 per year, per Director. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match.

[1] The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

2021 Director Compensation Table

The following table sets forth the compensation provided for our non-employee Directors who served in 2021.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Ronald E. Blaylock	$142,500	$192,500	$10,000	$345,000
Susan Desmond-Hellmann, M.D., M.P.H.	142,500	192,500	—	335,000
Joseph J. Echevarria	172,500	192,500	—	365,000
Scott Gottlieb, M.D.	172,500	192,500	—	365,000
Helen H. Hobbs, M.D.	172,500	192,500	20,000	385,000
Susan Hockfield, Ph.D.	142,500	192,500	4,350	339,350
Dan R. Littman, M.D., Ph.D.	142,500	192,500	15,902	350,902
Shantanu Narayen	192,500	192,500	20,000	405,000
Suzanne Nora Johnson	172,500	192,500	—	365,000
James Quincey	142,500	192,500	20,000	355,000
James C. Smith	172,500	192,500	—	365,000

[1] The number of units granted was determined by dividing the grant date value of the award, $192,500, by $38.64, the closing price of the company's common stock on April 22, 2021. At the end of 2021, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Mr. Blaylock, 36,874, Dr. Desmond-Hellmann, 10,890, Mr. Echevarria, 76,398, Dr. Gottlieb, 15,268, Dr. Hobbs, 86,415, Dr. Hockfield, 11,902, Dr. Littman, 29,292, Mr. Narayen, 102,216, Ms. Nora Johnson, 82,831, Mr. Quincey, 19,141 and Mr. Smith, 90,618.

[2] The amounts in this column represent charitable contributions made in 2021 under our Pfizer Foundation Matching Gift Program. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned (as of the close of business on January 31, 2022) by each of our Directors and each NEO, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding.

The table and footnotes also include information about Total Shareholder Return Units (TSRUs), Performance Total Shareholder Return Units (PTSRUs), stock units, Restricted Stock Units (RSUs) and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. For additional information, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

Beneficial Owners	Number of Shares or Units	
	Common Stock [1]	Stock Units
Ronald E. Blaylock	13,000 [2]	36,874 [4]
Albert Bourla, DVM, Ph.D.	127,352 [3]	469,644 [5]
Frank A. D'Amelio	483,188	— [5]
Susan Desmond-Hellmann, M.D., M.P.H.	3,408 [2]	10,890 [4]
Mikael Dolsten, M.D., Ph.D.	82,717 [3]	331,288 [5]
Joseph J. Echevarria	—	76,398 [4]
Scott Gottlieb, M.D.	4,000	15,268 [4]
Helen H. Hobbs, M.D.	—	86,415 [4]
Susan Hockfield, Ph.D.	—	11,902 [4]
Angela Hwang	36,343 [2] [3]	37,353 [5]
Douglas M. Lankler	67,996 [3]	27,860 [5]
Dan R. Littman, M.D., Ph.D.	—	29,292 [4]
Shantanu Narayen	—	102,216 [4]
Suzanne Nora Johnson	10,000	82,831 [4]
James Quincey	—	19,141 [4]
James C. Smith	3,542 [2]	90,618 [4]
John D. Young*	305,223 [3]	105,550 [5]
All Directors and Executive Officers as a Group (23)	1,374,565	1,726,080

*   Mr. Young ceased serving as an executive officer on December 15, 2021.

[1]   Individuals beneficially own less than one percent (1%) of our common stock outstanding.
[2]   Includes the following shares held in the names of family members or trust: Mr. Blaylock, 4,500; Dr. Desmond-Hellmann, 3,408; Ms. Hwang, 8,532; and Mr. Smith, 1,542 shares. Mr. Blaylock, Ms. Hwang and Mr. Smith disclaim beneficial ownership of such shares.
[3]   Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer's share award programs. Also includes 1,634 shares in the Pfizer Share Ownership Plan for Mr. Young.
[4]   Represents units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see "*Non-Employee Director Compensation*" above).
[5]   Includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan (PSSP) and/or the Pfizer Deferred Compensation Plan (DCP). The PSSP and the DCP are described later in this Proxy Statement. Also includes the following RSUs and stock units (each equivalent to a share of Pfizer common stock) as of January 31, 2022, which are unvested: Dr. Bourla, 123,961 PTSRUs; and Dr. Dolsten, 272,728 PTSRUs. This column does not include the following stock appreciation rights in the form of TSRUs as of January 31, 2022: Dr. Bourla, 3,496,014; Mr. D'Amelio, 2,076,152 of which 280,949 settled in February 2022; Dr. Dolsten, 1,355,550; Ms. Hwang, 1,037,737, of which 34,075 settled in February 2022; Mr. Lankler, 1,262,005, of which 193,051 settled in February 2022; and Mr. Young, 2,023,139, of which 280,949 settled in February 2022. The settlement amounts described in the previous sentence include dividend equivalents in the settlement calculations. See "*Compensation Tables—2021 Outstanding Equity Awards at Fiscal Year-End Table*" and "*—Estimated Benefits upon Termination Table*" for a discussion of the vesting of RSUs, TSRUs and PTSRUs.

Beneficial Owners

The following table shows only persons or entities known by us to be a beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	465,274,925 [1]	8.29%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	409,985,645 [2]	7.30%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	285,771,591 [3]	5.09%

[1] The information is based solely on a Schedule 13G/A filed by Vanguard on February 10, 2022 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 8,870,191 shares, sole dispositive power with respect to 442,214,512 shares, and shared dispositive power with respect to 23,060,413 shares.

[2] The information is based solely on a Schedule 13G/A filed by BlackRock on February 1, 2022 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 362,547,173 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 409,985,645 shares, and shared dispositive power with respect to 0 shares.

[3] The information is based solely on a Schedule 13G/A filed by State Street on February 14, 2022 (the State Street 13G/A). According to the State Street 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 210,988,137 shares, sole dispositive power with respect to 0 shares, and shared dispositive power with respect to 285,075,020 shares.

Item 2 – Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm (the firm). The Committee conducts a comprehensive annual evaluation of the firm's qualifications, performance and independence. It considers whether the firm should be rotated and considers the advisability and potential impact of selecting a different firm. In evaluating and selecting the company's firm, the Committee considers, among other things, historical and recent performance of the current firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the firm. The Committee also periodically evaluates the firm's commitment to diversity and inclusion, as well as how its values align with Pfizer's values — courage, excellence, equity, and joy.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) as our firm for 2022. We have not been able to determine the specific year that KPMG or its predecessor firms began serving as our auditor; however, we are aware that KPMG or its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to our company. For lead and concurring review partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors determined that the continued retention of KPMG as our firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our firm for 2022. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on our firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

Representatives of KPMG will attend the Annual Meeting to answer questions and will have the opportunity to make a statement if they desire to do so.

Vote		YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2022.

Audit and Non-Audit Fees

The following reflects KPMG fees for the audit of our financial statements for the years ended December 31, 2021 and 2020, and fees billed for other services rendered by KPMG during those periods.

	2021	2020
Audit fees[1]	$ 29,606,000	$ 28,999,000
Audit-related fees[2]	920,000	1,006,000
Tax fees[3]	2,712,000	2,811,000
All other fees[4]	-	-
Total	$ 33,238,000	$ 32,816,000

[1] Principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The increase in audit fees in 2021 was primarily due to strategic initiatives.
[2] Principally related to audits of employee benefit plans.
[3] Principally for services related to tax compliance and reporting and analysis services.
[4] KPMG did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the firm. In recognition of this responsibility, the Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the firm.

Prior to engagement of the firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of the following categories of services:

Services	Description
Audit services	These services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
Audit-related services	These services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
Tax services	These include all services, except those services specifically related to the audit of the financial statements that are included in the first category, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.
All other services	These are services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the firm.

Prior to engagement, the Audit Committee pre-approves services within each category, and the fees for each category are budgeted. The Committee requires the firm and management to report actual versus budgeted fees periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the firm for additional services not contemplated in the original pre-approval. In those instances, the Committee requires specific pre-approval before engaging the firm.

The Committee may delegate pre-approval authority to one or more of its members who must report, for informational purposes only, any pre-approval decisions to the Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm (the firm) regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments, and critical audit matters addressed during the audit. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the firm. The Committee discussed with the firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) and U.S. Securities and Exchange Commission standards.

In addition, the Committee reviewed and discussed with the firm its independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and the Committee discussed the firm's independence from Pfizer.

We also considered whether the firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management program, we reviewed and discussed company practices with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall program.

The Committee discussed with Pfizer's Internal Audit Department and the firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance, Quality and Risk Officer and representatives of the firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of the firm for 2022.

The Audit Committee

Suzanne Nora Johnson, Chair
Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Item 3 – 2022 Advisory Approval of Executive Compensation

Our executive compensation program aligns interests of participants, including key executives, with the long-term interests of our shareholders; attracts, retains and motivates participants, including key executives, to drive our business and financial performance; and links a significant portion of the individual's executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

The Compensation Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. This philosophy is intended to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives crucial to our long-term success.

In accordance with this philosophy, our executive compensation program delivers a significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers, or NEOs) as long-term compensation directly tied to Pfizer's total shareholder return and other performance factors that measure our progress against our strategic goals and operating plans, as well as individual performance. Additionally, in setting target levels of compensation and the value and level of award opportunities, the Compensation Committee considers the median compensation values of our Pharmaceutical Peer and General Industry Comparator Groups.

2021 Advisory Vote on Executive Compensation

Our executive compensation program received significant shareholder support and was approved, on an advisory basis, by 92.8% of the votes cast at the 2021 Annual Meeting. Our Compensation Committee and the other members of our Board believe that this level of approval of our executive compensation program indicates our shareholders' strong support of our compensation philosophy and goals. The consistent high level of support from our shareholders over the past several years is indicative of our Compensation Committee's commitment to compensating our executives in a manner that effectively links pay and performance. We believe it is also reflective of market best practices, strong shareholder engagement and continuously striving to enhance our programs by ensuring they align with our evolving strategic priorities, market trends and reflect feedback received from our shareholders.

2021 Pay-for-Performance

From both a financial and worldwide patient impact perspective, 2021 was a significant year for Pfizer. More than three billion doses of the Pfizer-BioNTech COVID-19 Vaccine were produced in 2021. In addition, we received U.S. FDA EUA for the first COVID-19 oral treatment, Paxlovid, to treat mild-to-moderate COVID-19 in patients 12 years of age and older, weighing at least 40 kg ([88 lbs]), with positive results of direct SARS-CoV-2 viral testing, who are at high risk for progression to severe COVID-19, including hospitalization or death, all while continuing our journey to become a more patient-focused company and delivering first-in-class science for the benefit of all stakeholders. The Committee believes that the compensation of our NEOs for 2021 is reasonable and appropriate, is aligned with the performance of our company and is designed to ensure that our management's interests align with shareholders' interest.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of our executive compensation program in connection with our 2021 performance, which is more fully discussed in the Compensation Discussion and Analysis section. The Compensation Discussion and Analysis section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded.

2022 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" (or abstaining from voting on) the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement.

Although the advisory vote is non-binding, the Board values shareholders' opinions and our Compensation Committee will review the results of the vote and will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.



Vote ✓ **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2022 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2022 Proxy Statement.

The Compensation Committee

James C. Smith, Chair
Ronald E. Blaylock
James Quincey

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2021 and certain elements of our 2022 program. It explains how the Compensation Committee of the Board (the Committee) made 2021 performance year compensation decisions for our executives, including the following Named Executive Officers (NEOs).

- **Albert Bourla, DVM, Ph.D.** -- Chairman and Chief Executive Officer (CEO)
- **Frank A. D'Amelio** -- Chief Financial Officer (CFO), Executive Vice President (EVP), Global Supply[1]
- **Mikael Dolsten, M.D., Ph.D.** -- Chief Scientific Officer, President, Worldwide Research, Development and Medical (WRDM)
- **Angela Hwang** -- Group President, Pfizer Biopharmaceuticals Group
- **Douglas M. Lankler** -- General Counsel, Executive Vice President (EVP)
- **John D. Young** -- Former Group President, Chief Business Officer[2]

[1] Effective January 1, 2022, Mr. D'Amelio's title became Chief Financial Officer, Executive Vice President.
[2] Mr. Young ceased serving as an executive officer on December 15, 2021.

Table of Contents

Executive Summary

Pfizer's Executive Compensation: Pay-For-Performance Philosophy

The goals of our executive compensation program are to attract and retain highly qualified executives and provide them with incentives to advance the interests of our shareholders by driving our business and financial performance. In determining 2021 performance year NEO compensation, the Committee believes that Pfizer’s pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. (See "*2021 Milestones*" *and* "*Our Business and Strategy*" earlier in this Proxy Statement.)

OUR PHILOSOPHY

- Aligns each executive’s compensation with Pfizer’s short- and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer’s long-term success;
- Delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs) as long-term incentives that are directly aligned with shareholders' interests and tied to Pfizer's absolute and relative total shareholder return (TSR) and to other performance factors that measure our progress against the goals of our strategic and operating plans; and
- Benchmarks compensation against that of our Pharmaceutical Peer and General Industry Comparator Groups with consideration of company market capitalization and complexity -- as indicated by revenues, range of products, international operations and other factors -- to set target levels of compensation and determine the value and level of award opportunities.

2021 NEO Pay Mix

Pfizer’s executive compensation program is designed to strengthen the link between pay and performance by having, a significant amount of executive compensation tied to the achievement of pre-established performance metrics directly related to our business goals and strategies. Using year-end salary and target short- and long-term incentive awards, our pay mix is as follows:

CEO - 2021 Target Total Direct Compensation



74%
Annual Long-Term Incentive (Target)
91%
Performance-Based
9%
Year-End Salary
17%
Annual Short-Term Incentive (Target)

Other Active NEOs - 2021 Target Total Direct Compensation (Average)



66%
Annual Long-Term Incentive (Target)
82%
Performance-Based
18%
Year-End Salary
16%
Annual Short-Term Incentive (Target)

Additionally, the Committee believes that our stock ownership guidelines promote alignment of interest with shareholders, which is illustrated in the requirement that the CEO own Pfizer stock with a value equal to at least six times his base salary and each other NEO own stock with a value equal to at least four times their respective base salary. These guidelines include progressive steps to reach these ownership levels within five years (see "*Stock Ownership and Holding Requirements*" later in this Proxy Statement).

2021/2022 Key Committee Actions

Based on the Committee's annual review and in response to evolving business needs, market best practices, and shareholder outreach and feedback, the Committee took the following actions in 2021 and early 2022 to enhance our executive compensation program:

Environmental, Social and Governance (ESG) Scorecard integrated into the Annual Short-Term Incentive Plan (Global Performance Plan (GPP) or Bonus Plan or bonus)	• Effective for the 2022 performance year, the Committee will use Pfizer's ESG Scorecard in addition to the annual financial and pipeline goals to determine the funding of the short-term incentive plan. • Integrating the ESG Scorecard into the funding process ensures we are focusing executives on ESG factors and incentivizing performance against relevant metrics. The specific ESG metrics include: (1) Percentage of Vice President and higher roles held by women (globally), (2) Percentage of Vice President and higher roles held by minorities (U.S.) and (3) Greenhouse Gas Emissions. The Committee considers these metrics to be some of the key drivers to the company's continued success and they will contribute to long-term value creation.
Bonus Target Calculation for Executives in the Annual Short-Term Incentive Plan	• Effective for the 2022 performance year, the Committee aligned our bonus target methodology for all bonus participants. Annual bonus target amounts will be calculated as a percent of salary earned during the year to increase differentiation for high individual performers. • Previously, our executive officers and approximately 140 other executives had their bonus target amounts calculated as a percentage of the salary midpoint for their salary grade.
Individual Bonus Cap Change in the Annual Short-Term Incentive Plan	• Effective with the 2021 performance year bonus, to strengthen the alignment between pay and performance and to provide for greater ability to differentiate based on performance, the Committee approved increasing the maximum potential individual (including executive officers) annual bonus to 250% of target from 200%. • No change to the bonus pool funding maximum, which remains capped at 200%.
Stock Ownership Guideline Requirement	• Effective for 2022, to further strengthen the alignment between our CEO and shareholders and consistent with best practice, the Committee increased the share ownership requirement for the CEO to at least eight times (from six times) his base salary.

Compensation Practices

COMPENSATION RISK ASSESSMENT

As part of our compensation program, we conduct an annual comprehensive assessment of the potential compensation-related risks to Pfizer of the following compensation programs:

Executive Compensation Program. The Committee's independent advisor conducts a risk assessment of the executive compensation program at the direction of, and subject to review by, the Committee. It focuses on (1) ensuring an appropriate balance in our program structure to mitigate compensation-related risk using an appropriate mix of cash versus stock, short-term versus long-term measurements and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk including recoupment provisions covering clawbacks and forfeitures, stock ownership guidelines, equity administration rules, and insider-trading and hedging/pledging prohibitions.

Global Compensation Program. An assessment of our global sales-incentive and commission plans is conducted annually by management and reviewed by the Committee and its independent advisor. The assessment takes into consideration the plan metrics, plan participation rates, recovery/clawback provisions and other risk-mitigation factors, as well as the maximum potential payouts.

Based on the Committee's independent advisor's assessment, the Committee does not believe that the compensation programs create risks that are reasonably likely to have a material adverse effect on our business.

LEADING COMPENSATION PRACTICES

What We Do

- ✓ Risk Mitigation
- ✓ Compensation Recovery/Clawback
- ✓ Stock Ownership Requirements
- ✓ Minimum Vesting Period on Long-Term Incentives
- ✓ Utilize 100% Performance-Based Annual Long-Term Incentives
- ✓ Multiple Metrics across Short-Term and Long-Term Incentive Programs
- ✓ Integrated ESG Metrics into the Funding of the Short-Term Incentive Plan (starting 2022)
- ✓ Robust Investor Outreach
- ✓ Independent Compensation Consultant

What We Do Not Do

- ✖ Hedging or Pledging of Pfizer Stock
- ✖ Employment Agreements
- ✖ Change in Control Agreements
- ✖ Repricing of outstanding Long-Term Incentives
- ✖ "Gross-Ups" For Excise Taxes or Perquisites

Advisory Vote on Executive Compensation and Shareholder Outreach Program

We are committed to open and continued communications with our shareholders and have a robust outreach program. Our executive compensation program has received strong shareholder support over the past ten years approximating on average 94.6% of the votes cast. At the 2021 and 2020 Annual Meetings, it received support of 92.8% and 95.0% of the votes cast, respectively. See "*Shareholder Outreach*" for more information.

Our Committee and the other members of our Board view this consistent high level of support as indicative of our commitment to effectively link pay and performance. The feedback we received during our shareholder outreach, as well as our shareholders' votes, reflects strong support for our executive compensation program, pay-for-performance compensation philosophy and goals, market best practices and focus on shareholders' interests.



92.8%
Support of 2021
Say-On-Pay Vote

2021 Executive Compensation Program Summary

Element	Type/Form	Performance Measures	Terms	Objectives
Salary	Cash	Fixed cash compensation; reviewed annually and adjusted, as appropriate	A fixed amount of compensation for performing day-to-day responsibilities. It is set based on market data, job scope, responsibilities and experience. Generally reviewed annually for a potential increase based on a number of factors, including market levels, performance and compensation practices that are equitable within the organization.	Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent.
Annual Short-Term Incentive/ Global Performance Plan (GPP)	Cash	Funded based on Pfizer's performance and weighted as follows:	Aggregate pool is funded based on both the performance against Pfizer's annual financial goals and achievement of pre-set pipeline goals. Individual awards are based on operating unit/function and individual performance measured over the performance year.	Provides incentive to executives for achieving short-term results that create sustained future growth and long-term shareholder value.
		Metrics		
		Total Revenue (40%)	A leading indicator of performance and value creation; provides a clear focus on growth; an important measure in our industry; understandable with a clear line of sight and employee impact.	
		Adjusted Diluted EPS (40%)	A measure of income that provides focus on profitable growth and expense control; viewed as a strong indicator of sustained performance over the long term; understandable with a clear line of sight and employee impact.	
		Cash Flow from Operations (20%)	A measure that provides focus on generating cash in the short-term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control and on improving working capital; a strong link to long-term shareholder value creation.	
		Up to +/- 25% Pipeline Achievement Factor	To recognize the progress and delivery of the R&D pipeline in all development phases, helping to ensure that the organization focuses on the entire Pfizer product portfolio.	
Annual Long-Term Incentive Compensation (100% Performance-Based Equity)	**5- and 7-Year Total Shareholder Return Units (TSRUs)** Represents 25% (each) of total annual grant value (50% in total)	Absolute TSR	5- and 7-Year TSRUs generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively. The value earned is equal to the difference between the Settlement Price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the Grant Price (the closing stock price on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative.	Provides direct alignment with shareholders as awards are tied to absolute TSR.
	Performance Share Awards (PSAs) Represents 50% of total annual grant value	Adjusted Net Income (NI)* and relative TSR	PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant with value delivered, if any, based on performance. Paid based on the company's performance against a combination of an adjusted net income* goal, set annually, using three one-year periods (0% to 150% of target) and relative TSR, as compared to the NYSE Arca Pharmaceutical Index (DRG Index or DRG), over a three-year period. The maximum payout is 200% of target but is capped at target if the TSR for the performance period is negative. Dividend equivalents are applied to the number of shares actually earned under the award. Earned PSAs and dividend equivalents are paid in cash to active colleagues and in shares to former colleagues.	Provides alignment with shareholders by aligning compensation to operational goals and relative TSR over a three-year performance period.

* Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting for acquisitions, acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

2021 Executive Compensation Program Summary (cont'd)

Element	Plan/Program	Terms	Objectives
Retirement	Pension Plan**	Provides retirement income for eligible participants based on years of service and final average earnings; frozen as of December 31, 2017.	Provides retirement income based on tenure and compensation, up to Internal Revenue Code (IRC) limits.
	Supplemental Pension Plan**	Provides retirement income relating to compensation in excess of the IRC limitations under the same formula as the qualified pension plan noted above.	Provides retirement income based on tenure and compensation in excess of IRC limits.
	Savings Plan	A qualified 401(k) savings plan that provides participants with the opportunity to defer a portion of their eligible pay up to the IRC limitations (on a pre-, after-tax or Roth basis) and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, since 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5% to 9% of eligible pay).	Provides retirement benefits through 401(k) elective deferrals, company matching contributions and RSC, up to IRC limits.
	Supplemental Savings Plan	Provides pre-tax savings opportunity relating to eligible compensation in excess of the IRC limitations under the same formulas/features (matching contributions and RSC) as the qualified savings plan noted above.	Allows for deferrals, company matching contributions and RSC in excess of IRC limits.
Other	Perquisites	Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, home security and additional security, as deemed necessary, as well as certain personal travel benefits for the CEO and other NEOs (including other Executive Leadership Team (ELT) members).	Provides additional benefits consistent with competitive practices and safety concerns; increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities.

** Plans were closed to new participants effective January 1, 2011 and benefits were frozen on December 31, 2017 for all participants.

SECTION 1 – Elements of Our Executive Compensation Program

2021 Salaries

The table below shows the annual salaries for our NEOs set by the Committee, which are based on its review of competitive market practices and individual performance:

	Salary*		
	April 1, 2020	April 1, 2021	
Name	$	$	Increase (%)
A. Bourla	1,650,000	1,700,000	3.0
F. D'Amelio	1,545,000	1,580,000	2.3
M. Dolsten	1,445,000	1,490,000	3.1
A. Hwang	1,190,000	1,230,000	3.4
D. Lankler	1,080,000	1,110,000	2.8
J. Young	1,295,000	1,332,000	2.9

* Salary is generally approved at the Committee's February meeting of the respective year.

2021 Annual Incentive Award / Global Performance Plan (GPP)

The Committee determined the funding of the annual incentive plan tied to the company's performance against three pre-set weighted financial goals based on Pfizer's annual operating plan, its achievement of pre-set pipeline goals related to sustained portfolio delivery and consideration of other qualitative factors. Achievement versus our financial goals is measured using the same key operating assumptions as those in our annual budget.[(1)]

DETERMINING ANNUAL INCENTIVE POOL

The Committee has determined that its evaluation process (illustrated below) provides the appropriate limited flexibility to determine the final GPP pool funding based upon a holistic review of Pfizer's overall performance with a strong focus on financial and pipeline performance. Upon completion of its review, the Committee approves the GPP pool funding.

GPP POOL FUNDING PROCESS


Financial Goals: Committee determined the funding level of the plan using a performance matrix with three financial goals
40%
Total Revenue
40%
Adjusted Diluted EPS
20%
Cash Flow from Ops
Pipeline Modifier and Other Qualitative Factors: Committee considered these factors as modifiers to the calculated funding level using the financial goals
Up to +/- 25 Percentage Points (PP) for Pipeline Achievements
Adjust +/- depending on the Committee's evaluation of Other Qualitative Factors
Plan Funding capped at 200%
Final Funding: 200%
For 2021, the CEO allocated the same funding to each operating unit/function.
Leaders directed to significantly differentiate pay to be more closely aligned with individual performance and contributions.

(1) Includes budgeted foreign exchange rates, business development activity (e.g., acquisitions or divestitures), planned increases in the pricing of our medicines, planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. Normal, ongoing defense costs of the company or settlements of and accruals for legal matters made in the normal course of our business would be included in the calculation.

> The Committee evaluates the selected financial metrics, pipeline modifier and other qualitative factors annually considering the following:
>
> ✓ Consistency with best practices in our industry
>
> ✓ Support of the annual operating plan, reinforcement of Pfizer's portfolio strategy, promotion of decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals — while not encouraging unnecessary or excessive risk-taking
>
> ✓ R&D modifiers measuring achievement on key pipeline goals which have the potential to drive long-term shareholder value

FINANCIAL RESULTS FOR ANNUAL INCENTIVE PURPOSES

In the first quarter of 2021, the Committee set the target goals for annual incentive purposes and adopted a matrix to use in applying the pipeline achievement factor. It continued to take a rigorous, holistic approach designed to ensure that goals set in our incentive programs drive strong performance without encouraging unnecessary or excessive risk-taking. Given how certain factors can change in any given period, the Committee believes that in its determination of whether goals are challenging and rigorous, it should consider all relevant factors and not merely a year-over-year comparison. The financial metrics were set utilizing a budgeting approach that considered prior year's performance, expected growth, the impact of business development activity, impact of losses of exclusivity and fluctuations in foreign exchange rates. The Committee then determined that a sufficient degree of stretch existed in the targets (see "*Determining Annual Incentive Pool*" for additional information).

These financial results are different than our results under GAAP. See "*Financial Measures*" for a comparison of U.S. GAAP numbers to these objectives for annual incentive purposes.

2021 FINANCIAL OBJECTIVES (FOR ANNUAL INCENTIVE PURPOSES)

The following table outlines a comparison of 2020 Results with 2021 Threshold, Target and Results.

Weighting	Financial Objectives (For Annual Incentive Purposes)	2020 Results[1] ($)	2021 Threshold[2] ($)	2021 Target[2] ($)	2021 Results[2] ($)
40%	Total Revenue[3]	50.0 billion	56.4 billion	60.3 billion	81.2 billion
40%	Adjusted Diluted EPS[4]	2.97	2.92	3.14	4.43
20%	Cash Flow from Operations[5]	14.5 billion	10.1 billion	13.6 billion	32.6 billion

[1] The 2020 amounts are adjusted to reflect the financial results of Upjohn Business, Pfizer's former global, primarily off-patent branded and generics business, (Upjohn) and Meridian Medical Technologies, Inc. (Meridian Medical).

[2] 2021 Threshold, Target, and Results for Annual Incentive Purposes presented on a consistent basis including Meridian Medical results.

[3] Total Revenue for annual incentive purposes is based on budgeted foreign exchange (FX) rates assumed in each respective year and excludes certain non-recurring items. Therefore, 2021 and 2020 results differ from U.S. GAAP revenues of $81.3 billion and $41.6 billion, respectively.

[4] Adjusted Diluted EPS for annual incentive purposes is based on budgeted FX rates assumed in each year and excludes certain non-recurring items. See "*Financial Measures*" for a comparison of U.S. GAAP diluted EPS and non-GAAP Adjusted Diluted EPS for annual incentive purposes. See "Non-GAAP Financial Measure (Adjusted Income) – Certain Significant Items" in Management's Discussion and Analysis in the 2021 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.

[5] 2020 Results exclude certain discretionary timing items for compensation purposes (non-GAAP amounts).

NOTE: See "*Financial Measures*" for a comparison of 2021 and 2020 U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively. Adjusted Diluted EPS is defined as U.S. GAAP Diluted EPS excluding purchase accounting for acquisitions, acquisition-related items, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes are not, and should not, be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For more information on revenues, see "Revenues — Overview" in Management's Discussion and Analysis in the 2021 Annual Report on Form 10-K.

PIPELINE ACHIEVEMENT FACTOR

Annually, the Committee establishes the pipeline achievement goals in collaboration with the Science and Technology (S&T) Committee of the Board based on the work of the Portfolio Strategy and Investment (PSI) Committee, which is a committee composed of members of senior management that governs major pipeline investment and strategic R&D priorities. The established pipeline goals are set at levels that the Committee believes require exceptional performance and execution to achieve without encouraging unnecessary or excessive risk-taking. The pipeline goals align with the company's end-to-end pipeline development and reinforce Pfizer's portfolio strategy and culture. The S&T and PSI Committees review and validate the achievements and provide the Committee with a scoring recommendation based on the performance against each pre-set goal. Based on performance against the metrics, the Committee then evaluates the pipeline performance holistically. The assessment not only accounts for organic growth, but also other factors, such as acquired assets, recent product approvals and the nature of the pipeline. Based on the Compensation Committee's overall pipeline performance assessment, the Committee approves a rating and the final pipeline achievement factor (if any).

PIPELINE ACHIEVEMENT FACTOR RANGE

Performance Range:	Below	Target	Above
Achievement Modifier:	(up to -25 Percentage Points)	(No Adjustment)	(up to +25 Percentage Points)

> The Committee recognized that 2021 was a record breaking year as pipeline progress overall was strong, with the most noteworthy achievement being U.S. FDA emergency use authorization (EUA) of the COVID-19 mRNA vaccine for the pediatric and adolescent populations (ages 5-15 years) and Paxlovid, the first oral treatment for COVID-19.
>
> Given the company's exceptional financial performance in 2021, the Committee funded the short-term incentive at the maximum level (200%). Therefore, despite the exceptional performance on the pipeline, which would have generated a positive pipeline adjustment factor, no pipeline adjustment factor was applied as the funding level is capped at 200%.

2021 ANNUAL INCENTIVE AWARDS

Pfizer had an exceptional year measured by both financial performance and our impact on the health of patients around the world. Financial performance exceeded target for each of the three financial metrics, and we made outstanding progress on the product pipeline. The Committee recognized the performance in 2021 and approved an overall funding of 200%. Additionally, to strengthen alignment between pay and performance, to significantly differentiate annual incentive awards and to recognize outstanding performance, the Committee approved increasing the maximum potential individual bonus to 250% of target (from 200%). However, the overall bonus pool funding remains subject to a cap of 200% of target.

In February 2022, the Committee determined the annual incentive awards for the NEOs for 2021 performance, considering the following:

- Dr. Bourla's performance as Chairman and CEO, with input from the other independent Directors and advice from the Committee's independent compensation consultant.
  - After its review of Dr. Bourla's performance, the Committee approved a maximum award (rounded) to reflect his exceptional performance and leadership in 2021 (see "*2021 NEO Performance Summaries*" later in this Proxy Statement).
- Dr. Bourla submitted 2021 annual incentive award recommendations to the Committee for each of the other NEOs, as well as the other ELT members, based on his evaluation of their individual performance and the performance of their respective operating unit/function.
  - The Committee, with input from the other independent Directors and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.
- The independent Directors reviewed and ratified the 2021 annual incentive awards for the CEO and other NEOs, as well as the other ELT members, as approved by the Committee.

Annual incentive award targets and payout ranges for 2021, as well as the actual annual incentive award for each of the NEOs, are:

Name	2021 Salary Grade Midpoint[1] ($)	Target Payout as a % of Salary Midpoint	Target Award ($)	Maximum Award[2] ($)	Actual Award ($)
A. Bourla	1,830,600	175%	3,203,550	8,008,875	8,000,000
F. D'Amelio	1,300,000	100%	1,300,000	3,250,000	2,925,000
M. Dolsten	1,300,000	100%	1,300,000	3,250,000	3,250,000
A. Hwang	1,193,900	100%	1,193,900	2,984,750	2,984,700
D. Lankler	1,082,400	90%	974,160	2,435,400	2,191,860
J. Young	1,193,900	100%	1,193,900	2,984,750	2,387,800

[1] See "*How We Establish Targets*" for an explanation of how target annual incentive awards are determined.
[2] Maximum award is 250% of the respective individual's target award.

2021 Annual Long-Term Incentive Award Program

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) is entirely in the form of performance-based equity-related awards using two vehicles that incentivize long-term value creation:

Type/Weighting	5- and 7-Year Total Shareholder Return Units (TSRUs) (25% each of value at grant)	Performance Share Awards (PSAs) (50% of value at grant)
Program Design (metrics, vesting and objectives)	Deliver value based on long-term alignment with shareholders by linking rewards to absolute TSR over a five- or seven-year period. Vesting on the third anniversary of grant; settled on fifth or seventh anniversary of grant	Aligns rewards to both a strategic financial performance metric, NI[1], over three one-year periods and relative TSR[2] performance as compared to the DRG Index over a three-year period. Vesting on the third anniversary of grant
Value Delivered	Difference between the Settlement Price[2] and the Grant Price (both as described in the "*Executive Summary*" section of this Proxy Statement), plus dividend equivalents accumulated during the term	Amount earned based on performance (payout range is 0% to 200% of target award value) plus dividend equivalents
Formula	(# of TSRUs granted $\times$ [Settlement Price[2] - Grant Price $+$ Dividend Equivalents]) $/$ Settlement Price[2] $=$ Shares delivered[4]	Average of the three annual NI[1] Performance Factors % $+$ 1.5 $\times$ the first 20 percentage point differential between Pfizer's TSR % and DRG Index TSR %[3] $+$ 2.0 $\times$ the differential over 20 percentage points[3] $=$ PSA percentage earned and delivered in cash[5]

[1] Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting for acquisitions, acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude other unbudgeted or non-recurring items.

[2] 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs. For PSAs, the TSR is calculated based on average of 30 (trading) days immediately prior to start and end of each three-year performance period.

[3] Positive or negative adjustment.

[4] No value for TSRUs is received if TSR is negative.

[5] PSA payout is delivered in cash to active colleagues and in shares to former colleagues; payout is capped at target if TSR is negative.

2021 GRANT VALUE OF ANNUAL LONG-TERM INCENTIVE AWARDS

The 2021 grant value of each NEO's regular annual long-term incentive award opportunity was set by the Committee based on competitive market data (targeted to approximate the market median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results, and for retention purposes.

These grant values, which differ from the accounting values shown in the "*Summary Compensation Table*," were as follows:

Name	5-Year TSRUs Value[1] ($) (25%)	7-Year TSRUs Value[1] ($) (25%)	PSAs Value[1] ($) (50%)	Total Grant Value of Annual LTI Awards[2] ($)
A. Bourla	3,500,000	3,500,000	7,000,000	14,000,000
F. D'Amelio	1,500,000	1,500,000	3,000,000	6,000,000
M. Dolsten	1,500,000	1,500,000	3,000,000	6,000,000
A. Hwang	1,125,000	1,125,000	2,250,000	4,500,000
D. Lankler	875,000	875,000	1,750,000	3,500,000
J. Young	1,000,000	1,000,000	2,000,000	4,000,000

[1] Consistent with historical practice, the grant value is converted into TSRUs and PSAs using the value/closing stock price on the first trading day of the week of grant. The actual value of the grant may differ due to the change in the value of the TSRUs/PSAs between the conversion date and the date of grant.

[2] The amounts shown represent the full value of the annual grant, which is different from the 2021 amount reported in the "*Summary Compensation Table*" which reports the value of TSRUs granted in 2021, and the value of one-third of each of the 2019, 2020 and 2021 PSA grants, in accordance with applicable accounting rules. The Committee considers the full value in its determination of annual compensation.

PERFORMANCE SHARE AWARDS

PSAs align rewards to both a strategic financial performance metric NI[1], over three one-year periods and relative TSR performance as compared to the DRG Index over a three-year period. The number of PSAs earned at the end of the three-year performance period was determined as set forth below:

2019 PSAs (PERFORMANCE PERIOD 2019-2021)

Fiscal Year	Metric[1]	NI Goals* ($B) Threshold ($)	Target ($)	Maximum ($)	Actual Results	Performance Factor[2]/[3]	Relative TSR Modifier[2]/[3]		Final 2019 PSA Payout[4]	
2019	NI & TSR	15.08	16.08	>	$17.00B	150.00%	Pfizer TSR	49.93%	(A)	150.00%
2020	NI & TSR	14.97	15.97	>	$16.73B	150.00%	DRG TSR	49.13%	(B)	1.20%
2021	NI & TSR	17.11	18.11	>	$25.24B	150.00%		0.80%		
								×1.5		
				3-Yr. Avg.		150.00% (A)		1.20% (B)	Payout %	151.20% (C)

PSA Formula:

Average of the three annual (NI) % Performance Factors + ((1.5 x the first 20 percentage points of differential between Pfizer's TSR % – DRG Index TSR %) + (2.0 x the differential over 20 percentage points))

(A) 150.00% + **(B)** (1.5 x (0.80%))= **(C)** 151.20% **Payout**

---

* The 2019 amounts shown in the table are adjusted to reflect the partial year impact from Consumer Healthcare and Array BioPharma Inc. The 2020 amounts shown in the table include Upjohn and Meridian Medical results on a basis comparable with the assumptions in the 2020 Target and Threshold.

[1] Adjusted Net Income is defined as U.S. GAAP Net Income excluding purchase accounting for acquisitions, acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates and to exclude other unbudgeted or non-recurring items.

[2] The payout range from the operating metric factor is 0% to 150%, with an overall maximum of 200% after the application of the relative TSR modifier. TSR is calculated based on average of 30 (trading) days immediately prior to start and end of each three-year performance period.

[3] The 2020 PSAs (performance period 2020-2022) and 2021 PSAs (performance period 2021-2023) have not completed the full three-year performance period. The table above shows the final performance factor for each applicable year which overlaps portions of the three one-year goals for the 2020 PSAs and 2021 PSAs performance period (for 2020 PSAs - fiscal year 2020 and 2021; and for 2021 PSAs – fiscal year 2021).

[4] Payout range 0% to 200%, subject to rounding.

2019 PSA PAYOUT (PERFORMANCE PERIOD 2019-2021)

Name	Target Award At Grant (#)	Actual Award Earned[1] (#)	Actual Award Value[1] ($)
A. Bourla	146,602	242,582	11,386,813
F. D'Amelio	73,301	121,291	5,693,407
M. Dolsten	61,085	101,077	4,744,533
A. Hwang	48,867	80,860	3,795,577
D. Lankler	36,651	60,646	2,846,703
J. Young	48,867	80,860	3,795,577

[1] These amounts, which are rounded, include accumulated dividends on 151.20% of the target award for the three-year period. The payouts were denominated in shares and then converted and paid in cash based upon a share price of $46.94 per share on February 28, 2022.

ADDITIONAL BENEFITS AND PERQUISITES

Additional benefit and perquisite programs are provided to the CEO and other NEOs (including other ELT members). A brief description of these programs and further details are included elsewhere in this Proxy Statement.

- Retirement Programs – Provide for retirement income: (1) based on tenure and compensation, up to IRC limits (as applicable), such as the Pension Plan, and Supplemental Pension Plan (frozen plans) and (2) through an accumulated account balance based on employee elective deferrals, company matching contributions and an RSC plus investment returns, to the Savings Plan, and Supplemental Savings Plan. These benefits are generally the same as those offered to all other eligible colleagues. (See **"Retirement Benefits"** later in this Proxy Statement.)

- Perquisites – Provide for limited reimbursement for personal financial planning services, certain home security, other security, as deemed necessary, expenses and certain personal travel benefits for the CEO and other NEOs (including other ELT members). The Committee believes that these benefits are appropriate and are consistent with market practices. (See **"Perquisites"** later in this Proxy Statement.)

2022 Compensation Actions

SALARY, TARGET ANNUAL INCENTIVE AND ANNUAL LONG-TERM INCENTIVE AWARDS

At the February 2022 meeting, the Committee approved April 2022 salaries, 2022 target annual incentives and February 2022 long-term incentive awards, for the NEOs continuing to serve as executive officers in 2022 as follows:

Name	April 1, 2022 Salary ($)	2022 Target Annual Incentive[1][2] (%)	2022 Target Annual Incentive[2] ($)	2022 LTI Award Value[3] ($)	Total Direct Compensation ($)
A. Bourla	1,750,000	200%	3,475,342	19,500,000	24,725,342
F. D'Amelio	1,580,000	100%	1,580,000	6,000,000	9,160,000
M. Dolsten	1,550,000	100%	1,535,205	6,000,000	9,085,205
A. Hwang	1,292,000	100%	1,276,712	4,500,000	7,068,712
D. Lankler	1,155,000	90%	1,029,514	3,500,000	5,684,514

[1] The Committee evaluated the target annual incentive, and in consultation with the Committee's independent advisor changed Dr. Bourla's target bonus percent to 200% of salary starting in 2022 (from 175% of salary midpoint).

[2] Target annual incentive is calculated by multiplying the target incentive percentage by the annual salary earned (estimated for purposes of this table).

[3] These awards included 50% of the award value granted as 5- and 7-Year TSRUs and the remaining 50% granted as PSAs. Consistent with historical practice, long-term incentive award values are converted into units, subject to rounding, using the closing stock price/value on the first trading day of the week of grant. Therefore, the PSA values were converted to units using the closing stock price on February 22, 2022 of $47.53. The 5-Year TSRU values were converted to TSRUs using $11.83 and the 7-Year TSRU values were converted to TSRUs using $13.45, representing the estimated value at grant using the Monte Carlo Simulation model as of February 22, 2022.

SECTION 2 – How We Determine Executive Compensation

Role of the Compensation Committee

The Committee, composed solely of independent Directors, determines the compensation for each of our executives (including the NEOs) and oversees the design and administration of our executive compensation program. Each year, it reviews and performs a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. As part of the compensation review, a "tally sheet" for each NEO (and the other ELT members) is provided with the details of the NEO's target and actual total compensation elements, stock ownership, as well as benefits information, accumulated deferred compensation, and outstanding equity award values. The Committee believes that tally sheets are a useful tool in evaluating total compensation in relation to competitive market pay and internal pay equity. The independent Directors review and ratify all decisions by the Committee relating to the compensation of our executives (including the NEOs).

The Committee annually conducts an independence assessment of its advisors including the compensation consultant, consistent with NYSE listing standards and SEC rules governing our proxy disclosure.

Role of the Independent Compensation Consultant

The Committee continued to utilize FW Cook & Co. (FW Cook) as the Committee's independent compensation consultant until June 2021, when it retained Meridian Compensation Partners, LLC (Meridian) to serve as its independent compensation consultant. This change was made by the Committee as FW Cook's long-serving lead consultant advising the Committee took a senior role at Meridian. The Committee determined, after consideration of various alternatives, to continue to utilize the services of the lead consultant. The independent compensation consultant advises the Committee on executive compensation matters including current trends and the impact to compensation. The Committee assessed the ongoing engagement of Meridian for 2022 in accordance with our policy on criteria and assessment of the firm's independence and concluded that the engagement of Meridian should continue and does not raise any conflicts of interest or similar concerns.

Fees Paid. The total amount of fees paid to Meridian for services provided to the Compensation Committee in 2021 was $197,547 (including reasonable travel and business expenses, as applicable). In addition, Meridian serves as the independent advisor to the Governance & Sustainability Committee regarding non-employee Director compensation matters, as appropriate, and received no fees for the same time frame. The fees paid to FW Cook for independent compensation consultant services for 2021 totaled $35,553 (including reasonable travel and business expenses, as applicable) for the Compensation Committee and no fees for the Governance & Sustainability Committee.

How We Establish Targets

Target total direct compensation for each executive is intended to approximate the market median (50th percentile of the market), as defined by survey and public data relating to our Pharmaceutical Peers and General Industry Comparator Groups. On an annual basis, the Committee reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual short-term incentive) and target annual long-term incentive compensation, as well as perquisites, retirement benefits and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual short-term incentive opportunity and a long-term incentive award.

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. The Committee utilizes data on the pharmaceutical industry and complex multi-national companies as they provide useful comparative compensation data for our annual benchmarking analysis and are also a source of potential talent for Pfizer.

The following explains the Committee's approach for determining our executive pay targets.

Objective	We target the median compensation values of our peer and comparator groups to help determine an appropriate total compensation level and pay mix for our executives. The groups are selected based on their having comparable scope, complexity, revenue and similar compensation models. We establish a competitive pay framework using our comparator groups' median compensation values, to help determine an optimum pay mix of base pay, annual short- and long-term incentive targets. The framework is a general guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position. In addition to using the peer data for our annual benchmark analysis and as a source for potential talent, the peer data is used to benchmark: • Plan design (both short-term and long-term) • Performance metrics • Perquisites • Share usage • Stock ownership guidelines Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median to reflect individual performance, responsibilities, and internal equity, among other factors.
Peers	**2021 Pharmaceutical Peers** (broad mix of companies from the pharmaceutical industry) **2021 General Industry Comparators** (broad mix of large, non-pharmaceutical, multi-national companies of similar size and complexity)

Pharma* (12 peers)		**General Industry (18 peers)**	
AbbVie Inc.	GlaxoSmithKline plc	3M Company	Honeywell International Inc.
Amgen Inc.	Johnson & Johnson	Abbott Laboratories	IBM Corp.
AstraZeneca PLC	Merck & Co., Inc.	The Boeing Company	Lockheed Martin Corp.
Bristol-Myers Squibb Company	Novartis AG*	Caterpillar Inc.	Mondelez International, Inc.
Eli Lilly and Company	Roche Holding AG*	Chevron Corporation	PepsiCo, Inc.
Gilead Sciences, Inc.	Sanofi SA*	The Coca-Cola Company	Procter & Gamble Co.
		Comcast Corporation	Raytheon Technologies Corp.
		ConocoPhillips	United Parcel Service, Inc.
		General Electric Company	Verizon Communications Inc.

* The Committee recognizes that while data are available on the performance of certain of our non-U.S.-based peer companies, the compensation data in some cases is limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.

PFIZER COMPARISON TO PEER GROUP MEDIANS

The table below compares our 2021 revenue, net income and market capitalization to the median 2021 revenue, net income and market capitalization for our Pharmaceutical Peer and General Industry Comparator Groups.

In Billions	Pfizer ($)	Pharmaceutical Peer Group Median** ($)	General Industry Comparator Group Median ($)
Revenue*	81.3	46.4	63.3
Reported Net Income*	22.0	6.2	6.8
Market Capitalization*	275.7	185.7	133.0

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 18, 2022.
** Excludes Novartis AG, Roche Holding AG and Sanofi SA.

SECTION 3 – How We Evaluate Performance: 2021 Compensation Decisions

Linking Pay and Performance

This section highlights the Committee's process for key compensation decisions for 2021.

SETTING PERFORMANCE OBJECTIVES

The performance objectives for our NEOs, reflect the goals the CEO (for his direct reports) and the Committee believed our executives should focus on during the period in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans (including pipeline achievement). The Committee monitors and reviews the progress on the individual performance objectives (measured on two six-month periods (semester basis)) for our NEOs.

DETERMINING 2021 AWARDS — PAYING FOR PERFORMANCE

The Committee determined the bonus pool funding based on a holistic review of the company's overall performance (see **"2021 Annual Incentive Award / Global Performance Plan (GPP)"**). Based on the Committee's assessment of the NEOs' performance against objectives, as well as Pfizer's overall performance, the Committee made decisions about individual compensation elements and total compensation using its judgment, advice from its independent compensation consultant, and input from the CEO (in the case of the other NEOs), focusing primarily on each NEO's performance against their individual financial and strategic objectives and other performance factors.

NEO PERFORMANCE-YEAR TOTAL DIRECT COMPENSATION (PERFORMANCE-YEAR TDC) AND SUMMARY COMPENSATION TABLE TOTAL DIRECT COMPENSATION (SCT TDC)

We use a Performance-Year TDC approach to determine the competitiveness of our TDC versus peers, and to evaluate the alignment of pay and performance. The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective role, area or function. The table below provides the Performance-Year TDC versus the SCT TDC for the NEOs and is not intended as a substitute for the SCT. The difference between the Performance-Year TDC and SCT TDC, as illustrated below, is principally due to SCT reporting requirements for PSAs. Accounting rules require the PSA grants to be reported only after the goals are set (starting with the year of grant) due to the use of three one-year goals.

In recognition of Dr. Bourla's performance and exceptional leadership during 2021, the Compensation Committee with the support of other independent members of the Board and in consultation with the independent Compensation Committee advisor, increased his 2022 LTI award to $19.5 million. The Committee and the Board believe that this exceptional grant recognizes Dr. Bourla for his outstanding performance, leadership and focus on Pfizer's long-term strategy and developing our product pipeline.

Performance-Year TDC is $29.2 million compared to his 2021 SCT TDC value of $24.4 million, with the most significant differences being the increase in his LTI award and his annual short-term incentive offset in part by the reduction in the actuarial change in his frozen pension benefit.

Performance-Year LTI Value is the February 2022 grant of $19.5 million as compared to the accounting value required for reporting in the SCT ($13.2 million) which includes the February 2021 TSRU grant and one-third of the 2019, 2020 and 2021 PSA grants. The PSA portion of the LTI award made in February 2022 will be reflected in the SCT over three years (2022, 2023 and 2024).

	Performance-Year Compensation[1]				Summary Compensation Table[2]	
Name	Year-End Salary (A) ($)	Annual Short-Term Incentive Award (paid in 2022) (B) ($)	Annual LTI Award[3] (granted in February 2022) (C) ($)	Total Direct Compensation (D=A+B+C) ($)	Total Direct Compensation[4] (Salary + Non-Equity Incentive (bonus) + equity awards valued on accounting basis) (E) ($)	Total (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) (F) ($)
A. Bourla	1,700,000	8,000,000	19,500,000	29,200,000	22,918,957	24,353,219
F. D'Amelio	1,580,000	2,925,000	6,000,000	10,505,000	10,358,233	11,037,327
M. Dolsten	1,490,000	3,250,000	6,000,000	10,740,000	10,281,855	10,914,990
A. Hwang	1,230,000	2,984,700	4,500,000	8,714,700	8,446,780	9,032,934
D. Lankler	1,110,000	2,191,860	3,500,000	6,801,860	6,645,006	7,129,372
J. Young[5]	1,332,000	2,387,800	0	3,719,800	7,618,570	8,332,681

[1] The performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to and in consideration of the individual's performance in the performance year (made in the following February), without regard to when the annual LTI performance goals are set for PSAs.

[2] SCT TDC reflects the grants made during the year for which the applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are included when the applicable goals are set; therefore, one-third of the PSAs is included in the SCT TDC in each of the three performance years as a result of the use of three, separately established annual goals.

[3] Annual LTI Award (column C) amounts represent the 2022 annual LTI award value, which includes the value of the TSRUs and the full PSA grant value, and is reflective of LTI awards associated with the NEO's respective roles. These grant values differ from the accounting values shown in the 2021 SCT.

[4] SCT TDC (column E) includes salary, non-equity incentive compensation and equity awards made during the year with their value based on accounting rules (which reflects the TSRUs granted in 2021, and the value of one-third of each of the 2019, 2020 and 2021 PSAs). The SCT "Total" (column F) is composed of Total Direct Compensation (column E), plus the change in pension value (frozen in 2017; change is attributed to increase in interest rates) and All Other Compensation.

[5] Mr. Young did not receive a long-term incentive award in 2022.

Compensation Actions Relating to Our Former NEO

Effective December 15, 2021, Mr. Young and the Committee mutually agreed that he would cease serving as an executive officer of the company, while remaining employed by the company working on certain ongoing projects including the Consumer Healthcare joint venture with GlaxoSmithKline. In making compensation decisions for Mr. Young, the CEO and Committee assessed his performance based on the contributions he made during the year. Further information regarding his 2021 performance is included in "*Performance of Our Former Named Executive Officer*" detailed below.

Leadership Changes

During 2021 and into early 2022, Pfizer announced several changes to its Executive Leadership Team (ELT). These changes included the hiring of Mr. Aamir Malik in August 2021 as Chief Business Innovation Officer, EVP succeeding Mr. Young, former Group President, Chief Business Officer; and the hiring of Dr. William Pao as Chief Development Officer, EVP replacing Dr. Rod MacKenzie, effective mid-March 2022. In November 2021, Pfizer announced the decision to redefine the role of the Chief Financial Officer and EVP, Global Supply.

Effective January 1, 2022, Pfizer split these responsibilities and announced that Mr. Michael McDermott was elected as Chief Global Supply Officer, EVP and a member of the ELT. Mr. D'Amelio will continue to serve as Chief Financial Officer until his successor is in place and will leave Pfizer after a transition period.

2021 NEO Performance Summaries

The following is a summary of each NEO's individual accomplishments for 2021.

Albert Bourla, DVM, Ph.D.

CHAIRMAN AND CEO

Through Dr. Bourla's leadership and strategic insight, Pfizer has delivered a strong year. He has led the company through the pandemic and guided us on delivering on **Our Purpose**: *Breakthroughs that changes patients' lives.*

- Delivered the first FDA-authorized oral treatment for COVID-19 at the speed of science. Paxlovid was granted EUA or conditional marketing authorization in ten countries, including the U.S. as of December 31, 2021. Pfizer also entered into definitive supply agreements with five countries and initiated bilateral outreach to more than 100 countries around the world.
- Pfizer continued to experience strong rankings in reputational polls in 2021, including a significant movement in the Axios Harris 100 list to #7 (up 54 places from 2020), with significant gains in culture, citizenship, and vision.
- Reached an estimated 1.4 billion patients* with our medicines and vaccines in 2021.
- Achieved $81.3 billion in revenue for Pfizer Inc.
- Completed four collaborative transactions to expand our mRNA portfolio in the vaccine and rare disease spaces.
- Completed five business development transactions to acquire potential breakthrough technologies/medicines in the oncology, internal medicine and rare disease therapeutic areas.
- Further strengthened Pfizer's commitment to ESG principles by issuing a second Sustainability Bond addressing capital investments in social initiatives; launching the company's first ESG report; and completing an extensive priority issue assessment to determine where and how Pfizer is having the greatest impact on society and the environment based on input from external and internal stakeholders.

* Patient counts are estimates based on multiple data sources.

Frank A. D'Amelio

CFO, EVP, GLOBAL SUPPLY*

Mr. D'Amelio played a key role in driving our strong financial results and global supply achievements.

- Exceeded total company 2021 revenues and adjusted diluted EPS guidance.
- Generated approximately $32.6 billion of operating cash flow.
- Returned $8.7 billion to shareholders through cash dividends.
- Manufactured over 3 billion doses of the COVID-19 vaccine.

* Effective January 1, 2022, Mr. D'Amelio's title became Chief Financial Officer, Executive Vice President.

Mikael Dolsten, M.D., Ph.D.

CHIEF SCIENTIFIC OFFICER, PRESIDENT, WRDM

Dr. Dolsten continued to drive the focus on executing on our robust pipeline and other R&D related initiatives.

- Delivered eight regulatory approvals covering oncology, vaccines, internal medicine, and inflammation & immunology. Achieved U.S. FDA EUA of the COVID-19 mRNA vaccine for the pediatric and adolescent populations (ages 5-15 years), as well as authorizations in multiple jurisdictions, and EUA or conditional marketing authorization in ten countries, including the U.S. for the oral COVID-19 treatment, Paxlovid.
- Progressed in development 52 programs in the pipeline (Phase 1 to registration), with a focus on five key therapeutic areas: oncology, inflammation & immunology, vaccines, rare disease, and internal medicine.
- Completed five business development transactions that provide access to potential breakthrough technologies/medicines in hospital, oncology and internal medicine. Accelerated development of the mRNA platform by identifying and initiating toxicology studies for mRNA targets, and completed four collaborative transactions to expand our mRNA portfolio. Contributed to strategic clinical-stage asset transactions in oncology and inflammation & immunology.
- Ensured successful pharmacovigilance and medical support for all Pfizer products and clinical programs.

Angela Hwang

GROUP PRESIDENT, PFIZER BIOPHARMACEUTICALS GROUP

Ms. Hwang continued to strengthen the commercial business that strives to deliver transformational medicines that address global health priorities.

- Contributed significant operational revenue growth of 6%*.
- Delivered eight regulatory approvals covering oncology, vaccines, internal medicine, and inflammation & immunology. Achieved U.S. FDA EUA of the COVID-19 mRNA vaccine for the pediatric and adolescent populations (ages 5-15 years), as well as authorizations in multiple jurisdictions, and EUA or conditional marketing authorization in ten countries, including the U.S. for the oral COVID-19 treatment, Paxlovid.
- Completed five business development transactions that provide access to potential breakthrough technologies/medicines in hospital, oncology and internal medicine.
- Demonstrated outstanding leadership and commitment to Pfizer's Diversity, Equity and Inclusion goals, with improvement in year-over-year percentage in both global female and U.S. minority representation.

* Excluding direct sales and alliance revenues of Comirnaty and sales of Paxlovid, and the favorable impact of foreign exchange. For additional information on the company's operational revenue performance, see the "Overview of Our Performance, Operating Environment, Strategy and Outlook —Our 2021 Performance" and "Analysis of the Consolidated Statements of Income—Revenues by Geography" and "—Revenues—Selected Product Discussion" sections in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2021 Annual Report on Form 10-K.

Douglas M. Lankler

GENERAL COUNSEL, EVP

Mr. Lankler continued to provide high quality legal support.

- Provided comprehensive legal support for all aspects of our COVID-19 response (vaccine and oral therapy), including enabling global access through contracting with governments and non-governmental organizations.
- Achieved favorable resolutions of a number of significant litigation matters, including competition law and intellectual property matters.
- Supported successful execution of key business development transactions to bring external science into the Pfizer pipeline and enhance revenue growth potential during the 2025-2030 period.
- Demonstrated outstanding leadership and commitment to Pfizer's value of Equity and its Diversity and Inclusion goals, both in managing and developing internal talent and in working with external law firms.

Performance of Our Former Named Executive Officer

John D. Young

FORMER GROUP PRESIDENT, CHIEF BUSINESS OFFICER*

Mr. Young continued to lead the Portfolio Strategy and Investment (PSI) Committee optimizing capital allocations across the R&D portfolio, and advanced our partnerships and executed on business development transactions that enhanced enterprise value.

- Completed five business development transactions that provide access to potential breakthrough technologies/medicines in hospital, oncology and internal medicine.
- Accelerated development of the mRNA platform by identifying and initiating toxicology studies for mRNA targets, and concluded four business development transactions that expand Pfizer's mRNA portfolio.
- Executed a transformative system change Net Price Model, which is an alternative to the typical Pharmacy Benefit Managers Model resulting in patient out-of-pocket savings and an improved gross-to-net ratio, implemented a warranty program for Xalkori, executed an innovative contract (Biosimilar Shared Savings) which aligns incentives across payer and providers with three contracts signed and successfully validated blockchain technology with two payer collaborations.
- Led the PSI Committee to continue to accelerate R&D productivity through objective portfolio decision-making applying consistent analytics across all therapeutic areas, resulting in thirteen Phase 3 starts, nine submissions and eight approvals.

* Mr. Young ceased serving as an executive officer on December 15, 2021.

SECTION 4 – Benefit Programs

The following outlines some of our benefit programs available to eligible U.S.-based colleagues, including eligible NEOs (unless otherwise noted):

Plan/Eligibility	Description of Benefit
Pension and Savings Plans: • defined benefit pension plan (frozen*) • non-qualified supplemental pension plan (frozen*) • defined contribution savings plan • non-qualified supplemental savings plan * Benefits under the Pension Plan and Supplemental Pension Plan were frozen in 2017 for all participants, although participants may continue to grow into retirement plan milestones.	All eligible colleagues, earn retirement benefits through age- and service-weighted annual company-provided Retirement Savings Contributions (RSC) to the Pfizer Savings Plan (PSP), and as applicable, Pfizer Supplemental Savings Plan (PSSP), which is in addition to our matching contributions to these plans. The PSP permits eligible U.S. colleagues, including NEOs, to make pre- and after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. We also maintain the PSSP which permits participants, including NEOs, to make pre-tax contributions in excess of IRC limits on qualified plans and provides applicable matching contributions and the RSC for amounts not permitted under the PSP. The provisions and features of the Pension Plan and Supplemental Pension Plan are described in the narrative accompanying the "*2021 Pension Benefits Table*" and the "*2021 Non-Qualified Deferred Compensation Table.*"
All eligible U.S. colleagues accumulate retirement benefits through the savings plans in the form of elective deferrals, matching contributions and the RSC.	
Insurance Plans Medical, dental, life and long-term disability insurance.	Programs are designed to provide certain basic quality of life benefits and protections to U.S. eligible colleagues, including the NEOs, and at the same time enhance our attractiveness as an employer of choice. The cost of these plans is shared between the colleague and the company. Coverage for the NEOs costs up to $30,000 annually based on the coverage selected.
Supplemental Individual Disability Insurance Additional disability insurance coverage.	This benefit provides for coverage in excess of the limit provided under the company's group long-term disability plan, with participants paying the full cost of this additional insurance coverage.
Deferred Compensation Executives may elect to defer certain compensation into the Deferred Compensation Plan (DCP).	Annual incentive awards and performance share award settlements may be deferred under the DCP. Deferrals into the DCP may be notionally invested in a selection of mutual funds, Pfizer stock unit funds, and/or a cash equivalent fund.
Retiree Healthcare Benefits Pfizer maintains post-retirement medical coverage.	Generally, access to post-retirement medical coverage at full cost is available to active colleagues who are at least age 55 with at least 10 years of service. A retiree medical subsidy is provided to those colleagues with 15 years of service (after age of 40). For U.S. eligible colleagues, including the NEOs, the total company-provided subsidy ranges from $123,000 to $275,000 (based on service after age 40, subject to a cap of 25 years, and coverage tier). The subsidy may only be used to cover Pfizer's share of the cost. Coverage at the retiree's cost may continue after the subsidy is depleted.
Executive Severance Plan Provides severance benefits to NEOs (and the other ELT members) in the event of involuntary termination of employment without cause (including position elimination or reorganization-related termination (other than for cause)). Severance payments and benefits under the Executive Severance Plan are described in "*Estimated Benefits upon Termination Table.*"	Benefits consist of cash severance equal to the greater of: (a) one times pay (defined as base salary plus target annual incentive), or (b) 13 weeks' pay plus three weeks' pay per year of service, subject to a maximum of 104 weeks' pay. Eligible participants in the GPP also receive a pro-rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and insurance benefits.

SECTION 5 – Other Compensation Programs and Policies

Perquisites

We provide a limited number of perquisites to our ELT members, including the NEOs, that include limited personal use of company aircraft, limited reimbursement for certain financial counseling and home security services (plus additional security services, as discussed below) and, solely for the CEO, as described below, use of a car and driver. The transportation benefits provide increased efficiencies and more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. During 2021, due to the significant ongoing and increasing threats, the Committee approved providing personal security to the CEO and other ELT members, as deemed necessary. The Committee believes these perquisites contribute to executive security, recruitment and retention and are consistent with market practice.

We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based colleagues generally). Therefore, executives (including the NEOs) pay the taxes due on these perquisites. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

Perquisite/Description
Car and Driver
For the CEO:
For security reasons, a car and driver are available to the CEO for personal use (including commuting) and the cost does not need to be reimbursed. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company.
For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the CEO. All taxes on this income are paid by the CEO and no gross-up payment for these taxes is made by the company. Tax regulations provide the cost of the driver is not reportable as income to the CEO as a result of the recommendations contained in an independent, third-party security study.
The unreimbursed incremental cost to the company of personal use of a car and driver by Dr. Bourla in 2021 is reflected in the "All Other Compensation" column in the SCT and the related footnotes.
For the other NEOs:
Cars and drivers are available for business reasons; NEOs (other than the CEO) are required to reimburse the company for personal use of cars and drivers.
Aircraft Usage
For the CEO:
The Board has determined that the CEO must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable based on the recommendations contained in an independent, third-party security study. This study also recommends that the CEO's spouse use company-provided aircraft when accompanying the CEO, to the maximum extent practicable. Travel by the spouse is generally considered personal use and is subject to taxation and disclosure.
For the other NEOs:
Company aircraft are available for business travel and limited personal travel. Personal use is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel.
Financial Counseling and Home Security
We provide an allowance of up to $10,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services. Reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs. Also, Pfizer may obtain advice from its independent security consultant, and other security experts, with regard to providing additional security services for our executives, as deemed appropriate. The executives pay all applicable taxes on these benefits.

The value of perquisites based on the incremental cost to the company is included in "All Other Compensation" in the SCT and described above and includes the personal use of a company-provided car and driver and aircraft. The incremental cost for personal use of aircraft consists of the variable costs we incurred to operate the aircraft for such use. It does not include fixed or non-variable costs that would be incurred regardless of personal use, such as crew salaries and benefits, insurance, aircraft purchase or leasing costs, depreciation, and scheduled maintenance.

Tax Policies

Effective January 1, 2018, the exemption from the IRC Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our NEOs in excess of $1.0 million is generally not deductible unless it qualifies for transition relief. The company will utilize the transition relief provisions for eligible compensation to the extent possible. As in prior years, the Committee believes that it is important to continue to maintain flexibility and the ability to pay competitive compensation by not requiring compensation to be deductible.

Equity Award Grant Practices

The Committee approves equity awards to eligible colleagues, including the NEOs, at its February meeting. The awards are ratified by the independent Directors and are granted as of the day of ratification. Equity grants to certain newly hired colleagues, including executive officers, are effective on the last trading day of the month they begin work at Pfizer. Special equity grants to continuing colleagues are effective on the last trading day of the month in which the award is approved or such later date as determined at the time of approval. Where applicable, the exercise/grant price for an award will be equal to the closing market price of our common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

Derivatives Trading/Hedging Policy

Our policy prohibits all employees, including the NEOs, and Directors from purchasing or selling options on our common stock or engaging in short sales of our shares. It prohibits trading in puts, calls, straddles, equity swaps or other derivative securities including exchange funds, that are directly linked to our common stock (sometimes referred to as "hedging").

Compensation Recovery/Clawback

Our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and/or reduction of outstanding awards and the return of shares and/or cash paid and/or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company. All equity awards are subject to cancellation or reduction in payout by the Committee during their performance/vesting periods and until they are paid out or settled and for a period of one-year after settlement. Under the terms of the grants, in general, participants will not receive their awards following termination of employment until the original settlement date. In addition, the Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives upon an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, and as determined by the Committee, we will seek to recover any amounts deemed to have been inappropriately received by any executive officer. These recovery/clawback policies are in addition to any policies or recovery rights provided under applicable law.

Furthermore, in accordance with the terms of the Regulatory and Compliance Committee's (RCC) Charter, if a government or regulatory action occurs that, in the judgment of the RCC, has caused significant financial or reputational damage to the company or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee that engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose our decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, we will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

Stock Ownership and Holding Requirements

Our NEOs are required to maintain certain levels of ownership of Pfizer stock. For 2021, the required level of ownership was at least six times base salary for the CEO and at least four times base salary for the other NEOs. Ownership includes shares owned directly, plus shares and certain units held through various Pfizer plans and programs. Effective for 2022, to further strengthen the alignment between our CEO and shareholders and consistent with best practices, the Committee increased the share ownership requirement for the CEO to at least eight times (from six times) his base salary.

Our guidelines allow meeting these targets with certain milestones over five years. Until the applicable milestone is reached, the executive must hold and may not sell shares (except to meet tax-withholding obligations). Once the level is met, NEOs must hold and may not sell shares if it would cause their ownership to fall below that level. We believe that these requirements align the interests of our NEOs with those of our shareholders. Additionally, long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, thereby maintaining the alignment with shareholders into retirement.

All of the NEOs, have met the requirements under the guidelines.

2021 STOCK OWNERSHIP[1]

Name	Full Requirement	12/31/2021 Holdings
A. Bourla	6X	16X
F. D'Amelio	4X	18X
M. Dolsten	4X	5.6X
A. Hwang[2]	4X	3.5X
D. Lankler	4X	5.1X
J. Young[3]	4X	18X

[1] Determined using Pfizer closing stock price, base salary and shares held as of December 31, 2021 (rounded).
[2] Subject to interim milestone guideline, which has been met.
[3] Mr. Young's stock ownership is as of December 15, 2021 when he ceased serving as an executive officer.

Note: Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers have pledged Pfizer stock as collateral for personal loans or other obligations.

Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
A. Bourla Chairman and Chief Executive Officer[6]	2021	1,687,500	—	6,180,808	7,050,649	8,000,000	49,901	1,384,361	24,353,219
	2020	1,650,000	—	4,897,817	6,782,951	5,491,800	1,367,780	843,222	21,033,570
	2019	1,600,000	—	4,290,956	6,075,290	3,630,000	1,726,448	606,269	17,928,963
F. D'Amelio Chief Financial Officer, EVP, Global Supply[7]	2021	1,571,250	—	2,840,271	3,021,712	2,925,000	32,094	647,000	11,037,327
	2020	1,533,750	—	2,406,437	3,130,596	2,470,000	1,318,297	517,016	11,376,096
	2019	1,500,000	—	2,582,446	3,037,649	1,820,000	1,612,163	523,472	11,075,730
M. Dolsten Chief Scientific Officer, President, Worldwide Research, Development and Medical	2021	1,478,750	—	2,531,393	3,021,712	3,250,000	0	633,135	10,914,990
	2020	1,433,750	—	2,110,585	2,608,832	2,600,000	928,638	467,819	10,149,624
	2019	1,400,000	—	2,414,725	2,531,376	1,820,000	987,243	444,701	9,598,045
A. Hwang Group President, Pfizer Biopharmaceuticals Group[8]	2021	1,220,000	—	1,975,798	2,266,282	2,984,700	0	586,154	9,032,934
	2020	1,142,500	—	1,420,129	2,087,062	2,387,800	405,242	440,714	7,883,447
D. Lankler General Counsel, EVP[9]	2021	1,102,500	—	1,587,984	1,762,662	2,191,860	0	484,366	7,129,372
J. Young Former Group President, Chief Business Officer[10]	2021	1,322,750	—	1,893,548	2,014,472	2,387,800	237,096	477,015	8,332,681
	2020	1,285,000	—	1,814,734	2,087,062	1,800,000	1,551,403	450,994	8,989,193
	2019	1,245,000	—	2,247,004	2,025,093	1,675,000	1,325,847	441,439	8,959,383

[1] **Stock Awards.** Represent for each year one-third of the grant date fair value of PSAs granted in that and the prior two years (e.g., 2021, 2020 and 2019) in accordance with ASC Topic 718.

Consistent with the applicable accounting rules, the amounts listed include one-third of each of these awards, as only the 2021 PSA's first-year goal, 2020 PSA's second-year goal and 2019 PSA's third-year goal of the three-year performance period beginning in 2021 were set in 2021. The maximum potential values of the PSAs at the grant date reflected in 2021 (using closing stock price of $33.82) based on the units included here (one-third of the grants in 2021, 2020 and 2019) would be as follows (subject to rounding): Dr. Bourla—$12,361,616; Mr. D'Amelio—$5,680,542; Dr. Dolsten —$5,062,786; Ms. Hwang—$3,951,596; Mr. Lankler—$3,175,968 and Mr. Young—$3,787,096. The PSA grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

However, the Committee considered the full value of the annual LTI award when making the grant, and the below represent the full 2021 grant date fair values using $33.82 per share/unit:

	A. Bourla	F. D'Amelio	M. Dolsten	A. Hwang	D. Lankler	J. Young
A. PSAs at Target ($)	6,910,102	2,961,448	2,961,448	2,221,095	1,727,526	1,974,310
B. TSRUs ($)	7,050,649	3,021,712	3,021,712	2,266,282	1,762,662	2,014,472
C. 2021 LTI Award (Full Grant Date Fair Value) ($) (A + B) (Subject to Rounding)	13,960,751	5,983,160	5,983,160	4,487,377	3,490,188	3,988,782

[2] **Option Awards.** Represents the aggregate grant date fair values of the TSRUs under GAAP. The grant date fair values have been determined in accordance with ASC Topic 718 using the Monte Carlo simulation model, based on the assumptions and methodologies described in our 2021 Annual Report on Form 10-K (Note 13. Share-Based Payments).

[3] **Non-Equity Incentive Plan Compensation.** Represents annual incentive awards, earned under the GPP for the performance year noted and paid to the NEO early in the following year.

[4] **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** Represents the change in the actuarial present value of the NEO's accumulated pension benefits in 2021, 2020 and 2019, as applicable, measured against the prior year's value. The 2021 pension amounts reported in the SCT are zero ($0) as the change in value, as applicable, was negative, as follows: Dr. Dolsten—($71,761); Ms. Hwang—($21,713); and Mr. Lankler—($98,472). The U.S. plans exclude Mr. Young, who participated in the U.K. plan (see "*The Pension Plan and Supplemental Pension Plan Summary*" elsewhere in this Proxy Statement). The pension amount for 2021 represents the difference between the December 31, 2021 and December 31, 2020 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Pfizer Consolidated Pension Plan (the Pension Plan or the PCPP) and Pfizer Consolidated Supplemental Pension Plan for U.S. and Puerto Rico Employees (Supplemental Pension Plans), based on the Pension Plan assumptions as of December 31, 2021, as shown below:

a. Discount Rate: 2.87% for qualified pension plans; 2.72% for non-qualified pension plans.

b. Lump Sum Interest Rates: For Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan), rates based on implied forward rates developed from the November 2021 full yield curve published by the IRS in December 2021 for Pension Protection Act (PPA) funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2021. For Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan), based on Pension Benefit Guaranty Corporation (PBGC) rates derived from 12-year spot rates from the projected full yield curve described in the preceding sentence.

c. Percent Electing Lump Sum:

   i.   75% relating to the Pfizer Sub-Plan (only applies to the extent the executive is eligible to receive a lump sum).

   ii. 70% relating to the Pfizer benefit formula in the Supplemental Pension Plan.

   iii. 85% relating to the Wyeth Sub-Plan and the Wyeth benefit formula in the Supplemental Pension Plan.

d. Mortality Table for Lump Sum: Unisex mortality table specified by IRC Section 417(e), with projected mortality improvements.

e. Mortality Table For Annuities: Pri-2012 annuitant mortality table. No collar adjustments were made for the qualified plans, and a white-collar adjustment was reflected for the non-qualified plans.

f. Mortality Improvement Scale for Annuities: MMP-2021 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement.

[5] **All Other Compensation.** Column amounts represent the incremental cost to the company of perquisites, matching contributions and an RSC under the Savings Plan and the Supplemental Savings Plan received by each NEO as detailed in the table below:

| | Perquisites | | | | | Matching Contributions and RSC | | |
| | Aircraft Usage ($) | Financial Counseling ($) | Car Usage ($) | Home Security[i] ($) | Other[ii] ($) | Savings Plan[iii] ($) | Supplemental Savings Plan[iii] ($) | Total ($) |
Name								
A. Bourla	60,452	10,000	6,924	336,554	1,226	14,500	954,705	1,384,361
F. D'Amelio	88,879	10,000	—	730	1,822	37,700	507,869	647,000
M. Dolsten	51,187	10,000	—	20,187	1,130	37,700	512,931	633,135
A. Hwang	87,163	10,000	—	—	1,938	37,700	449,353	586,154
D. Lankler	76,755	6,025	—	1,040	1,283	37,700	361,563	484,366
J. Young	42,490	7,500	—	4,228	1,226	37,700	383,871	477,015

[i]   Due to heightened security risks including threats made against our executives, where deemed appropriate, additional security protection, pursuant to an independent security study, and the advice of other security experts, has been provided to certain executives, including some of our NEOs.

[ii] Represents the value of incidental items provided in connection with attendance at a Pfizer business meeting.

[iii] Under the Savings Plan (up to IRC limits) and Supplemental Savings Plan, our NEOs, consistent with all other participants, are eligible for matching contributions of up to 4.5% of their eligible pay (base salary and bonus) and a retirement savings contribution of 5% to 9% (based on age and service) of eligible pay.

[6] Dr. Bourla became Chairman and Chief Executive Officer, effective January 1, 2020.

[7] Effective January 1, 2022, Mr. D'Amelio's title became Chief Financial Officer, Executive Vice President.

[8] Ms. Hwang was not an NEO in 2019.

[9] Mr. Lankler was not an NEO in 2019 and 2020.

[10] Mr. Young ceased serving as an executive officer on December 15, 2021.

2021 Grants of Plan-Based Awards Table

This table provides additional information about non-equity incentive awards and long-term equity incentive awards granted to our NEOs during 2021. The long-term incentive awards were made under the 2019 Stock Plan and are described in the CD&A section "*Elements of Our Executive Compensation Program.*"

Name (A)	Grant Date (B)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)(I)	All Other TSRU Awards: Number of Securities Underlying TSRUs[3][4] (#)(J)	Exercise or Base Price of TSRU Awards ($/Sh)(K)	Grant Date Fair Value of Stock and TSRU Awards[4] ($)(L)
		Threshold ($)(C)	Target ($)(D)	Maximum ($)(E)	Threshold (#)(F)	Target[3] (#)(G)	Maximum (#)(H)				
A. Bourla		0	3,203,550	8,008,875							
	2/25/2021								491,626	33.82	3,524,958
	2/25/2021								424,782	33.82	3,525,691
	2/25/2021				0	182,756	365,512				6,180,808
F. D'Amelio		0	1,300,000	3,250,000							
	2/25/2021								210,697	33.82	1,510,697
	2/25/2021								182,050	33.82	1,511,015
	2/25/2021				0	83,982	167,964				2,840,271
M. Dolsten[5]		0	1,300,000	3,250,000							
	2/25/2021								210,697	33.82	1,510,697
	2/25/2021								182,050	33.82	1,511,015
	2/25/2021				0	74,849	149,698				2,531,393
A. Hwang		0	1,193,900	2,984,750							
	2/25/2021								158,023	33.82	1,133,025
	2/25/2021								136,537	33.82	1,133,257
	2/25/2021				0	58,421	116,842				1,975,798
D. Lankler		0	974,160	2,435,400							
	2/25/2021								122,907	33.82	881,243
	2/25/2021								106,195	33.82	881,419
	2/25/2021				0	46,954	93,908				1,587,984
J. Young		0	1,193,900	2,984,750							
	2/25/2021								140,465	33.82	1,007,134
	2/25/2021								121,366	33.82	1,007,338
	2/25/2021				0	55,989	111,978				1,893,548

[1] Amounts are the threshold, target and maximum annual incentive award payout for the January 1, 2021 - December 31, 2021 performance period. The actual 2021 payout is reported in the "*Summary Compensation Table*" in the "Non-Equity Incentive Plan Compensation" column.

[2] Amounts are the threshold, target and maximum share payouts under our PSAs. The "target" represents one-third of each of the 2019, 2020 and 2021 PSA grants (as noted earlier in this Proxy Statement). There is no payment for below threshold performance so the amount is zero. See "*SCT footnote 1*" for further information on the full value of the 2021 PSA grant.

[3] Long-term incentive grant values were converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted using the closing stock price of $34.26 on February 22, 2021; the 5-Year and 7-Year TSRU values using $7.12 and $8.24, respectively, the estimated values using the Monte Carlo Simulation model as of February 22, 2021. PSAs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively.

[4] Represent the award values as of the grant date (GAAP and as required under Regulation S-K). The values for the PSAs, 5-Year and 7-Year TSRUs are shown at the respective grant date fair values of $33.82, $7.17 and $8.30, respectively as of February 25, 2021, in accordance with ASC Topic 718. The performance-based conditions that apply are discussed in the "*Performance Share Awards*" section detailed earlier in this Proxy Statement.

[5] Dr. Dolsten's February 25, 2021 annual grant includes 65,458 TSRUs and 14,594 PSAs which are not eligible for retirement treatment.

2021 Outstanding Equity Awards at Fiscal Year-End Table

The following table details the outstanding equity awards held by our NEOs as of December 31, 2021.

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
A. Bourla	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018			285,161			30.17	2/22/2023				
	2/22/2018			238,399			30.17	2/22/2025				
	2/28/2019				379,995		38.71	2/28/2024				
	2/28/2019				320,231		38.71	2/28/2026				
	2/27/2020				582,823		31.31	2/27/2025				
	2/27/2020				499,353		31.31	2/27/2027				
	2/25/2021				491,626		33.82	2/25/2026				
	2/25/2021				424,782		33.82	2/25/2028				
	12/17/2021 [3]								123,056	7,266,421		
	1/1/2019– 12/31/2021										146,602	8,656,867
	1/1/2020– 12/31/2022										197,344	11,653,169
	1/1/2021– 12/31/2023										204,320	12,065,096
F. D'Amelio	2/26/2015			127,160			25.60	2/26/2022				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018			152,085			30.17	2/22/2023				
	2/22/2018			127,146			30.17	2/22/2025				
	2/28/2019 [4]				189,998		38.71	2/28/2024				
	2/28/2019 [4]				160,116		38.71	2/28/2026				
	2/27/2020 [4]				268,996		31.31	2/27/2025				
	2/27/2020 [4]				230,471		31.31	2/27/2027				
	2/25/2021 [4]				210,697		33.82	2/25/2026				
	2/25/2021 [4]				182,050		33.82	2/25/2028				
	1/1/2019– 12/31/2021 [4]										73,301	4,328,434
	1/1/2020– 12/31/2022 [4]										91,082	5,378,376
	1/1/2021– 12/31/2023 [4]										87,565	5,170,713

		Option/TSRU Awards[2]							Stock Awards[2]			
Name (A)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
M. Dolsten	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018			127,146			30.17	2/22/2025				
	2/28/2019				158,331		38.71	2/28/2024				
	2/28/2019				133,430		38.71	2/28/2026				
	2/27/2020				224,163		31.31	2/27/2025				
	2/27/2020				192,059		31.31	2/27/2027				
	2/25/2021 [4]				210,697		33.82	2/25/2026				
	2/25/2021 [4]				182,050		33.82	2/25/2028				
	11/11/2021 [3]								199,548	11,783,304		
	12/17/2021 [3]								71,187	4,203,567		
	1/1/2019– 12/31/2021										61,085	3,607,049
	1/1/2020– 12/31/2022										75,901	4,481,959
	1/1/2021– 12/31/2023 [4]										87,565	5,170,713
A. Hwang	2/26/2015			12,716			25.60	2/26/2022				
	2/25/2016			20,273			22.89	2/25/2023				
	2/23/2017			21,359			27.34	2/23/2022				
	2/23/2017			17,732			27.34	2/23/2024				
	2/22/2018			57,032			30.17	2/22/2023				
	2/22/2018			47,680			30.17	2/22/2025				
	2/28/2019				126,665		38.71	2/28/2024				
	2/28/2019				106,743		38.71	2/28/2026				
	2/27/2020				179,330		31.31	2/27/2025				
	2/27/2020				153,647		31.31	2/27/2027				
	2/25/2021				158,023		33.82	2/25/2026				
	2/25/2021				136,537		33.82	2/25/2028				
	1/1/2019– 12/31/2021										48,867	2,885,602
	1/1/2020– 12/31/2022										60,722	3,585,605
	1/1/2021– 12/31/2023										65,674	3,878,050
D. Lankler	2/26/2015			77,709			25.60	2/26/2022				
	2/25/2016			89,204			22.89	2/25/2023				
	2/23/2017			115,342			27.34	2/23/2022				
	2/23/2017			95,755			27.34	2/23/2024				
	2/22/2018			102,658			30.17	2/22/2023				
	2/22/2018			85,824			30.17	2/22/2025				
	2/28/2019				94,998		38.71	2/28/2024				
	2/28/2019				80,058		38.71	2/28/2026				
	2/27/2020				156,914		31.31	2/27/2025				
	2/27/2020				134,441		31.31	2/27/2027				
	2/25/2021				122,907		33.82	2/25/2026				

		Option/TSRU Awards[2]							Stock Awards[2]			
Name (A)	Grant Date/Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/TSRU Exercise Price ($)(E)	Option/TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
D. Lankler (cont)	2/25/2021			106,195			33.82	2/25/2028				
	1/1/2019– 12/31/2021										36,651	2,164,217
	1/1/2020– 12/31/2022										53,131	3,137,396
	1/1/2021– 12/31/2023										51,080	3,016,274
J. Young	2/26/2015			127,160			25.60	2/26/2022				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	12/29/2017 [5]			361,099			30.31	12/29/2022				
	2/22/2018			152,085			30.17	2/22/2023				
	2/22/2018			127,146			30.17	2/22/2025				
	2/28/2019				126,665		38.71	2/28/2024				
	2/28/2019				106,743		38.71	2/28/2026				
	2/27/2020				179,330		31.31	2/27/2025				
	2/27/2020				153,647		31.31	2/27/2027				
	2/25/2021				140,465		33.82	2/25/2026				
	2/25/2021				121,366		33.82	2/25/2028				
	1/1/2019– 12/31/2021										48,867	2,885,602
	1/1/2020– 12/31/2022										60,722	3,585,605
	1/1/2021– 12/31/2023										58,377	3,447,162

[1] Subject to rounding. We have included a column showing the grant dates of TSRUs, Performance Total Shareholder Return Units (PTSRUs), Profit Units (PTUs) and the associated performance periods for the PSAs. The PSAs shown represent the full grant for the applicable grant date (irrespective of when the goals are set). Under the terms of the vested TSRUs, retirement eligible colleagues may "exercise" their vested TSRUs and convert them to PTUs which are settled on the settlement date of the underlying TSRUs.

[2] All TSRUs vest on the third anniversary of grant and are settled on the 5th or 7th anniversary of grant, as applicable.

[3] Dr. Bourla exercised the following TSRUs and received the following resulting PTUs:

Exercise Date	TSRUs Exercised	TSRUs	PTUs	Distribution Date
12/17/2021	2/26/2015 - 7YR	77,709	42,976	2/26/2022
12/17/2021	2/23/2017 - 5YR	153,789	80,080	2/23/2022
	Total:		**123,056**	

Dr. Dolsten exercised the following TSRUs and received the following resulting PTUs:

Exercise Date	TSRUs Exercised	TSRUs	PTUs	Distribution Date
11/11/2021	2/26/2015 - 7YR	127,160	58,572	2/26/2022
11/11/2021	2/25/2016 - 7YR	145,970	76,135	2/25/2023
11/11/2021	2/23/2017 - 5YR	153,789	64,841	2/23/2022
12/17/2021	2/22/2018 - 5YR	152,085	71,187	2/22/2023
	Total:		**270,735**	

(4) Mr. D'Amelio's annual grants (detailed below) include the following awards (subject to rounding):

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/28/2019	31,667	26,686	12,217
2/27/2020	44,832	38,412	15,181
2/25/2021	35,116	30,342	14,594

The 2019 awards vested on the third anniversary of grant. The 2020 awards are only eligible for retirement treatment if he retires on or after the second anniversary of grant and vest on the third anniversary of grant. The 2021 awards are only eligible for retirement treatment if he retires on or after the first anniversary of grant and vest on the third anniversary of grant.

Dr. Dolsten's annual grant (detailed below) includes the following award (subject to rounding):

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/25/2021	35,116	30,342	14,594

These awards are not eligible for retirement treatment and vest on the third anniversary of grant.

(5) Mr. Young received a special equity award of PTSRUs on December 29, 2017. As the performance and service conditions have been met, these PTSRUs are vested and will settle on December 29, 2022. Mr. Young also received a grant of restricted stock units (RSUs) on December 29, 2017, which has vested and settled.

2021 Option/TSRU Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on TSRU award settlements and unit award vesting that occurred during 2021. Note: the "exercises" of the TSRUs listed above are not reported in the table below until the PTUs are distributed on the original TSRU settlement date.

Name	TSRU Awards			Option Awards		Restricted Stock/Restricted Stock Units			Performance Shares 2018-2020 Paid February 2021[1]		
	Number of Shares Acquired on Exercise (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
A. Bourla	77,362	37,885	2,609,871	—	—	—	—	—	129,764	—	4,379,548
F. D'Amelio	113,541	55,602	3,821,505	—	—	—	—	—	69,207	—	2,335,748
M. Dolsten[3]	—	—	—	—	—	120,993	52,112	3,763,418	69,207	—	2,335,748
A. Hwang	11,622	5,692	391,858	—	—	—	—	—	25,953	—	875,927
D. Lankler	54,951	26,910	1,851,947	—	—	—	—	—	46,716	—	1,576,651
J. Young[4]	104,990	51,415	3,535,122	—	—	22,497	11,953	1,295,391	69,207	—	2,335,748

[1] Represents PSAs earned over the 2018-2020 performance period which were denominated in shares and then converted and paid in cash based on the fair market value of $33.75 per share on February 24, 2021.

[2] Represents TSRUs, which were granted on: (i) February 27, 2014, and settled on February 27, 2021, using the settlement price (20-day average) of $34.64 and a fair market value of $33.49, and (ii) February 25, 2016, and settled on February 25, 2021, using the settlement price of $34.76 and a fair market value of $33.82.

[3] The amounts reported in the RSUs column represent the payment of PTUs from the exercises on March 1, 2019 of Dr. Dolsten's TSRUs granted on February 27, 2014 and February 25, 2016 that settled on February 27, 2021 and February 25, 2021, respectively. The fair market value for the PTUs were $33.49 and $33.82 for the February 27, 2014 and February 25, 2016 grants, respectively.

[4] Mr. Young's RSUs represent the final one-third of the RSU award granted on December 29, 2017, which vested and was distributed on December 29, 2021 at a fair market value of $57.58.

Retirement Benefits

The following shows the present value of accumulated benefits payable to each of our NEOs (other than Mr. Young who is not a participant, see footnote below) under the Pfizer Consolidated Pension Plan (the Pension Plan or the PCPP). The Pension Plan and Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees (the Supplemental Pension Plan) were closed to new participants effective January 1, 2011 and were frozen for future accruals and eligible salary on December 31, 2017.

2021 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2021 ($)	Lump Sum Value ($)
A. Bourla[2]	Pension Plan	24	100,000	1,291,976	0	80,667	1,460,670
	Supplemental Plan		808,408	10,296,762	0	652,116	11,777,032
F. D'Amelio	Pension Plan	10	42,678	627,992	0	40,971	671,428
	Supplemental Plan[3]		788,714	11,496,103	0	757,165	12,408,239
M. Dolsten[4]	Pension Plan	9	41,404	634,637	0	38,796	709,103
	Supplemental Plan		431,209	6,475,796	0	404,085	7,185,912
A. Hwang	Pension Plan	21	86,987	1,014,636	0	55,962	1,104,875
	Supplemental Plan		142,914	1,644,961	0	91,941	1,815,235
D. Lankler[5]	Pension Plan	18	64,207	912,593	0	45,971	933,012
	Supplemental Plan		237,457	3,269,506	0	166,443	3,335,485
J. Young[6]	U.K. Pension Plan	23	539,944	10,261,520	0	0	0
	U.K. Supplemental Plan	1	21,175	486,072	0	0	0

[1] Based on the December 31, 2021 assumptions used in determining our financial statement disclosure. See the "*Summary Compensation Table*" footnote, for the assumptions used.

[2] The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 GRD in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, benefits were converted from Greek drachma (GRD) to United States dollars (USD) using exchange rates as of December 31, 2020 and December 31, 2021, respectively.

[3] Reflects additional six years of service benefit accrual that were provided under the terms of Mr. D'Amelio's employment in 2007 with a value of $305,409 included in the Supplemental Pension Plan Age 65 Single-Life Annuity Payment and $4,451,574 in the Supplemental Pension Plan Present Value of Accumulated Benefit.

[4] The retirement benefits for Dr. Dolsten attributable to service prior to 2012 are based on the provisions of the Wyeth Sub-Plan formula and the Wyeth Supplemental Executive Retirement Plan formula.

[5] The retirement benefits for Mr. Lankler attributable to service prior to 2012 are based on the provisions of the Warner-Lambert Sub-Plan formula and the Warner-Lambert Company Supplemental Pension Income Plan formula.

[6] Mr. Young does not participate in the Pension Plan or the Supplemental Plan noted above as he transferred from the U.K. to the U.S. in August 2012 and these plans were closed to new entrants at that time. The amounts in the table reflect benefits accrued during his participation in the U.K. Plans plus legally required U.K. pension consumer price index increases. The amounts reported represent the present value of the accrued benefits, payable at age 65. Due to changes in the U.K. pension laws, Mr. Young ceased participation in the U.K. Pension Plan and commenced participation in the U.K. Supplemental Plan on April 1, 2011. The benefits were converted from British Pounds (GBP) to USD using exchange rates as of December 31, 2020 and December 31, 2021, respectively. In addition, Mr. Young is eligible for survivor benefits for his U.K. pension that, in the event of his death while in active service, would provide his spouse with 50% of his accrued U.K. benefit, consistent with survivor benefits provided to all other active U.K. colleagues in the U.K. Pension Plan.

The PCPP retains both the Pfizer and legacy company pension formulas, including: the Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan), the Warner-Lambert Retirement Plan (the Warner-Lambert Sub-Plan) and the Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan) formulas. Included are benefits earned under the related Supplemental Pension Plan, which includes both the Pfizer and legacy company pension formulas including: the Wyeth Supplemental Executive Retirement Plan and the Warner-Lambert Company Supplemental Pension Income Plan (collectively, the Supplemental Plans). Pension benefits for all eligible U.S.-based colleagues, including the eligible NEOs, were provided under the Pension Plan and Supplemental Plan formulas.

For the purpose of computing the "Lump Sum Value" shown in the table (above), interest rates as of January 1, 2022 are 0.70% for annuity payments expected to be made during the first 5 years, 2.55% for payments after 5 and up to 20 years, and 3.06% for payments made after 20 years. For the portion of the Wyeth formula benefit accrued prior to January 1, 2012, the lump sum assumption as of January 1, 2022 is based on the Unisex 1994 Group Annuity Mortality table blended 50% Male and 50% Female, and an interest rate of 0%, which is based on PBGC rates derived from the 12-year spot rates from the full yield curve developed for purposes of calculating lump sums under IRC Section 417(e).

We have presented additional information in the table in lieu of a sub-table and to enhance the narrative that follows the table. We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the table above. This column represents the amount payable upon attaining age 65, assuming termination of employment on December 31, 2021, except for Mr. Lankler whose Warner-Lambert Sub-Plan benefits were determined as of age 62 (the earliest unreduced retirement age under the Warner-Lambert Sub-Plan).

The immediately payable pension benefit and the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan are also listed in the table above. For Mr. Lankler, the benefit earned prior to 2012 is not payable as a lump sum, and thus the lump sums shown for this portion of his benefit are illustrative. The lump sum values for Mr. Lankler's benefits based on the Warner-Lambert Sub-Plan formula are the present values of the 50% joint and survivor annuity.

The Pension Plan and Supplemental Pension Plan Summary

The Pension Plan is a frozen, funded, tax-qualified, defined benefit pension plan and the Supplemental Pension Plan is a frozen, unfunded, non-qualified excess benefit plan both of which provide benefits to certain colleagues, including all of the NEOs, other than Mr. Young. The following table summarizes the terms of both pension plans, including the legacy plan benefits for our NEOs.

Pfizer's Pension Plan[1]

Name	All NEOs (other than J. Young)	Legacy Plan Benefits[2]		
		M. Dolsten	**D. Lankler**	**J. Young**
Time Frame	Frozen on December 31, 2017	Pension benefits earned prior to January 2012	Pension benefits earned prior to January 2012	Pension benefits earned prior to August 2012
Plans	Pension Plan - Pfizer Sub-Plan/ Pfizer Supplemental Pension Plan	Wyeth Sub-Plan/ Supplemental Plans	Warner-Lambert Sub-Plan/ Supplemental Plans	U.K. Pension Plan/ U.K. Supplemental Plan
Pension Earnings	Highest five-calendar years' average of salary and annual bonus[1] earned for the year (as of December 31, 2017). Earnings up to the tax code limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan	Highest five-years' average of the last 10 years of salary and annual bonus paid during the year (as of December 31, 2017)	Annual salary as of January 1st of the year and bonus paid during the year (through December 31, 2011)	Basic salary
Formula	Pfizer formula: Greater of (1.4% of Pension Earnings) x (years of service); or (1.75% of Pension Earnings – 1.5% primary social security benefit) x (years of service) (as of December 31, 2017; capped at 35 years)	(2% of Pension Earnings – 1/60th of annual primary social security benefit as of December 31, 2017) x (years of service) (as of December 31, 2011, capped at 30)	(1.5% of Pension Earnings) + (Monthly flat dollar benefit per year of service) (through December 31, 2011)	After 2010: (1.75% of Pension Earnings) x (years of service) Prior to 2011: (2.22% of Pension Earnings) x (years of service)
Form of Payment	Annuity or Lump sum	Annuity or Lump sum	Annuity	Annuity

[1] Bonuses other than the annual short-term incentive are not included in Pension Earnings.
[2] Dr. Bourla's prior pension benefit from 1993 to 1999 accrued under the government sponsored Greek TSAY (Greece Fund for Health Professionals), which is not a Pfizer sponsored program and as such is not listed.

GENERAL

Contributions to the Pension Plan are made entirely by Pfizer and are paid into a tax-exempt trust from which benefits are paid. Under qualified pension plans, such as the frozen Pension Plan, annual earnings that may be considered in calculating benefits and the maximum annual pension benefit are limited by the IRC. The frozen Supplemental Plan (non-qualified plan), provides, out of Pfizer's general assets, benefits which are substantially equal to the difference between the benefits which would have been paid in the absence of these IRC limits and the amount that may be paid under the Pension Plan. The Supplemental Plans are unfunded; however, in certain circumstances Pfizer or a predecessor company established and funded trusts to provide for obligations under the Supplemental Plans.

EARLY RETIREMENT PROVISIONS

Under the Pfizer Sub-Plan and Pfizer Supplemental Plan, the normal retirement age is 65. Colleagues may begin benefits earlier, subject to the following provisions:

- If a colleague terminates employment with an age and years of service combination equal to or greater than 90, the colleague is entitled to receive an unreduced early payment of either an annuity or an equivalent lump sum.
- If a colleague retires on or after age 55 with 10 or more years of service, the colleague may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year for each year (prorated for partial years) between benefit commencement and age 65.

If a colleague with a vested benefit does not satisfy any of the above criteria, the colleague may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, certain exclusions apply.

2021 Non-Qualified Deferred Compensation Table[1]

This table summarizes activity during 2021 and account balances in our various non-qualified savings and deferred compensation plans for our NEOs. The PSSP and DCP plans permit the executives to defer eligible earnings on a pre-tax basis. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to employee deferrals of previously earned compensation and the earnings on amounts in the plans. In addition to employee deferrals, the PSSP has two types of company contributions: company matching contributions and the RSC, described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation, related company matching contributions based on the executive's contributions and the RSC that otherwise could have been deferred under the related tax-qualified PSP but for the application of certain IRC limitations. In addition, the PSSP accepts transfers of Post-2004 Supplemental Pension Plan benefits into the plan which are treated as re-deferrals as required by IRC Section 409A.

Name	Plan[2]	Executive Contributions in 2021 ($)	Pfizer Contributions in 2021 ($)[3]	Aggregate Earnings in 2021 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2021 ($)[4]
A. Bourla	PSSP	482,251	954,705	2,859,812	—	11,028,369
	Deferred PSA	—	—	5,920,757	—	14,939,392
	Deferred RSU	—	—	1,432,488	—	3,587,502
	Total:	**482,251**	**954,705**	**10,213,057**	**—**	**29,555,263**
F. D'Amelio	PSSP	225,075	507,869	1,218,835	—	9,546,490
	Total:	**225,075**	**507,869**	**1,218,835**	**—**	**9,546,490**
M. Dolsten	PSSP	227,325	512,931	597,368	—	5,069,432
	Deferred RSU	310,299	—	5,279,884	—	21,945,994
	Total:	**537,624**	**512,931**	**5,877,252**	**—**	**27,015,426**
A. Hwang	PSSP	199,068	449,353	636,175	—	2,333,343
	Deferred PSA	—	—	82,763	—	208,828
	Total:	**199,068**	**449,353**	**718,938**	**—**	**2,542,171**
D. Lankler	PSSP	160,050	361,563	1,303,342	—	5,878,324
	Total:	**160,050**	**361,563**	**1,303,342**	**—**	**5,878,324**
J. Young	PSSP	226,620	383,871	1,738,343	—	7,407,359
	Deferred RSU	—	—	1,935,816	—	4,870,530
	Total:	**226,620**	**383,871**	**3,674,159**	**—**	**12,277,889**

[1] Contribution amounts in this table have been reflected in the "*Summary Compensation Table*" and prior years' summary compensation tables, as applicable (based on the year contributions were earned). Aggregate earnings are not reflected in the "*Summary Compensation Table*" and were not reflected in prior years' summary compensation tables.

[2] The PSSP contributions were based on the executive's deferral election and the salary shown in the "*Summary Compensation Table*," as well as annual incentive awards paid in 2021, previously reported in 2020. For Dr. Dolsten, the reported PSSP values include legacy Wyeth Supplemental Employee Savings Plan (Wyeth SESP) earnings and balances that he participated in prior to 2012. The Wyeth SESP is an unfunded, non-qualified supplemental savings plan. A rabbi trust was established to meet all or a portion of our obligations under the Wyeth SESP.

[3] Represents PSSP company matching contributions and RSC earned in 2021 and reported in the "*Summary Compensation Table*" under the "All Other Compensation" column.

[4] Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' account balances, including employee contributions, company matching contributions/RSC, withdrawals and investment earnings thereon as of December 31, 2021. The amounts reported do not include the fourth quarter 2021 matching contributions or the RSC earned in 2021 because they were credited in early 2022; such amounts are included under the "Pfizer Contributions in 2021" column and in the "*Summary Compensation Table*" under the "All Other Compensation" column (based on the year contributions were earned).

Pfizer Savings Plans

GENERAL

The company provides the PSP and the PSSP to U.S.-based colleagues who meet the eligibility requirements. Employer matching contributions and RSC amounts, if applicable, are reflected in the "All Other Compensation" column of the "*Summary Compensation Table*" or prior years' summary compensation tables, as applicable. Note that investment earnings have not been included in the "*Summary Compensation Table.*"

SAVINGS PLAN

The PSP is a tax-qualified retirement savings plan into which participating colleagues may contribute a percentage of their salary and bonus (regular earnings).

EMPLOYEE DEFERRALS AND COMPANY MATCHING CONTRIBUTIONS

Participants	Employee Contributions	Company Matching Contributions	Timing	Tax Law Restrictions
All NEOs	Up to 30% of "regular earnings" on a pre-tax basis, Roth 401(k) basis and/or after-tax basis subject to IRC earnings cap of $290,000.	Matching contributions are equal to 100% of the first 3% of "regular earnings" contributed and 50% of the next 3% of "regular earnings" contributed.	Immediately vested; matching contributions made shortly after the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability.	"Annual Additions"* limited to $58,000 (or $64,500 for eligible participants age 50 and over). Elective annual deferrals (pre-tax/ Roth basis) limited to $19,500 (or $26,000 for eligible participants age 50 and over).

* Includes matching contributions, RSC, pre-tax contributions, Roth 401(k) contributions and after-tax contributions.

RETIREMENT SAVINGS CONTRIBUTION

Participants	Company Contributions	Timing	Form of Payment
All NEOs	Age- and service-weighted annual company contribution from 5% to 9% of "regular earnings" which is vested after three years of service.	Made early in the following year but only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability.	Savings Plan balances (employee deferrals, matching contributions and the RSC) may be distributed as a lump sum or in partial payments.

SUPPLEMENTAL SAVINGS PLAN

The PSSP provides employees the opportunity to make contributions and receive the crediting of company contributions equal to the difference between the amount that would have been allocated to an employee's account, if the IRC limits described above under "Savings Plan — Employee Contributions" and "Savings Plan — Tax Law Restrictions" columns did not exist and the amount was actually allocated under the PSP.

Participants	Employee Contributions	Company Contributions	Timing	Form of Payment
All NEOs	May contribute up to 30% of "regular earnings" on a pre-tax basis.	Matching contributions and RSC: Same as PSP above.	Same as PSP above.	Lump sum (default) or in 2 to 20 annual installments (as elected) following termination from service.

Estimated Benefits upon Termination Table

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan under various termination scenarios as of December 31, 2021, based upon the closing price of our common stock on that date.

Name	Severance[1] (A)($)	Other[2] (B)($)	Termination Without Cause		Termination on Change in Control		Death or Disability
			Long-Term Award Payouts[3][4] (C)($)	Total (A+B+C)($)	Long-Term Award Payouts[4][5] (D)($)	Total (A+B+D)($)	Long-Term Award Payouts[4][5] ($)
A. Bourla	9,147,007	26,047	103,605,347	112,778,401	103,605,347	112,778,401	103,605,347
F. D'Amelio	3,046,154	17,714	46,150,346	49,214,214	47,545,188	50,609,056	47,545,188
M. Dolsten	2,790,000	26,358	40,351,849	43,168,207	42,210,876	45,027,234	42,210,876
A. Hwang	3,962,144	26,047	32,991,711	36,979,902	32,991,711	36,979,902	32,991,711
D. Lankler	3,166,320	26,074	26,735,114	29,927,508	26,735,114	29,927,508	26,735,114
J. Young	5,051,800	25,392	31,696,777	36,773,969	31,696,777	36,773,969	31,696,777

[1] Severance equal to the greater of: (a) one year's pay (base salary and target bonus) or (b) 13 weeks' pay plus 3 weeks' pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. Under the GPP, the individual would receive, in addition to the severance payment, a pro-rata bonus for the year of termination provided applicable performance targets are achieved.

[2] The company's cost of 12 months of active employee medical, dental and life insurance coverage. The amounts vary based on the coverages selected.

[3] The value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2021 upon a termination without cause.

For retirement eligible participants (all NEOs), all unvested awards (excluding off-cycle awards and 2021 Annual LTI) that are held for at least one year will continue to vest and be distributed according to the original terms of the award. All awards held less than one year will be prorated, excluding the 2021 Annual LTI award which will continue to vest and settle according to the original terms. TSRUs and PSAs will settle on the original settlement date.

[4] Excludes the value of the vested equity awards and the value of PTSRUs for Mr. Young, as of December 31, 2021 ($10,942,804). The PTSRUs will settle on December 29, 2022, the original settlement date.

[5] These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2021 upon a termination due to death or disability, or termination upon a change in control. For awards granted in 2016 and later, in all cases other than death for which the awards vest and settle, the awards will continue to vest and will be settled on the original settlement date. For Mr. Young, the PTSRUs will settle on the original settlement date, but will settle immediately upon death.

Potential Payments upon Disability, Death, Retirement or Change in Control

The NEOs are eligible for the following potential payments upon disability, death, retirement or a change in control (subject to the plan provisions):

Disability	
Benefits Program	• Company-paid long-term disability benefits equal to 50%, 60% or 70% of pay (salary and bonus), if the employee purchases the additional coverage. Covered pay maximum $500,000.
	• Health and life insurance benefits for 24 months for those who are approved to receive long-term disability benefits due to an injury or illness.
	• Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated due to disability (after short-term disability ends).
Long-Term Incentive Program	• Vested TSRUs/PTUs/PTSRUs will settle on the original settlement date.
	• Unvested TSRUs will continue to vest and settle on the original settlement date.
	• PSAs will continue to vest and settle based on the actual performance at the end of the performance period.
Death	
Benefits Program	• Life insurance death benefits of one times pay (salary plus bonus) with a maximum death benefit of $2.0 million.
	• Additional death benefits of up to eight times pay (salary plus bonus), if the executive purchased additional coverage with a maximum supplemental death benefit of $4.0 million.
	• Upon the death of an employee, pension and savings plan benefits and deferred compensation are payable in accordance with the plans and the executive's prior elections (if any). Additionally, health insurance coverage continues for family members at no cost for three months and afterwards either COBRA or retiree medical coverage (if eligible) is available.
Long-Term Incentive Program	• Vested TSRUs/PTUs/PTSRUs are immediately settled.
	• Unvested TSRUs will vest and are immediately settled.
	• PSAs immediately vest and are paid out at target.
Retirement	
Benefits Program	• See "*Pension and Savings Plans*" and "*Retiree Healthcare Benefits*" for further information on health care, pension and savings plan benefits under Pfizer's plans.
Long-Term Incentive Program	If a participant retires after attaining either age 62 with 5 years of continuous and uninterrupted service (for annual grants starting in 2022) or 55 with 10 years of continuous and uninterrupted service, both measured from the most recent hire date or after attaining age and years of service totaling 90 or more (starting in 2020) after the first anniversary of the grant date:
	• RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting schedule.
	◦ Off-cycle grants are typically forfeited.
	• Unvested TSRUs continue to vest and will be settled on the original settlement date.
	• PSAs will continue to vest and will be settled based on the actual performance at the end of the performance period.
	• Vested TSRUs/PTSRUs/PTUs will be settled on the original settlement date.
	Generally, if retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited.
	Based on age and years of service, all active NEOs are currently eligible for retirement treatment and had long-term incentive awards with a value of $67,347,080 for Dr. Bourla, $26,671,642 for Mr. D'Amelio, $26,671,642 for Dr. Dolsten, $21,337,277 for Ms. Hwang, $17,670,548 for Mr. Lankler and $21,337,277 for Mr. Young as of December 31, 2021 had they retired on that date. These amounts do not include $32,956,161 for Dr. Bourla, $27,820,846 for Mr. D'Amelio, $24,104,350 for Dr. Dolsten, $5,697,592 for Ms. Hwang, $18,845,201 for Mr. Lankler and $38,763,650 for Mr. Young representing the current value of their vested but unsettled TSRUs and PTSRUs (and PTUs, as applicable) as of December 31, 2021. The actual amount received by these NEOs for their long-term incentive awards will be determined on the settlement date (in respect of TSRUs, PTUs and PSAs) based on the values at the respective time and is not tied to retirement or other separation from service.
Change in Control	
Long-Term Incentive Program	If a participant's employment is terminated other than for cause within 24 months following a change in control:
	• Vested TSRUs/PTUs will immediately settle for those granted prior to 2016. The TSRUs/PTUs/PTSRUs granted in 2016 and later will settle on the original settlement date.
	• Unvested TSRUs will continue to vest and settle on the original settlement date.
	• PSAs will continue to vest and are settled based on the actual performance at the end of the performance period.

CEO Pay Ratio

The 2021 annual total compensation for Dr. Bourla was 262 times the annual total compensation of the median-paid employee as follows:

Annual Total Compensation

Albert Bourla:	$24,353,219
Median-Paid Employee	$92,986 [1]
Ratio	262:1

[1] Cash compensation (including overtime pay) of $79,018; equity of $0; change in pension of $0 plus all other compensation of $13,968.

The annual total compensation for purposes of the pay ratio was determined using the requirements for the SCT. Under SEC disclosure rules, the median-paid employee may be identified once every three years if there is no significant impact to the pay ratio disclosure during the year. As there were significant changes in our employee population as a result of the Upjohn/Mylan transaction which closed late in 2020, the employee representing the median-paid employee was newly identified for the 2022 Proxy Statement. The date chosen for selection of the median-paid employee for 2021 was November 1st. The annual total compensation was determined using the requirements for the SCT. As the median-paid employee was located outside of the U.S., the annual total compensation was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2021).

We applied the following steps to identify the median-paid employee for the 2022 Proxy Statement:

(1) Calculated the annual total cash compensation (annual base salary rate + actual incentive bonus paid during the prior 12 months, if applicable) for all employees of the company as of November 1, 2021. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on the foreign exchange rate in effect on the last day of the prior month (October 31, 2021)), and did not make any assumptions or adjustments to the amounts determined.

(2) The median-paid employee is selected by ranking the annual total cash compensation from lowest to highest of all employees (excluding the CEO, but including the other NEOs, full-time and part-time employees and employees on leave). In the event that there are multiple employees with identical median total cash compensation, this subset data is resorted by employee identification numerical order. The median employee from this subset with identical median compensation will be ultimately deemed to be the median-paid employee.

This table provides certain information as of December 31, 2021 with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	322,423,165 [1]	$31.43	315,077,752 [2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	322,423,165	$31.43	315,077,752

[1] This amount includes the following (subject to rounding):

- 44,874,326 shares to be issued upon the exercise of outstanding stock options, of which 24,009,333 were granted from the Pfizer Inc. 2004 Stock Plan, as amended and restated (the 2004 Stock Plan) with a weighted-average exercise price of $27.59, 18,424,905 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $33.25, and 2,440,088 were granted from the Pfizer Inc. 2019 Stock Plan (2019 Stock Plan) with a weighted-average exercise price of $32.84.

- 5,153,817 (maximum) Performance Share Awards (PSAs) to be issued, but not yet earned as of December 31, 2021, of which 1,618,721 were granted under the 2014 Stock Plan and 3,535,096 were granted under the 2019 Stock Plan. The number of shares (to inactive participants) or cash (to active participants) at vesting, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to two measures: Adjusted Net Income over three one-year periods and the relative three-year TSR as compared to the NYSE ARCA Pharmaceutical Index (DRG Index). Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 34,120,558 (maximum) Portfolio Performance Shares (PPSs) to be issued, but not yet earned as of December 31, 2021, of which 18,123,258 were granted from the 2014 Stock Plan and 15,997,300 were granted from the 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to Pfizer's long-term product portfolio during a three or five-year performance period, as applicable, from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 859,076 (maximum) Breakthrough Performance Awards (BPAs) to be issued, but not yet earned as of December 31, 2021 of which all were granted from the 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals, but no earlier than the one-year anniversary of the grant date, related to advancing Pfizer's product pipeline during the performance period. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 25,539,508 shares subject to RSUs of which 6,457,490 were granted under the 2014 Stock Plan and 19,082,018 were granted from the 2019 Stock Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 208,801,721 TSRUs and PTSRUs not yet settled as of December 31,2021. This includes the following shares granted under our stock plans:

Pfizer Stock Plans	Vested TSRUs and PTSRUs	Weighted – Average Grant Price	Non-Vested TSRUs	Weighted – Average Grant Price
2014 Stock Plan	93,655,104	$28.73	32,164,864	$38.71
2019 Stock Plan	548,078	$32.03	82,433,675	$32.33

  The number of shares, if any, to be issued pursuant to outstanding TSRUs and PTSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.

- 3,074,160 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants (under the 2014 Stock Plan).

[2] This amount represents the number of shares available 315,077,752 for issuance pursuant to stock options and awards that could be granted in the future under the 2019 Stock Plan. Under the 2019 Stock Plan, any option, TSRU or PTSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a three-to-one basis.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the MIP Plan), pursuant to which no subsequent awards have been or will be made. As of December 31, 2021, 1,702 Pfizer shares were issuable in settlement of the participants' accounts, which are delivered in lump sums and installments upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

Financial Measures

The following table contains a comparison of 2021 and 2020 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to "*Financial Results for Annual Incentive Purposes*" within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budget exchange rates and, therefore, are different from those utilized in our press releases and Management's Discussion and Analysis in the 2021 Annual Report on Form 10-K.

Financial Measures

(Billions, except per common share data)	2021	2020
GAAP Revenues[1]	$81.3	$41.6
Adjusted for Meridian Medical and Legacy Upjohn revenues included for Annual Incentive Purposes[2]	0.3	8.2
Foreign exchange impact relative to rates in effect for budget purposes	(0.4)	0.2
Exclusion of non-recurring items	—	—
Non-GAAP Revenues for Annual Incentive Purposes	**$81.2**	**$50.0**
GAAP Diluted EPS[1]*	$3.85	$1.63
Purchase accounting for acquisitions—net of tax	0.44	0.44
Acquisition-related items—net of tax	—	—
Discontinued operations – net of tax	0.08	(0.45)
Certain significant items-net of tax	0.05	0.64
Non-GAAP Adjusted Diluted EPS*	$4.42	$2.26
Adjusted for Meridian Medical and Legacy Upjohn EPS included for Annual Incentive Purposes[2]	0.01	0.65
Foreign exchange impact relative to rates in effect for budget purposes	—	0.06
Exclusion of non-recurring items	—	—
Non-GAAP Adjusted Diluted EPS for Annual Incentive Purposes	**$4.43**	**$2.97**

[1]   GAAP Revenues and GAAP Diluted EPS treat Meridian Medical and Upjohn as discontinued operations.
[2]   Revenue and EPS annual incentive targets included contributions from Meridian Medical and Upjohn. Amounts in each year reflect adjustments made for Annual Incentive Purposes to align with assumptions included in the targets.

  *   See the "Non-GAAP Financial Measure: Adjusted Income" section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Pfizer's 2021 Annual Report on Form 10-K. Amounts may not add due to rounding.

Shareholder Proposals

We expect the following proposal (Item 4 on the proxy card) to be presented by shareholders at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 4 – Amending Proxy Access

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who represents that he owns no less than 300 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2022 Annual Meeting:

The Shareholder's Resolution


Proposal 4 - Improve our Catch-22 Proxy Access




Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to combine their shares to equal 3% of our stock owned continuously for 3-years to enable shareholder proxy access.

SUPPORTING STATEMENT

The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. In order to assemble a group of 20 shareholders, who have owned 3% of our stock for an unbroken 3-years, one would reasonably need to start with about 60 activist shareholders who own 9% of Pfizer stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is a daunting process that is also highly susceptible to dropouts.

The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork to management – then management might arbitrarily claim that 10 shareholders do not meet the requirements figuring that shareholders do not want a battle in court and management might convince another 10 shareholders to drop out - leaving 20 shareholders. But the current rule does not allow 40 shareholders to submit their paperwork to management to end up with 20 qualified shareholders.

And 60 shareholders who own 9% of company for an unbroken 3-years might determine that they own 51% of company stock when length of unbroken stock ownership is factored out. Plus, it would be easier to simply call for a special shareholder meeting because 10% of shares can call for a special meeting and there is no 3-year unbroken stock ownership disqualifier.

But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the tedious rules that are 4000-words of legalese restrictions that occupy 25% of our bylaws - because a single shareholder always takes the risk that he will be the 21st shareholder that could be voted off the island after a substantial investment of time by the arbitrary ration of 20 shareholders.

Who would be voted off the island? Would one favor shareholders who own the most stock or shareholders who have the best access to expert proxy access advice or shareholders who could attract the best proxy access candidates or the shareholders who can attract the most votes to the proxy access candidates?

For any group of shareholders who have the horsepower to initiate the current Catch-22 proxy access, calling a special shareholder meeting is a more rational option.


Please vote yes:

Improve Our Catch-22 Proxy Access - Proposal 4


Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal. Our existing proxy access By-law provision already provides shareholders with a meaningful opportunity to nominate directors that is aligned with best practices across the market. The modification requested by the proponent is unnecessary and not in the best interests of the company and our shareholders. A shareholder proposal regarding this topic was voted on at the 2020 Annual Meeting of Shareholders and was rejected by a significant majority of shareholders.

PFIZER'S CURRENT PROXY ACCESS PROVISIONS REFLECT BEST PRACTICE AND RESPONSIVENESS TO SHAREHOLDER FEEDBACK

The Board regularly demonstrates its responsiveness to shareholders' concerns and emerging best practices to maintain its strong corporate governance practices. In 2015, following discussions with various institutional shareholders and during our annual review of corporate governance practices, Pfizer adopted an amendment to the company's By-laws allowing "proxy access" for director nominations. Under the By-law provision, a shareholder or group of up to and including 20 shareholders who own at least 3% of the company's outstanding common stock continuously for three years may nominate candidates representing 20% of the Board, and include those nominees in Pfizer's proxy materials, provided that the shareholders and the nominees satisfy the requirements specified in the By-laws. These features are very common among companies with proxy access By-laws and are generally recognized as market standard and/or best practice by many institutional investors.

Prior to adopting our proxy access By-law, the Board carefully considered various terms concerning ownership thresholds, holding periods, the cap on board seats and aggregation limits among other factors. In addition, it considered shareholder rights in place, which include the annual election of directors, a majority vote standard in uncontested Director elections and special meeting rights, as well as investors' views, our institutional investor profile and other companies' proxy access by-laws.

Based on the Board's assessment of these factors and positive feedback we received from our shareholders when discussing our current proxy access By-law, we continue to believe that our current form of proxy access, including the group aggregation limit of 20 shareholders, reflects best practices and strikes the appropriate balance between enhancing shareholder rights and protecting the interests of our shareholders. The existing limit on the number of shareholders who can aggregate their shares creates a reasonable limitation that will provide an appropriate structure to evaluate the submission of nominees under this right and control the administrative costs for Pfizer.

When a group of shareholders submits a director nominee through the proxy access right, Pfizer is responsible for confirming that each shareholder in the group has met all procedural requirements, and that each shareholder will continue to meet these requirements until the annual meeting. In the absence of a reasonable limitation or no limitation on the number of shareholders in a group, the logistical confirmation process for a potentially large or unlimited number of shareholders could be unreasonably inefficient and likely cost Pfizer significant time and resources, and most importantly, could impede the exercise of proxy rights by other shareholders.

SUMMARY

Pfizer has consistently demonstrated responsiveness to shareholders' views and maintains policies and practices that we believe serve the best interests of the company and our shareholders. The company's existing proxy access By-law strikes the appropriate balance between enhancing shareholder rights and protecting the interests of our shareholders. The modification requested by the proponent is unnecessary and not in the best interests of the company and our shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

We expect the following proposal (Item 5 on the proxy card) to be presented by shareholders at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 5 – Report on Political Expenditures Congruency

National Center for Public Policy Research, 20 F Street NW Suite 700, Washington DC 20001, which represents that it owns at least $2,000 worth of Pfizer common stock, has notified Pfizer that it will present the following proposal at the 2022 Annual Meeting:

The Shareholder's Resolution

RESOLVED: Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political and electioneering expenditures during the preceding year against the company's fundamental purpose and publicly stated company values and policies.

SUPPORTING STATEMENT

The Pfizer Inc. Board's Governance and Sustainability Committee is responsible for "maintain[ing] an informed status on the Company's issues related to public policy, including political spending policies and practices, through ...periodic reports from management; and [for] monitor[ing] emerging issues potentially affecting the reputation of the pharmaceutical industry and the Company." Company policy states that "political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines."

However, Pfizer's politically focused expenditures appear to be misaligned with the company's purpose, values, and interests.

- Pfizer's fundamental purpose and legal duty, as a Delaware business corporation, are to maximize long-term shareholder value by deft development, production, and sale of pharmaceuticals. Yet it has supported many candidates who support government-run single-payer or universal health-care programs that will stifle innovation and resources that support research and development, all while increasing taxes exponentially.[1] This will undermine Pfizer's long-term prospects.

- Pfizer's non-discrimination policy states that "[a]ll workplace decisions are made without regard to personal characteristics protected under applicable laws and Pfizer policy, including race, age, gender, religion, etc. We do not tolerate discrimination, harassment, or retaliation of any kind."[2] Yet it has supported many candidates and advocacy organizations that support legislation and regulation that would force Pfizer and other companies into facial discrimination against white and male employees, while demeaning the talents and responsibility of other employees.

- Pfizer opposes the "use of all forms of forced, bonded, indentured, or compulsory labor," and recognizes that "the risks of modern slavery are particularly likely where our business partners rely upon migrant workers," but it supports many candidates who have failed to support legislation that would end Uyghur forced labor and who fuel the vulnerable migrant worker problem here by opposing sensible border security.[3]

- Pfizer recognizes "the rights to a healthy environment, *life,* health, water and sanitation, and standard of living," but it supports many candidates who oppose even minimal, common-sense pro-life policies to protect society's most vulnerable members.

Proponents believe Pfizer should establish policies and reporting systems that minimize risk to the firm's reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with its fundamental fiduciary purpose and stated policy objectives.

Proponents recommend that the report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. "Expenditures for electioneering communications" means spending, from the corporate treasury and from PACs, directly or through a third party, at any time during the year, which are reasonably interpretable as in support of or opposition to a specific candidate.

---

[1] https://cdn.pfizer.com/pfizercom/investors/corporate/2019-2020_Pfizer_PAC_and_Corporate_Political_Contributions_Report.pdf; https://www.opensecrets.org/political-action-committees-pacs/pfizer-inc/C00016683/candidate-recipients/2020; https://www.congress.gov/bill/116th-congress/house-bill/1384/cosponsors; https://www.hhs.gov/sites/default/files/Reforming-Americas-Healthcare-System-Through-Choice-and-Competition.pdf; https://www.heritage.org/health-care-reform/report/the-real-price-public-health-plan-less-innovation-and-lower-quality; https://bigthink.com/videos/government-regulation-stifles-innovation; https://americansforprosperity.org/government-option-is-the-wrong-approach-to-health-care-at-the-wrong-time/; https://www.rand.org/pubs/research_reports/RR2424.html.
[2] https://cdn.pfizer.com/pfizercom/about/Human-Rights-Policy-Aug-2020.pdf.
[3] https://www.rubio.senate.gov/public/index.cfm/2021/1/rubio-merkley-colleagues-re-introduce-uyghur-forced-labor-prevention-act; https://www.washingtonexaminer.com/opinion/the-new-guard-of-the-democratic-party-absolutely-supports-open-borders; https://www.huffpost.com/entry/decriminalizing-border-crossing-democrats-2020_n_5d15884ee4b03d6116392906.

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal. Pfizer already publicly discloses how its expenditures relating to its participation in the political process – both to trade associations and to candidates and political committees – align with its purpose, values and policies. Therefore, the report requested by the proponent is unnecessary and not in the best interest of the company and our shareholders.

PFIZER PAC AND CORPORATE POLITICAL CONTRIBUTIONS REPORT

The Pfizer PAC and Corporate Political Contributions Report (the Report) is published annually and is available on Pfizer's corporate website. The Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections and certain contributions to trade associations. The Report clearly explains Pfizer's rationale for making such political expenditures, including the company's support for candidates from both political parties who value Pfizer's purpose "to discover, develop and deliver *Breakthroughs that change patients' lives*."

Further, the Report explains how Pfizer's political expenditures align with the company's public policy priorities, including the protection of intellectual property, supporting a patient centric healthcare system that enables access and encourages innovation, protecting patients from detrimental insurance barriers and counterfeit medicines, protecting Medicare Part D and ensuring patients have modern insurance that includes affordable out-of-pocket costs. Pfizer also acknowledges in the Report that politicians have a range of policy views and positions, which collectively can be both related and unrelated to Pfizer's business. To view the Report, see https://www.pfizer.com/about/programs-policies/political-partnerships.

The Pfizer PAC Steering Committee (Steering Committee), which is composed of Pfizer employees from different divisions of the company, reviews and approves all political contribution requests. The decision to contribute to any elected official is made based on ethical, responsible, and just policies that support innovation incentives and patients' access to breakthrough medicines and vaccines. The company's support of a candidate does not imply an endorsement of their position on any social or religious issue.

BOARD OVERSIGHT OF CORPORATE POLITICAL CONTRIBUTIONS

Pursuant to its Charter, the Governance & Sustainability Committee (the Committee) is responsible for maintaining an informed status on the company's issues related to public policy, including political spending policies and practices. The Committee receives periodic reports from management, which includes an overview of the benefits derived from the company's association with certain trade and other organizations and reviews of the company's PAC and Corporate Political Contributions Reports. In addition, the Committee monitors public policy issues that may pose a reputational risk to the company.

TRADE AND INDUSTRY ASSOCIATIONS

Pfizer is a member of several industry and trade groups that represent both the pharmaceutical industry and the business community at large to bring about consensus on broad policy issues that can impact Pfizer's business objectives and ability to serve patients. Our support of these organizations, and any tax-exempt organizations that write and endorse model legislation, is evaluated annually by the company's U.S. Government Relations leaders based on their expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer.

Trade associations represent many members with diverse interests. On our corporate website we state that at times we may not completely share the views of these various industry and trade groups and/or members, but we are able to voice our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups. We monitor where and to what extent our trade associations are misaligned with the company on policy issues. Where possible, we will advocate for the trade association to come into alignment. If and when a trade association's misalignment outweighs the benefits to Pfizer and its stakeholders, we consider whether to reduce our involvement with the organization or end it altogether.

INDUSTRY ASSOCIATIONS – REPORT ON INCONGRUENCIES

In December 2021, in response to shareholders' feedback, Pfizer published a report, "Industry Associations – Report on Incongruencies" outlining the public policy positions of Pfizer and five significant trade associations across six areas of key public policy and ESG significance for Pfizer: Climate Change; Patient Access to Healthcare; Trade; Tax; Diversity, Equity, and Inclusion; and Civic Integrity. The Incongruency Report also compares Pfizer and the trade associations' positions and describes the degree of alignment and areas of misalignment. The Report is available on Pfizer's website. See https://www.pfizer.com/about/programs-policies/political-partnerships.

SUMMARY

Pfizer regularly evaluates its political contribution reporting practices to ensure that they comply with all applicable laws and regulations and meet the needs of all stakeholders. The Board believes Pfizer's robust policies and practices governing our corporate political spending and existing enhanced disclosures address the concerns raised by the proponent. Therefore, the additional disclosures requested by the proponent are unnecessary and not in the best interests of the company and our shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

We expect the following proposal (Item 6 on the proxy card) to be presented by shareholders at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 6 – Report on Transfer of Intellectual Property to Potential COVID-19 Manufacturers

Oxfam America, Inc., 226 Causeway Street, 5th Floor, Boston, MA 02114, which represents that it owns at least $2,000 of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2022 Annual Meeting:

The Shareholder's Resolution

RESOLVED that shareholders of Pfizer ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analyzing the feasibility of promptly transferring intellectual property and technical knowledge ("know-how") to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries, as defined by the World Bank.

SUPPORTING STATEMENT

There is broad agreement that widespread vaccination is critical to achieving herd immunity and preventing the development of more transmissible and even vaccine-resistant variants. Despite that consensus, vaccine administration has been strikingly unequal. As of October 21, 2021, high-income countries have administered 134 doses per 100 residents, while low-income countries have administered only 4 doses per 100 residents.[1] An August 2021 report estimated that vaccine inequity could cost the global economy over $2 trillion and spur "[b]outs of social unrest."[2]

Pfizer touts its philanthropy, including pledging to provide 40 million doses to global vaccine access initiative COVAX at a "not-for-profit" price.[3] Many experts believe, however, that philanthropy alone cannot ensure equitable access; instead, patent-holders must transfer the intellectual property associated with their vaccines, as well as the knowledge necessary to make them, to allow manufacture in low- and middle-income countries. Pressure is intensifying on COVID-19 vaccine makers, including Pfizer, to make such transfers promptly, to address supply shortfalls.[4] More than 140 Nobel laureates' and former heads of state,[5] 110 U.S. Representatives,[6] the European Parliament,[7] and hundreds of civil society groups[8] urged President Biden to support waiving the World Trade Organization's intellectual property rules, countering Pfizer's assertion that intellectual property rights are not a barrier to vaccine access.[9]

Pfizer CEO Albert Bourla argues it would take years to transfer the mRNA vaccine technology to another company.[10] But Lonza began producing Moderna's mRNA vaccine within six months after the planned technology transfer was announced.[11] Suhaib Siddiqi, former Moderna director of chemistry, estimates that many modern factories should be able to start manufacturing mRNA vaccines within a few months if sufficient know-how is transferred.[12] The World Health Organization's mRNA Vaccine Technology Transfer Hub was recently established to facilitate technology transfer, prequalify potential manufacturers, and train personnel.[13]

The agreement Pfizer and BioNTech entered into with Biovac in July 2021 for sterile "fill and finish" of the mRNA vaccine falls short of what's needed to promote vaccine equity. Although doses produced under the agreement will be allocated to African countries, the arrangement does not allow Biovac to develop the expertise required to manufacture the vaccine's active ingredient or to make other mRNA vaccines to ensure adequate supply in future pandemics.[14] Similarly, because construction will not begin on BioNTech's planned Rwandan manufacturing facility until mid-2022, and production capacity will ramp up gradually, it will not ameliorate near-term supply challenges.

1 https://ourworldindata.org/covid-vaccinations (last visited Oct. 22, 2021)
2 https://www.cnbc.com/2021/08/27/vaccine-inequality-could-cost-the-global-economy-trillions-report.html
3 https://www.pfizer.com/news/hot-topics/albert_bourla_on_ensuring_equitable_access_to_covid_19_vaccines
4 https://endpts.com/as-pressure-to-share-technology-mounts-biontech-selects-rwanda-for-latest-vaccine-site/; https://www.nytimes.com/2021/09/22/us/politics/covid-vaccine-moderna-global.html
5 https://www.unaids.org/en/resources/presscentre/featurestories/2021/september/20210914_waive-intellectual-property-rules-for-covid-vaccines
6 https://schakowsky.house.gov/sites/schakowsky.house.gov/files/TRIPS%20Waiver%20Letter_FINAL_May.pdf
7 https://fortune.com/2021/06/10/covid-vaccine-patent-waiver-european-parliament-commission-wto/
8 https://msfaccess.org/letter-civil-society-organisations-us-president-biden-trips-waiver-covid-19-medical-tools
9 E.g., https://endpts.com/pfizer-calls-proposed-ip-waiver-for-covid-vaccines-a-distraction-from-finding-real-solutions-on-access/
10 https://www.ft.com/content/e9e0d3e9-b684-4846-a385-01c9fcfd1457
11 https://jamanetwork.com/journals/jama/fullarticle/2781756
12 https://www.project-syndicate.org/onpoint/big-pharma-blocking-wto-waiver-to-produce-more-covid-vaccines-by-joseph-e-stiglitz-and-lori-wallach-2021-05; https://www.devex.com/news/where-are-we- on-covid-19-after-a-year-of-trips-waiver-negotiations-101795
13 https://www.who.int/news-room/articles-detail/establishment-of-a-covid-19-mrna-vaccine-technology-transfer-hub-to-scale-up-global-manufacturing
14 https://msfaccess.org/covid-19-vaccines-pfizer-biontech-and-biovac-fill-and-finish-deal-step-right-direction-much-more

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal. Pfizer remains committed to helping to ensure broad access for Comirnaty, the Pfizer-BioNTech COVID-19 vaccine. Our equitable COVID-19 access strategy is focused on distribution to populations in low- and middle-income countries. Our existing disclosures, published on our corporate website, already provide detailed and up-to-date information about our progress to combat COVID-19, including our vaccine access and distribution strategies. Please see https://www.pfizer.com/science/coronavirus/vaccine-efforts. Therefore, commissioning the report requested by the proponent is unnecessary and not in the best interest of the company and our shareholders.

Technology Transfers

Vaccine manufacturing is a biological production that is extraordinarily complex under any circumstances, and even more so during a pandemic. Pfizer is a proven, reliable multinational vaccine producer, supplying vaccines that prevent a multitude of diseases and infections to more than 165 countries – even prior to the pandemic. Before Comirnaty was developed, Pfizer manufactured more than 200 million doses of its vaccines annually. Our current internal manufacturing capabilities as well as our expertise on technology transfers and management of Contract Manufacturing Organizations (CMOs) have allowed us to successfully manufacture over three billion doses of Comirnaty in 2021, including one billion doses for low- and middle-income countries.

The steps involved in a technology transfer are extensive and include hundreds of elements, including, but not limited to, on-site development, equipment installation, engineering and process qualification tests, and regulatory approvals. The timeline for technology transfers is dependent on the extent of work needed during the transfer. On average, a fill/finish technology transfer (where product is filled into vials/syringes and packaged for delivery) can take anywhere from 18 months to three years from project kickoff to the qualification tests in which the new facility demonstrates that it can consistently execute a well-controlled process and make quality product (also known as performance qualification (PPQ execution)). This timeline has been expedited and for the ongoing transfers that are part of the Comirnaty supply chain, Pfizer is experiencing between 9 to 18 months with an average of 15 months from project kickoff to PPQ execution.

Broadening Our Manufacturing Capabilities

From the outset, we have focused on efficiency to accelerate our manufacturing capabilities, resulting in a reduction of our COVID-19 vaccine manufacturing timeline by almost 50% – from approximately 110 days – from start to vial-ready – to an average of 60 days. In addition, we made changes to the formulation of the current vaccine to make it more stable and easier to use, which is an important element impacting accessibility in low- and middle-income countries.

Our COVID-19 vaccine requires 280 components and relies upon 86 suppliers located in 19 different countries. Given the complexity of COVID-19 vaccine development, Pfizer selects partners using a rigorous process based on several factors, including quality, compliance safety track record, technical capability, capacity availability, highly trained workforce, project management abilities and prior working relationships. Expanding manufacturing to organizations without the necessary skills, experience, or expertise to reliably source and manufacture vaccines would put patients at risk and pressure on resources, potentially diverting them away from manufacturers who are successfully producing COVID-19 vaccines.

Pfizer and BioNTech have nine operational facilities supporting the Comirnaty global supply chain, and more than 20 contract manufacturers across four continents that are currently or will be helping to manufacture the vaccine to further accelerate access around the world. For example:

- The African Union: In July 2021, we announced an agreement to manufacture the COVID-19 vaccine exclusively for the 55 member states that make up the African Union. Technical transfer and related activities have begun, and The Biovac Institute (Pty) Ltd, known as "Biovac" is expected to produce more than 100 million finished doses that will be supplied exclusively to African Union countries annually once at full operational capacity. Manufacturing is expected to begin in 2022.

- Latin America: In August 2021, Pfizer and BioNTech also announced the signing of a letter of intent with Eurofarma Laboratórios SA, a Brazilian biopharmaceutical company, to manufacture the COVID-19 vaccine for distribution within Latin America. Per the agreement, Eurofarma will obtain drug product from facilities in the U.S., and manufacturing of finished doses will commence in 2022. At full operational capacity, the annual production is expected to exceed 100 million finished doses annually. All doses will exclusively be distributed within Latin America.

In search of additional partners, Pfizer scanned the market and evaluated numerous potential Contract Manufacturing Organizations (CMO) partners for the Comirnaty supply chain. Following a thorough vetting process, unfortunately, we had to reject a vast majority of them for not meeting the company's criteria.

For 2022, Pfizer has the expected capacity to produce approximately four billion doses with one billion of those doses allocated to low- and middle-income countries. Complex customs procedures, tight supplies for vaccine manufacturing, regulatory delays, and country readiness (which can include logistical and healthcare delivery hurdles, gaps in cold chain capacity, availability of syringes, insufficient workforce capacity, and vaccine hesitancy), are the true barriers to global vaccine distribution and access.

Our Commitment to Equitable Vaccine Global Access

Pfizer works with a number of global health partners including the World Health Organization towards fair and equitable access to the vaccine. We are a proud partner and top contributor to the COVAX facility, a worldwide initiative aimed at equitable access to COVID-19 vaccines directed by the GAVI vaccine alliance, the Coalition for Epidemic Preparedness Innovations, and the World Health Organization, alongside key delivery partner UNICEF. In 2021, Pfizer worked with COVAX and government partners to enable supply of more than 250 million doses of the Pfizer-BioNTech COVID-19 vaccine, more than 25% of the total COVAX supply in 2021.

To accelerate our reach to low- and middle-income countries, which account for the most vulnerable populations, we pledged to provide two billion doses of our COVID-19 vaccine to low- and middle-income countries in 2021 and 2022 – at least one billion doses each year. We fulfilled our 2021 pledge, and in 2022, in line with our pledge, we expect to deliver at least another one billion doses to low- and middle-income countries.

Distributing these products rapidly and globally has no precedent in modern public health. Therefore, close coordination across all stakeholders is critical for ensuring the success of vaccination campaigns. The company partners with the global health community, governments, and private industry to address challenges in these economies with gaps in cold chain and service delivery, insufficient workforce capacity, and issues with demand and vaccine confidence in some countries.

Oral COVID-19 Treatment

In addition, Pfizer believes in the importance of partnering with various stakeholders to tackle global health challenges. This includes consideration of mechanisms, such as voluntary licensing, when and where it could potentially add value for patients. This commitment is evidenced by our voluntary license agreement with the Medicines Patent Pool (MPP) to share intellectual property related to our oral COVID-19 treatment. While the same high standards and principles for selecting appropriate manufacturers described before will still apply, manufacturing capabilities and infrastructure of Solid Oral Dosage (SOD) products is much more widely available across the world. Pfizer expects that the agreement will enable MPP to facilitate additional production and distribution of generic versions of our oral COVID-19 treatment, by granting sub-licenses to qualified generic medicine manufacturers, with the goal of facilitating greater access to the global population. The voluntary license is intended to help improve access to COVID-19 treatments to 95 low- and middle-income countries and enable supply to a slate of countries that account for 53% of the world's population.

SUMMARY

Most importantly, Pfizer continues in its efforts to combat COVID-19. We are working tirelessly with governments and global health partners to further accelerate access to our COVID-19 vaccine for countries across the world. The company has the expected capacity to produce approximately four billion doses in 2022, and deliver one billion of those doses to low- and middle-income countries. Expanding manufacturing to organizations who do not meet Pfizer's requirements would put patients at risk and pressure on resources. Complex customs' procedures, tight supplies for vaccine manufacturing, regulatory delays, and country readiness are the true barriers to global vaccine distribution and access.

As previously stated, we provide details about our equitable COVID-19 distribution and access strategy on our corporate website. Therefore, commissioning the report requested by the proponent is unnecessary and not in the best interests of the company and our shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

We expect the following proposal (Item 7 on the proxy card) to be presented by shareholders at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 7 – Report on Board Oversight of Risks Related to Anticompetitive Practices

Sisters of St. Francis Charitable Trust, 3390 Windsor Avenue, Dubuque, IA 52001-1311, which represents that it owns at least $2,000 worth of Pfizer's common stock, has notified Pfizer that it will present the following proposal at the 2022 Annual Meeting:

The Shareholder's Resolution

RESOLVED that shareholders of Pfizer Inc. ("Pfizer") ask the board of directors to report to shareholders on how it oversees risks related to anticompetitive practices, including whether the full board or board committee has oversight responsibility, whether and how consideration of such risks is incorporated into board deliberations regarding strategy, and the board's role in Pfizer's public policy activities related to such risks. The report should be prepared at reasonable expense and should omit confidential or proprietary information, as well as information about existing litigation and claims of which Pfizer has notice.

SUPPORTING STATEMENT

The anticompetitive practices of companies within the pharmaceutical supply chain, including drug developers such as Pfizer, are receiving increasing scrutiny from the public, regulators, and enforcers. The criticism of Pfizer has focused on the company's establishment of "patent thickets" around its drugs to prevent generic competition, some of which have resulted in massive price hikes for everyday consumers.[i]

Regulators and enforcers are increasingly focused on curbing this type of behavior. In May, then-acting Chairwoman of the Federal Trade Commission (FTC) Rebecca Kelly Slaughter stated that "[f]or decades, the FTC has challenged a number of illegal anticompetitive practices in the pharmaceutical industry that can lead to high drug prices. The Commission should consider ways to build on this work by addressing emerging and evolving practices that have the potential to harm consumers."[ii] Furthermore, upon confirmation, newly appointed FTC Chair Lina Kahn quickly moved to direct FTC staff to ramp up investigations based on seven enforcement priorities, including healthcare and pharmaceutical companies.[iii]

Separately, the company recently agreed to pay a $345 million antitrust litigation settlement surrounding its EpiPen production. There, the plaintiffs, who included insurers, pension funds, and other consumers, claimed that Pfizer had engaged in anticompetitive marketing practices that led to unlawful price hikes.[iv] In addition, Pfizer is currently involved in litigation with Teva Pharmaceutical, which claims that Pfizer engaged in patent litigation solely to delay the introduction of Teva's generic epinephrine injectable.[v]

The mounting pressure on Pfizer from regulators, enforcers, and market participants against the company's anticompetitive practices can increase pressure for new regulation, increase risk for investors, and have substantial impacts on the public. Given the widespread concern and rapidly changing environment, we believe that robust board oversight would improve Pfizer's management of risks related to anticompetitive practices and that shareholders would benefit from more information about the board's role.

i ***Overpatented, Overpriced: How Excessive Pharmaceutical Patenting is Extending Monopolies and Driving up Drug Prices***, I-MAK, 2019 (https://www.i-mak.org/wp-content/uploads/2019/01/i-mak.overpatented.overpriced.report.0801.pdf).
ii ***Statement Of Acting Chairwoman Rebecca Kelly Slaughter in the Matter Regarding the Federal Trade Commission's Report to Congress on Rebate Walls***, Fed. Trade Comm'n (May 28, 2021) (https://www.ftc.gov/public-statements/2021/05/statement-acting-chairwoman-rebecca-kelly-slaughter-regarding-federal).
iii Brennan, Zachary, ***Pharma in the crosshairs: How the FTC is expanding its antitrust powers under its new chair***, Endspoints News, July 2, 2021 (https://endpts.com/pharma-in-the-crosshairs-how-the-ftc-is-expanding-its-antitrust-powers-under-its-new-chair/).
iv Kansteiner, Fraiser, ***Pfizer antes up $345M to settle long-running EpiPen antitrust claims as Viatris case moves ahead***, Fierce Pharma, 16 July 2021 (https://www.fiercepharma.com/pharma/pfizer-antes-up-345m-to-settle-long-running-epipen-antitrust-claims).
v ***Id.***

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal. As discussed earlier in this Proxy Statement, the Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees. Our existing disclosure describes the general structure for the Board's oversight of significant enterprise risks, including, but not limited to, risks associated with our strategic plan, capital structure, research and development activities, drug pricing and access, and political spending policies and practices.

At every regular Board meeting, the Board is informed of its Committees' risk oversight and other activities through reports presented by the Committee Chairs to the full Board. In addition, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business through regular reports provided by members of management who are responsible for assessing and managing risk, including through the Enterprise Risk Management (ERM) program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is prioritized and assigned to a member or members, as appropriate of our Executive Leadership Team, the company's senior-most leadership and decision-making management body. The Board believes that its leadership structure and the ERM program support the risk oversight function of the Board. Therefore, producing a report as requested by the proponent is unnecessary and not in the best interest of Pfizer and our shareholders.

The Board's Role in Risk Oversight

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operation planning process. In 2020, ESG risks were integrated into the ERM process for the first time. The Committee's meeting agendas throughout the year include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM process.

The Regulatory and Compliance Committee of the Board has specific oversight responsibility of Pfizer's compliance program with respect to legal and regulatory requirements. The Committee shall, among other things, represent and assist the Board with the following:

- Compliance with U.S. and ex-U.S. requirements governing product marketing, promotion, and sale, including with respect to product claims and restrictions on "off-label" promotion, interactions with healthcare professionals, compliance with U.S. federal healthcare program requirements (including product pricing and price-reporting obligations), and compliance with the U.S. Anti-Kickback statute, the U.S. False Claims Act, the U.S. Foreign Corrupt Practices Act, the physician payment reporting provisions of the U.S. Patient Protection and Affordable Care Act, and equivalent ex.-U.S. requirements as they relate to the Healthcare-Related Areas.

The Governance & Sustainability Committee is responsible for maintaining an informed status on public policy and corporate political spending practices through periodic discussions and reviews of the company's annual Political Action Committee and Corporate Political Contributions report. Management regularly informs the Committee of the company's corporate political spending and lobbying priorities and the risks and benefits derived from our association with trade and other industry organizations. The Committee is also responsible for monitoring emerging issues potentially affecting the reputation of the pharmaceutical industry and the company. Please see the Board Committees and Charters at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/default.aspx.

Pfizer's Code of Business Conduct

According to Pfizer's Code of Business Conduct (the Code), which is available on Pfizer's website, see https://www.pfizer.com/about/responsibility/compliance, Pfizer and all its employees are required to comply with applicable industry laws and regulations. In particular, the Code specifically covers Pfizer's compliance with antitrust laws. In a section titled "Antitrust, Fair Competition Laws & Competitive Intelligence," the Code provides that "[a]ntitrust and competition laws protect free enterprise and prohibit interactions between Pfizer and our competitors that affect prices, terms or conditions of sale, or fair competition" and that Pfizer ensures "fair competition in all our business dealings, including, among other things, distribution agreements, rebates and discounts to customers, patent, copyright, and trademark licenses, territorial restrictions on resellers, and pricing policy generally."

In addition, the Code explains that Pfizer is "committed to competing fairly and following the antitrust and competition laws of all countries in which we operate," noting that "[l]aws vary and are sometimes complex, so we consult with the Legal Division before interacting with competitors or engaging in business dealings which could unfairly restrict trade." The Code also states that Pfizer only collects and uses "business information about other companies in a manner that is ethical, lawful, and meets confidential obligations." Moreover, the Code provides that Pfizer does "not permit direct or indirect discussions or contact with competitors about pricing, costs, terms or conditions of sale, or other competitively sensitive information" or any such discussions or contact with "suppliers and customers that unfairly restrict trade or exclude competitors from the marketplace."

Patents

In alignment with the "IP Principles for Advancing Cures and Therapies" (IP PACT), Pfizer is committed to patient and societal benefit as guiding principles in our intellectual property (IP) practice; we actively evaluate our patenting strategy with these Principles in mind. Responsible use of our IP enables us to engage in collaborations and partnerships that have the potential to speed up progress on the most pressing unmet medical needs. See the IP PACT at https://cdn.pfizer.com/pfizercom/IP_PACT_DOCUMENT_FINAL.pdf.

We believe that granting of patent rights should be focused on claims that legitimately reflect innovation by the applicant. We do not file patents that lack genuine innovation, or for the purpose of limiting competition. Enforcement of patent rights is driven by numerous factors particular to each case. We are committed to continually acting in a responsible, ethical and proportionate way when protecting our inventions and resolving patent disputes, which includes careful consideration of the legal remedies available to us in a given situation.

SUMMARY

The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees. Our disclosures already describe the general structure of the Board's oversight of significant enterprise risks, including, but not limited to, risks associated with our strategic plan, capital structure, research and development activities, drug pricing and access and political spending policies and practices. We believe our public disclosures already compare favorably with those requested by the Proposal. Therefore, providing another report is unnecessary and not in the best interests of the company and our shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

We expect the following proposal (Item 8 on the proxy card) to be presented by shareholders at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 8 – Report on Public Health Costs of Protecting Vaccine Technology

The Shareholder Commons, PO Box 7545, Wilmington, DE 19803, on behalf of the John Bishop Montgomery Trust U/A DTD 4/4/2019, which represents that it owns at least $2,000 of Pfizer common stock, has notified Pfizer that it will present the following proposal at the 2022 Annual Meeting:

The Shareholder's Resolution

ITEM 8: Report on public health cost of protecting vaccine technology

RESOLVED, shareholders ask that the Board of Directors commission and publish a report on (1) the public health costs created by the limited sharing of the Company's COVID-19 vaccine technologies and any consequent reduced availability in poorer nations and (2) the manner in which such costs may affect the market returns available to its diversified shareholders.

SUPPORTING STATEMENT

A recent headline emphasizes the financial rewards accruing to the Company for being an early developer of a COVID-19 vaccine: "Pfizer Stock Leaps after Q3 Earnings Beat; Sees $36 Billion in COVID Vaccine Sales."[1]

But while the Company is boosting earnings with vaccine sales, many countries struggle to obtain vaccines for their most susceptible communities. The imbalance in COVID-19 vaccination between rich and poor countries is striking: As of early September 2021, more than 50 percent of U.S. and European Union populations were fully vaccinated, compared with just 3 percent of Africa's population.[2]

This vaccine inequality is caused in part by the enforcement of patents and limitations on technology transfer designed to prevent competition.[3] Civil society and government leaders—including U.S. President Biden—have called for waivers of intellectual property rights to vaccine technology. Human rights organization Oxfam has called for governments and corporations to suspend patent rules and openly share technology.[4] Some argue that such moves would disincentivize investment and lead to low-quality vaccines, but others have exposed the weaknesses in these arguments.[5] The Company has not been neutral in this debate; it supports a trade group that lobbies against patent waivers.[6]

To the extent our Company is increasing its own financial returns by preventing vaccine production in poorer nations, its own increased profits are coming at a severe cost to the global economy, because failure to vaccinate the world's vulnerable communities is inhibiting worldwide economic recovery and creating opportunities for more dangerous SARS-CoV-2 variants to develop.

This is a bad trade for most of the Company's shareholders, who are diversified and thus rely on broad economic growth to achieve their financial objectives. A Company strategy that increases its own financial returns but threatens global GDP is counter to the best interests of most of its shareholders: the potential drag on GDP created by hoarding vaccine technology will directly reduce diversified portfolio returns over the long term.[7]

Despite this risk, the Company has not disclosed any analysis of the trade-offs between Company profit and global public health from the perspective of its largely diversified shareholders, whose investment portfolios may be at grave risk from undue limitations on vaccine production.

The requested report will help shareholders determine whether current Company policies serve shareholders' best interests.

Please vote for: Report on public health cost of protecting vaccine technology – Proposal 8

---

[1] https://www.thestreet.com/markets/pfizer-tops-q3-earnings-sees-36-billion-in-covid-vaccine-sales
[2] https://www.cnbc.com/2021/09/07/who-says-wealthy-nations-are-prolonging-pandemic-by-hoarding-covid-treatments-and-vaccines.html (citing World Health Organization).
[3] *Supra, n.2.*
[4] https://www.oxfam.org/en/take-action/campaigns/covid-19-vaccine
[5] https://inthesetimes.com/article/pfizer-moderna-vaccine-apartheid-trips-waiver-wto-intellectual-property-patents
[6] https://www.msn.com/en-us/news/other/big-pharma-lobbyists-launch-campaign-against-biden-over-covid-vaccine-patent-waiver/ar-AAKBxDs
[7] https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal. Pfizer remains committed to helping to ensure broad access for Comirnaty, the Pfizer-BioNTech COVID-19 vaccine. As of January 30, 2022, we have delivered more than 1.1 billion doses to 101 low and middle-income countries.

We are working diligently with governments and global health partners to further accelerate access to our COVID-19 vaccine for countries across the world. Our existing disclosures, published on our corporate website, provide detailed and up-to-date information about our progress to combat COVID-19, including our vaccine access and distribution strategies. Please see https://www.pfizer.com/science/coronavirus/resources. Producing the report requested by the proponent is unnecessary and not in the best interest of Pfizer and our shareholders.

Our Commitment to Equitable Vaccine Global Access

Pfizer works with a number of global health partners including the World Health Organization towards fair and equitable access to the vaccine. We are a proud partner of and top contributor to the COVAX facility, a worldwide initiative aimed at equitable access to COVID-19 vaccines directed by the GAVI vaccine alliance, the Coalition for Epidemic Preparedness Innovations, and the World Health Organization, alongside key delivery partner UNICEF. In 2021, Pfizer worked with COVAX and government partners to enable supply of more than 250 million doses of the Pfizer-BioNTech COVID-19 vaccine, more than 25% of the total COVAX supply in 2021.

To accelerate our reach to low- and middle-income countries, which account for the most vulnerable populations, we pledged to provide two billion doses of our COVID-19 vaccine to low- and middle-income countries in 2021 and 2022 – at least one billion doses each year. We fulfilled our 2021 pledge, and in 2022, in line with our pledge, we expect to deliver at least another one billion doses to low- and middle-income countries.

Distributing these products rapidly and globally has no precedent in modern public health. Therefore, close coordination across all stakeholders is critical for ensuring the success of vaccination campaigns. The company partners with the global health community, governments, and private industry to address challenges in these economies with gaps in cold chain and service delivery, insufficient workforce capacity, and issues with demand and vaccine confidence in some countries.

Technology Transfers

Vaccine manufacturing is a biological production that is extraordinarily complex under any circumstances, and even more so during a pandemic. Pfizer is a proven, reliable multinational vaccine producer, supplying vaccines that prevent a multitude of diseases and infections to more than 165 countries – even prior to the pandemic. Before Comirnaty was developed, Pfizer manufactured more than 200 million doses of its vaccines annually. Our current internal manufacturing capabilities as well as our expertise on technology transfers and management of Contract Manufacturing Organizations (CMOs) have allowed us to successfully manufacture over three billion doses of Comirnaty in 2021, including one billion doses for low- and middle-income countries.

The steps involved in a technology transfer are extensive and include hundreds of elements, including, but not limited to, on-site development, equipment installation, engineering and process qualification tests, and regulatory approvals. The timeline for technology transfers is dependent on the extent of work needed during the transfer. On average, a fill/finish technology transfer (where product is filled into vials/syringes and packaged for delivery) can take anywhere from 18 months to three years from project kickoff to the qualification tests in which the new facility demonstrates that it can consistently execute a well-controlled process and make quality product (also known as performance qualification (PPQ execution)). This timeline has been expedited and for the ongoing transfers that are part of the Comirnaty supply chain, Pfizer is experiencing between 9 to 18 months with an average of 15 months from project kickoff to PPQ execution.

Broadening Our Manufacturing Capabilities

From the outset, we have focused on efficiency to accelerate our manufacturing capabilities, resulting in a reduction of our COVID-19 vaccine manufacturing timeline by almost 50% – from approximately 110 days – from start to vial-ready – to an average of 60 days. In addition, we made changes to the formulation of the current vaccine to make it more stable and easier to use, which is an important element impacting accessibility in low- and middle-income countries.

Our COVID-19 vaccine requires 280 components and relies upon 86 suppliers located in 19 different countries. Given the complexity of COVID-19 vaccine development, Pfizer selects partners using a rigorous process based on several factors, including quality, compliance safety track record, technical capability, capacity availability, highly trained workforce, project management abilities and prior working relationships. Expanding manufacturing to organizations without the necessary skills, experience, or expertise to reliably source and manufacture vaccines would put patients at risk and pressure on resources, potentially diverting them away from manufacturers who are successfully producing COVID-19 vaccines.

Pfizer and BioNTech have nine operational facilities supporting the Comirnaty global supply chain, and more than 20 contract manufacturers across four continents that are currently or will be helping to manufacture the vaccine to further accelerate access around the world. For example:

- The African Union: In July 2021, we announced an agreement to manufacture the COVID-19 vaccine exclusively for the 55 member states that make up the African Union. Technical transfer and related activities have begun, and The Biovac Institute (Pty) Ltd, known as "Biovac" is expected to produce more than 100 million finished doses that will be supplied exclusively to African Union countries annually once at full operational capacity. Manufacturing is expected to begin in 2022.

- Latin America: In August 2021, Pfizer and BioNTech also announced the signing of a letter of intent with Eurofarma Laboratórios SA, a Brazilian biopharmaceutical company, to manufacture the COVID-19 vaccine for distribution within Latin America. Per the agreement, Eurofarma will obtain drug product from facilities in the U.S., and manufacturing of finished doses will commence in 2022. At full operational capacity, the annual production is expected to exceed 100 million finished doses annually. All doses will exclusively be distributed within Latin America.

In search of additional partners, Pfizer scanned the market and evaluated numerous potential Contract Manufacturing Organizations (CMO) partners for the Comirnaty supply chain. Following a thorough vetting process, unfortunately, we had to reject a vast majority of them for not meeting the company's criteria.

For 2022, Pfizer has the expected capacity to produce approximately four billion doses, with one billion of those doses allocated to low- and middle-income countries. Complex customs procedures, tight supplies for vaccine manufacturing, regulatory delays, and country readiness (which can include logistical and healthcare delivery hurdles, gaps in cold chain capacity, availability of syringes, insufficient workforce capacity, and vaccine hesitancy), are the true barriers to global vaccine distribution and access.

Oral COVID-19 Treatment

In addition, Pfizer believes in the importance of partnering with various stakeholders to tackle global health challenges. This includes consideration of mechanisms, such as voluntary licensing, when and where it could potentially add value for patients. This commitment is evidenced by our voluntary license agreement with the Medicines Patent Pool (MPP) to share intellectual property related to our oral COVID-19 treatment. While the same high standards and principles for selecting appropriate manufacturers described before will still apply, manufacturing capabilities and infrastructure of Solid Oral Dosage (SOD) products is much more widely available across the world. Pfizer expects that the agreement will enable MPP to facilitate additional production and distribution of generic versions of our oral COVID-19 treatment, by granting sub-licenses to qualified generic medicine manufacturers, with the goal of facilitating greater access to the global population. The voluntary license is intended to help improve access to COVID-19 treatments to 95 low- and middle-income countries and enable supply to a slate of countries that account for 53% of the world's population.

SUMMARY

Most importantly, Pfizer continues in its efforts to combat COVID-19. We are working diligently with governments and global health partners to further accelerate access to our COVID-19 vaccine for countries across the world. The company has the expected capacity to produce approximately four billion doses in 2022, and deliver one billion of those doses to low- and middle-income countries. Expanding manufacturing to organizations who do not meet Pfizer's requirements would put patients at risk and pressure on resources. Complex customs' procedures, tight supplies for vaccine manufacturing, regulatory delays, and country readiness are the true barriers to global vaccine distribution and access. We already provide details about our equitable COVID-19 distribution and access strategy on our corporate website. Therefore, producing the report requested by the proponent is unnecessary and not in the best interests of the company and our shareholders.

ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Annual Meeting Information

Annual Meeting

WHEN AND WHERE?

DATE AND TIME	LOCATION
April 28, 2022 9:00 a.m., EDT	**Virtual Meeting Only—No Physical Meeting**: Please visit www.meetnow.global/MWPVZT2 The 2022 Annual Meeting will be held in virtual format only. We designed the format to ensure that our shareholders who attend the meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. Closed captioning will be provided.

HOW DO I ATTEND THE ANNUAL MEETING?

To attend the Annual Meeting, please visit www.meetnow.global/MWPVZT2, where additional information will be available, including the Rules of Conduct and Meeting Procedures. Shareholders may log in to the Meeting website beginning at 8:45 a.m. EDT and can attend the Meeting, ask questions and vote their shares. You will be required to enter a control number, which can be found on your Notice of Internet Availability (Notice), proxy card, electronic notification or voting instructions included with your proxy materials.

REGISTERED SHAREHOLDERS

Please visit www.meetnow.global/MWPVZT2 and enter your 15-digit control number found on the Notice, proxy card or electronic notification included with your proxy materials.

BENEFICIAL OWNERS

If you hold your shares through an intermediary, such as a bank or broker, please visit www.meetnow.global/MWPVZT2 and enter your control number found on the voting instructions included with your proxy materials. Access to the Meeting website will be available on the day of the Meeting, 15 minutes prior to commencement of the Meeting.

While we expect the vast majority of beneficial owners will be able to attend the Annual Meeting, vote their shares and ask questions using the control number received with their proxy materials, as described above, we recommend that beneficial owners confirm this ability with the intermediary through which they hold their shares such as a bank or broker. If your intermediary does not provide for the ability to access the Annual Meeting using the control number found on the voting instructions included with your proxy materials, you will be required to request a legal proxy from your intermediary to register in advance of the Annual Meeting (see below) to participate in the Annual Meeting.

Registration in Advance of the Annual Meeting:

To register, you must submit proof of your proxy power (legal proxy) reflecting your ownership of Pfizer common stock, which can be obtained from your intermediary. Requests for registration should be directed to Computershare and be received no later than 5:00 p.m., EDT, on April 25, 2022 at the following:

- **By email:** Forward an image of your legal proxy to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy"; or
- **By mail:** Computershare, Pfizer Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

You will receive a confirmation email from Computershare of your registration and a new control number, which will be 15-digits, and which will allow you to fully participate in the Annual Meeting.

If you have already voted your shares and then request a legal proxy, your original vote will be invalidated and you will be required to vote your shares again.

GUESTS

Please visit www.meetnow.global/MWPVZT2 and join the Annual Meeting as a "Guest." You will not have the ability to ask questions or vote during the virtual meeting if you join the meeting as a Guest.

PROPONENT OF SHAREHOLDER PROPOSAL

The proponent of a shareholder proposal included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Meeting at least two weeks before the Annual Meeting.

HOW DO I ASK A QUESTION AT THE ANNUAL MEETING?

We will hold a live Q&A session, during which we intend to answer as many questions as time permits. Questions must comply with the Rules of Conduct and Meeting Procedures, which will be available on the Meeting website, and be pertinent to Pfizer, our shareholders and the Meeting matters.

- **If you wish to ask a question during the Annual Meeting:** Please visit www.meetnow.global/MWPVZT2 and enter the control number included on your Notice, proxy card, voting instruction form or electronic notification when prompted and follow the instructions on-screen to pose a question during the Meeting.

- **If you wish to submit a question in advance of the Annual Meeting:** During the two weeks prior the Meeting, shareholders may submit questions. The deadline to submit questions in advance is April 26, 2022 at 5:00PM.

    ◦ **Registered Shareholders:** Registered shareholders can submit questions electronically via the Meeting website. Please visit www.meetnow.global/MWPVZT2 and enter the 15-digit control number included on the Notice, proxy card or electronic notification included with your proxy materials when prompted and follow the instructions on-screen.

    ◦ **Beneficial Owners:** To submit a question in advance of the Meeting, beneficial owners must register in advance of the Meeting. See **"*Registration in Advance of the Annual Meeting*"** above.

Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.

Questions and answers to any pertinent questions not addressed during the Meeting, will be published following the meeting on our Investors website at https://investors.pfizer.com/Investors/Overview/default.aspx.

WHAT IF I HAVE TECHNICAL QUESTIONS?

Beginning at 8:30 a.m. EDT on the day of the Meeting and through the conclusion of the Meeting, our support team will be ready to assist shareholders with any technical difficulties accessing and participating in the Meeting. Should you require assistance please call the support team listed on the virtual Annual Meeting website at www.meetnow.global/MWPVZT2 or by phone, within the U.S., U.S. territories & Canada: +1-888-724-2416 or outside of the U.S., U.S. territories & Canada:+1-781-575-2748.

WILL THE VIRTUAL ANNUAL MEETING BE AVAILABLE FOR REPLAY?

A replay of the Annual Meeting will be made publicly available approximately 24 hours after the Meeting at www.meetnow.global/MWPVZT2. The replay will be available for one year.

WHAT IS A QUORUM FOR THE MEETING?

The presence of holders representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Annual Meeting, logging into the Meeting using the control number or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Voting

WHO IS ENTITLED TO VOTE AT THE MEETING?

Holders of Pfizer common stock at the close of business on March 2, 2022 (the Record Date), are entitled to receive the Notice of 2022 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,647,774,460 shares of the company's common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

HOW DO I VOTE?

Whether or not you plan to attend the Meeting, we urge you to review your proxy materials and vote your shares in advance of the Meeting.

BY MAIL	Complete, sign and date the accompanying proxy card or voting instruction form and return it in the prepaid envelope. If you are a registered shareholder and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.
	If you are a registered shareholder and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville KY 40233-9814, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 462 South Fourth Street, Suite 1600, Louisville, KY 40202.
BY TELEPHONE OR VIA THE INTERNET	**Registered Shareholders:** Pfizer has established telephone and Internet voting procedures for registered shareholders. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.
	• **By Telephone:** You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.
	• If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions.
	• **By Internet:** The website for Internet voting is www.investorvote.com/PFE. Please have your notice, proxy card or electronic notification handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.
	Telephone and Internet voting facilities for registered shareholders will be available until the polls close on April 28, 2022.
	Beneficial owners: The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We, therefore, recommend that you follow the voting instructions in the materials you receive.
	If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction form.
AT THE VIRTUAL ANNUAL MEETING	If you were a registered shareholder at the close of business on March 2, 2022 and have your control number, you may vote your shares during the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website. To access the virtual Annual Meeting, please visit www.meetnow.global/MWPVZT2.
	If you hold your shares through an intermediary, such as a bank or broker, see *"How Do I Attend the Annual Meeting?"* for information regarding how to gain access to the virtual Annual Meeting, vote your shares during the Meeting or ask questions during the Meeting.

IS THERE A LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING?

As required by Delaware law, the names of registered shareholders entitled to vote at the virtual Annual Meeting (the list) will be available for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, NY 10017, Attention: Corporate Secretary. Due to the COVID-19 pandemic, registered shareholders must make an appointment and must comply with the company's COVID-19 protocols.

The list will be available at the Meeting, and through the conclusion of the Meeting, on the virtual Annual Meeting website at www.meetnow.global/MWPVZT2. Only those persons logging into the virtual Annual Meeting as a registered shareholder will be able to access the list and you will be required to provide the 15-digit control number found on your Notice, proxy card and electronic notification that was mailed or made available to you on or about March 17, 2022.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

If you are a registered shareholder, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive either a proxy card or an electronic notification and/or a voting instruction form for all the Pfizer shares you hold:

- in a Pfizer savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction form for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy card or voting instruction form, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust.

To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 25, 2022.

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

WHAT ARE THE VOTING REQUIREMENTS TO ELECT THE DIRECTORS AND TO APPROVE EACH OF THE PROPOSALS DISCUSSED IN THIS PROXY STATEMENT?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast*	No
Ratification of KPMG LLP	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposals	Majority of Votes Cast	No

* *Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Governance & Sustainability Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles on our website.*

Abstentions/Broker Non-Votes: If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

HOW WILL MY SHARES BE VOTED AT THE MEETING?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2022 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers; and
- **AGAINST** the shareholder proposals.

WHO WILL COUNT THE VOTES?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE?

If you are a registered shareholder, you can revoke your proxy before it is exercised by:

- giving written notice to our Corporate Secretary;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting at the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following its instructions for how to do so.

Proxy Materials

WHY DID I RECEIVE THESE PROXY MATERIALS?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2022 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2022 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 17, 2022.

CAN I ACCESS THE PROXY MATERIALS AND THE 2021 ANNUAL REPORT ON FORM 10-K ON THE INTERNET?

This Notice of 2022 Annual Meeting and Proxy Statement and the 2021 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Registered Shareholders: If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare-na.com/green/ and following the enrollment instructions.

Beneficial Owners: Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

HOW CAN I ELIMINATE DUPLICATE MAILINGS?

A single Notice of 2022 Annual Meeting and Proxy Statement and 2021 Annual Report, along with individual proxy cards, or individual Notices of Internet Availability, will be delivered in one envelope to multiple shareholders having the same last name and address and to individuals with more than one account registered at Computershare with the same address unless contrary instructions have been received from an affected shareholder. If you would like to enroll in this service or receive individual copies of all documents, now or in the future, please contact Computershare by calling 1-800-733-9393 or writing to Computershare at P.O. Box 50500, Louisville, KY 40233-5000. We will deliver a separate copy of all documents to a shareholder at a shared address to which a single copy of the documents was delivered promptly upon request to the address or telephone number provided above.

Other Questions

WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation or the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER AND HOLDING SHARES AS A BENEFICIAL OWNER?

If your shares are registered in your name with Pfizer's transfer agent, Computershare, you are the "registered shareholder" of those shares. This Notice of 2022 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of 2022 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form or by following their instructions for voting by telephone or on the Internet.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford CT 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $35,000, plus reasonable expenses, for these services.

Other Business

The Board is not aware of any matters that are expected to come before the 2022 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

Submitting Proxy Proposals and Director Nominations for the 2023 Annual Meeting

Type	Deadline	Submission Requirements*
Proposals for Inclusion in Our 2023 Proxy Materials	November 17, 2022	Must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended
Director Nominations for Inclusion in our 2023 Proxy Materials (Proxy Access)	Between October 18, 2022 and November 17, 2022	Must include the information set forth in our By-laws
Other Proposals or Nominations to be Brought before Our 2023 Annual Meeting	If the 2023 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 28, 2022), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2022 Annual Meeting, or no earlier than December 29, 2022 and no later than January 28, 2023. If the 2023 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive it no later than 10 days following the first to occur of: • the date on which notice of the date of the 2023 Annual Meeting is mailed; or • the date public disclosure of the date of the 2023 Annual Meeting is made.	Must include the information set forth in our By-laws

* Proposals and/or nominations must be received at our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary.

For any other meeting, nominations (other than by proxy access) or items of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary.

Consideration of Potential Director Candidates

On an ongoing basis, the Governance & Sustainability Committee considers potential candidates identified on its own initiative, as well as those identified by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board). Shareholders who wish to recommend candidates may contact the Governance & Sustainability Committee as described in "*How to Communicate with Our Directors*" earlier in this Proxy Statement.

All candidates are required to meet the criteria outlined above, as well as those outlined in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Governance & Sustainability Committee. Further, each candidate must also meet the criteria outlined above under "*Director Independence*." Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described above. Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above, will be evaluated by the Governance & Sustainability Committee in the same manner as other nominees.



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